
07076557





RubyTuesday

SIMPLE FRESH AMERICAN DINING

2007 ANNUAL REPORT

Company Overview

Ruby Tuesday, Inc. was founded in 1972 and owns, operates, and franchises more than 900 restaurants in the United States and around the world. At the end of fiscal 2007, 680 Ruby Tuesday restaurants were company owned and 253 were franchised. Annual company sales in fiscal 2007 were approximately $1.4 billion, and average sales volume for company-owned restaurants was $2.12 million. The company and its franchisees employ more than 50,000 full- and part-time team members.

RubyTuesday

People: Gracious Hospitality

Our great food tastes even better because it is served by smiling, caring, attentive people who look their best. We know how important it is to make you feel welcome and comfortable when you pay us a visit. Our roots are deep in the culture of service and guest satisfaction, and our restaurants are staffed better than ever with people who truly understand the importance of being gracious hosts.

Over the past year we have redesigned our management systems to be more focused on the guests in our dining rooms. We have added team members to enhance our service, implemented a system so our servers make more money, and adopted a more contemporary dress code for our hospitality team.

But none of that comes without preparation, and few put as much emphasis on training and development as we do. As we create the new Ruby Tuesday, we continue to invest more per team member for education and performance improvement than most any company in our industry. This past fiscal year, we invested more than $5 million in the training and development of our restaurant teams, including a new state-of-the-art Center for Culinary Excellence at our Restaurant Support Center in Maryville, Tennessee. All of our general managers and multi-restaurant operations leaders gather here to participate in hands-on training, classroom instruction, and presentations from culinary experts. At the end of the day, they gather at our RT Lodge, where they share ideas and strengthen our culture, enjoy five-star meals and accommodations, and return to their restaurants with first-hand knowledge of great food and gracious hospitality in beautiful surroundings.

At each of our Ruby Tuesday restaurants, we actively measure guest satisfaction with a feedback mechanism that provides up-to-date consumer information that will help us achieve ever-increasing improvement in our restaurant operations.

We believe these key elements of our culture will create a consistent, high-quality dining experience for our guests by enabling and motivating our teams to become their very best.



Menu: Simple Fresh American Dining

When we opened the first Ruby Tuesday in 1972, our burgers became so popular they made us famous. They were handmade from fresh ground beef and served on a special bun with one-of-a-kind toppings. Today, Ruby Tuesday burgers remain the favorites on our menu. Handcrafted from fresh, USDA Choice beef, then served on a special bun with seasonal vine-ripened tomatoes and crisp leaf lettuce, they still come with a variety of premium toppings, including artisan cheeses. During the past 18 months, we have improved the quality of every ingredient that goes into crafting our burgers, and within the past fiscal year, we started making our burgers from fresh beef. We also proudly introduced our one-of-a-kind Triple Prime Burger and popular Ruby Minis.

One of the reasons so many people choose Ruby Tuesday is our unrivalled Fresh Garden Bar. Nearly half of our guests create their own masterpieces from an array of garden greens, hand-sliced fresh vegetables and premium cheeses. To make the visits even more enjoyable, we are adding organic greens and dressings, and now guests can combine our Fresh Garden Bar with our new fresh-made soups, fresh quiche made with organic eggs, or our Gourmet Chicken Pot Pie.

These key changes in our most basic and popular products are just the beginning. We have brought uncompromising freshness and quality to every dish on our menu. Our guests rave about our fresh Jumbo Lump Crab Cake that is nearly all crab and almost no cake. They enjoy fresh steaks, including our Premium Aged Prime Sirloin, and come back for fresh, all-natural chicken entrees including our Chicken Fresco and Chicken Portobello. This July, we introduced our newest menu, with fresh flown-in salmon that is one of several exceptionally high-quality new choices. Guests toast our beverages, too: handcrafted cocktails, made to order with premium spirits; wines from our top-quality selection; and craft beers from one of many regional brewers. They also appreciate our "zero proof" beverages, made-to-order with fresh-squeezed juices and fresh strawberries. The quality and freshness at Ruby Tuesday just keep getting better and better.



Premium Aged
Prime Sirloin



Updated Five-Year Goals

- Average Annual Restaurant Sales: $2.5 million
- Same-Restaurant Sales Growth: 3+ percent annually
- Management Turnover: 20 percent
- Restaurant Team Turnover: 100 percent
- Pre-Tax Margins: 11 percent
- Earnings-Per-Share Growth: 12.5 to 15 percent

Mission: Deliver a Memorable, High-Quality Dining Experience That Reaches To the Top of the Casual Segment

Elevating Ruby Tuesday above the crowd to a memorable, high-quality dining experience is critical to our growth and success. We are engaged in a three-year plan to reposition, reinvent and reinvigorate the Ruby Tuesday brand. We began by bringing our guests fresh, exciting new menu choices, then raised our standards of service, and are now creating an innovative new look and style for each and every restaurant. This revitalization will appeal to our loyal core guests while attracting a new generation of consumers.

Fresh Garden Bar &
Ruby Minis



To My Fellow Stakeholders:

As I write you this annual letter, we are well on our way to transforming our 35-year-old brand into one that stands for Simple Fresh American Dining. We are committed to uncompromising freshness and quality, gracious hospitality and five-star facilities that exemplify the quality, passion, and pride that are at the heart of our company.

Before I review our plans for the future, I want to update you on this past fiscal year and outline our five-year goals. We did not perform the way we expected nor did we create shareholder value as we have in the past. It is of little comfort to me or our leadership team that the performance of other restaurant companies is also below expectations. Our job is to create value, and we believe our plans going forward will do just that by driving better sales and earnings performance from a stronger and more differentiated brand.

Sales growth, which increased steadily in previous decades, has leveled off in casual dining as new restaurant growth has outpaced demand. Consumers continue to face rising fuel prices, higher short-term interest rates, and an uncertain economy in a country still engaged in war. As our industry matures and reaches a critical plateau, the dining-out public is telling us that many casual dining restaurants seem very much alike, with similar menu offerings, décor, prices, and service standards. All these factors created a challenging environment this past year.

Our revenue grew by 8.0 percent. Same-restaurant sales were down 1.4 percent and lower than our projection of flat for the year. Average restaurant volume for all restaurants reached $2.12 million, and total company restaurant sales were $1.4 billion. Franchised restaurant sales climbed 2.8 percent to $472 million, and that growth occurred as 28 franchised restaurants became company owned.

Our fiscal 2007 fully diluted earnings-per-share (EPS) of $1.59 decreased 3.6 percent. Excluding the diluted per-share impact of the adoption of SFAS 123R related to share-based compensation expense ($0.10), a lease-related charge associated with the bankruptcy of Specialty Restaurant Group, LLC ($0.06), and the 53rd week from the prior year ($0.04), adjusted diluted earnings per share for fiscal 2007 would have been $1.75 as compared to $1.61 for fiscal 2006, an increase of 8.7 percent as compared to the prior year. Total management turnover was less than 20 percent, among the lowest in decades.

The world is changing, our industry is changing, and Ruby Tuesday is proactively changing. We have made great progress in strengthening our operations and our brand. We believe that flawlessly executing our financial and operating strategies will result in achieving the following five-year goals.


SIMPLE FRESH AMERICAN



Prototypical Exterior & Interior

The Look: Five-Star Facilities

For most of our 35-year history, there were key elements of our buildings and interior décor that defined our brand image. While that served us well for more than three decades, it is time to update, freshen, and simplify the design and atmosphere of our restaurants.

Over the last two fiscal years, we conceived and began building a new prototype that is much more contemporary and yet based on classic forms and features. The exterior is a unified, sophisticated color. Awnings are now a solid, handsome black with lettering that calls attention to our Simple Fresh American Dining. Interiors are warm and welcoming, with a combination of soft earth tones and colorful accents. The décor is clean and uncluttered, with specially commissioned artwork by contemporary American artists replacing the artifacts and memorabilia. Seating has been upgraded and made more comfortable, finishes are lighter, and the restaurants feel more open and inviting. We have also introduced new glassware, contemporary china, and premium silverware and napkins - all elements of a high-quality casual dining restaurant.

We will open a showcase Ruby Tuesday in Times Square in New York in September. It will have all the appeal and great new look of our prototype design, with two levels of dining, and bring tremendous exposure and attention to our brand.

We are now in the process of remodeling company locations with the same design and décor as new Ruby Tuesdays with no disruption of operations and at a cost of approximately $100,000 per location (totaling about $65 to $75 million for company-owned locations). Our plan is to complete this over the next 12 months.

Guests are attracted by what they see on the outside and even more impressed by what they experience on the inside. The changes clearly communicate that Ruby Tuesday is a high-quality casual dining restaurant. Our research and guest feedback have shown significant improvement in attribute rankings and satisfaction scores and affirm the popularity and appeal of our new image. Add our new menu and enhanced service, and we are a fresh new brand that we believe will experience increased guest visits and same-restaurant sales well into the future.



Spinach Artichoke Dip

Key Financial Strategies

We remain solidly committed to three basic ways to build shareholder value. They are to

- Get more from existing assets.
- Invest wisely and prudently in new restaurants.
- Maintain an appropriate capital structure.

Put simply, the best way to get better returns from the restaurants we own and franchise is to increase their sales. Our devotion to uncompromising freshness and quality, gracious hospitality for each of our guests, and the total remodeling of our restaurants are all expected to reposition our brand to high-quality casual dining, drive traffic, increase average guest check, and grow average restaurant sales volume.

We expect to open 20 to 25 company-owned restaurants in the coming fiscal year, with the goal of much higher sales volume per restaurant. We also expect continued expansion in franchising, with the opening of approximately 25 to 35 restaurants located primarily in the Western United States and in international locations. During fiscal 2007 we purchased two Ruby Tuesday franchise companies in Florida with 28 restaurants, and a third Florida franchise company was purchased in June with 11 additional restaurants. We anticipate acquiring more over time. In the future, we foresee franchising selected company-owned restaurants in some locations where it creates a better return. Also in the coming years, our total capital expenditures for new restaurant openings will be reduced significantly as we open fewer locations, own less property, contract for more build-to-suit locations, and receive more landlord contributions.
We are creating significant levels of free cash flow and maintaining a capital structure that allows

us to return much more excess capital to our shareholders. In fact, we finished the fiscal year with approximately $59 million in positive, free cash flow[1]. Our current goal is to maintain a total debt-to-EBITDA of 3.0 times.

In fiscal 2007, the company repurchased 7.1 million shares of common stock, representing 12.2 percent of total Ruby Tuesday outstanding stock. In the previous fiscal year, we also repurchased approximately 12 percent of our shares. During fiscal '07, the Board of Directors declared a dividend of 50 cents per share, paid semi-annually, which is one of the best dividend yields in our industry We believe the repurchase of stock and an aggressive increase in dividend payments are important to maximizing shareholder value and a prudent way to return excess capital to shareholders.

(1) We define "free cash flow" to be the net amount remaining when purchases of property and equipment are subtracted from net cash provided by operating activities.



Sirloin & Crabcake



Our Brand Promises

As we improve and differentiate our company, we know our success depends on our heartfelt commitment to uplifting and exciting our teams and guests every day by following through on five key promises:

- Deliver Simple Fresh American Dining.
- Build and retain the "dream team."
- Make a difference every day.
- Drive consistent results.
- Give back.

We believe in quality, passion, and pride in all we do. We are committed to uncompromising freshness and quality in the food we purchase, prepare, and serve, and we welcome and serve our guests with gracious hospitality in beautiful and comfortable surroundings. We attract and select the best people in our industry, then we train them well and treat them right. We offer affordable, day-one healthcare coverage for every team member and create a positive, safe working environment that allows for personal growth and development. We enable and empower managers to move to General Managers, Managing Partners, Multi-Restaurant Partners, and beyond, with enhanced benefits and compensation. Our management and team turnover rates are at their lowest point in the history of our company and are among the very best in the foodservice industry.

We also believe that making a difference every day starts with attitude, a heartfelt commitment to our teams and guests. Ruby Tuesday people are curious, creative, and positive. They believe in teamwork



Triple Prime Burger



Double Chocolate Cake

and inspire and uplift the people around them. They work hard, work smart, and balance their work life with their home life. They care about their appearance, have a professional image, and believe in always doing the right thing as well as doing things right. And when there is discipline, accountability, and focus, the results are both excellent and consistent. Our teams are organized, have a strong sense of urgency, hold themselves and others accountable, search for a better way every day, and are focused on top priorities that will make a meaningful difference.

Finally, we believe in giving back. Ruby's Relief Fund provides support to our team in times of disaster and is made possible by contributions from our employees. Our Team Outreach programs help feed hungry kids and families and encourage and enable young children to read. Our Going Green initiatives are driven by our team members who are taking steps to recycle, use fewer non-renewable resources, and improve the quality of our natural environment and protect it for generations to come. Our Real Food Symposia will provide management classes and shared information to farmers and growers, artisan producers, and rising chefs and restaurateurs. It is just one part of our commitment to buying, preparing, and serving food that is wholesome, fresher, and better for everyone – the people who grow it, make it, and enjoy it.

We are steadfastly committed to our strategies and accomplishing our goals. We believe in the plans we have in place to achieve them and are energized and excited by the changes underway. We are convinced they will differentiate our brand and delight more guests, as evidenced by their more frequent visits to our restaurants. I strongly believe in our team and its quality, passion, and pride, and I am grateful to you, the stakeholders of Ruby Tuesday, for your investment in our company.

Sandy Beall
Founder, Chairman & CEO

Corporate Information

The Board of Directors

Sandy Beall
Chairman of the Board, Chief Executive Officer, and President of Ruby Tuesday, Inc.

Claire L. Arnold (1,3)
Chair and Chief Executive Officer of Leapfrog Services, Inc.
Chair of the Nominating and Governance Committee

Kevin T. Clayton (1, 2, 3)
President and Chief Executive Officer of Clayton Homes, Inc.

James A. Haslam, III (3)
President and Chief Executive Officer of Pilot Travel Centers, LLC

Bernard Lanigan, Jr. (1,2,3)
Founder, Chairman and Managing Principal of Lanigan & Associates, P.C. and
Chairman and Managing Director of Southeast Asset Advisors, Inc.
Chair of the Audit Committee

John B. McKinnon (1,2,3)
Former President of Sara Lee Food Service and
Former Dean of Babcock Graduate School of Management at Wake Forest University

Dr. Donald Ratajczak (1,2,3)
Former Chairman and Chief Executive Officer of BrainWorks Ventures, Inc. and
Former Professor and Director of the Economic Forecasting Center at Georgia State University

Stephen I. Sadove (1,3)
Chief Executive Officer of Saks, Inc.
Chair of the Compensation and Stock Option Committee

Committees of the Board: Composed entirely of non-employee, independent Board Members

1. Compensation and Stock Option
2. Audit
3. Nominating and Governance

Transfer Agent and Registrar:

The Bank of New York
1.800.524.4458
1.212.815.3700 (Outside the U.S. and Canada)
1.888.269.5221 (Hearing Impaired - TTY Phone)

Email: shareowners@bankofny.com
Website https://www.stockbny.com

Address Shareholder inquiries to:
The Bank of New York
Investor Services Department
P.O. Box 11258
New York, NY 10286-1258

Send Certificates for Transfer and Address Changes to:
Receive and Deliver Department
P.O. Box 11002
New York, NY 10286-1002

Independent Auditors:

KPMG LLP
Suite 2600, 400 West Market Street
Louisville, Kentucky 40202

Common Stock

The common stock of Ruby Tuesday, Inc. is traded on the New York Stock Exchange (NYSE symbol: RT).

Center for Leadership Excellence and Restaurant Support Center

150 West Church Avenue
Maryville, Tennessee 37801
865.379.5700

Form 10-K Information

A copy of the Company's annual report on Form 10-K, excluding exhibits, filed with the Securities and Exchange Commission, will be furnished to any shareholder without charge upon written request to the Shareholder Relations Department, 150 West Church Avenue, Maryville, Tennessee 37801. The Form 10-K can also be printed from the Investor Relations section of the Company's web site at www.rubytuesday.com.

Annual Meeting

The annual meeting of shareholders will be held on October 10, 2007 at 11:00 a.m., Eastern Standard Time, at the Company's Restaurant Support Center, 150 West Church Avenue, Maryville, Tennessee.

Certifications

We have filed as exhibits to our Annual Report on Form 10-K for the year ended June 5, 2007, the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 and Section 906 of the Sarbanes-Oxley Act. We have also submitted the required annual Chief Executive Officer certification to the New York Stock Exchange.

Leadership



Jumbo Lump
Crab Cake

Executive Leadership

Sandy Beall
Founder, Chairman of the Board, President, and CEO

Kimberly Grant
Executive Vice President

Margie Duffy
Senior Vice President, Chief Financial Officer

Nick Ibrahim
Senior Vice President, Chief Technology Officer

Mark Ingram
President, Franchise Development

Richard Johnson
Senior Vice President

Kurt Juergens
Senior Vice President, Real Estate Development

Rob LeBoeuf
Senior Vice President, Chief People Officer

Scarlett May
Vice President, General Counsel and Secretary

Mark Young
Senior Vice President, Marketing

Operations Leadership

Bob Baldini
Vice President, Operations

Mike Roder
Vice President, Operations

Jeff VanHorne
Vice President, Operations

Henry Grau
Vice President, Franchise Relations

Max Piet
Vice President, Franchise Relations

Support Leadership

Tammie Cunningham
Vice President, Operations Controller

Shannon Hepp
Vice President, Investor Relations and Planning

Andy Hepp
Vice President, Execution and Implementation

Belinda Kitts
Vice President, Benefits and Risk Management

Julie Reid
Vice President, Culinary Research and Development

David Schmidt
Vice President, Tax and Treasury

Eddy Semaan
Vice President, Information Technology Research and Development

Frank Southall
Vice President, Corporate Controller

Gary Yoko
Vice President, Design and Construction





Peppercorn Mushroom Sirloin

RubyTuesday

SIMPLE FRESH AMERICAN DINING

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: **June 5, 2007**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

Commission file number 1-12454

RUBY TUESDAY, INC.

(Exact name of registrant as specified in charter)

GEORGIA	**63-0475239**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

150 West Church Avenue, Maryville, Tennessee 37801
(Address of principal executive offices and zip code)

(865) 379-5700
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
Title of class
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of the last day of the second fiscal quarter ended December 5, 2006 was $1,614,104,847 based on the closing stock price of $27.29 on December 5, 2006.

The number of shares of the registrant's common stock outstanding as of July 30, 2007, the latest practicable date prior to the filing of this Annual Report, was 51,678,458.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy statement for the Registrant's 2007 Annual Meeting of Shareholders, to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, is incorporated by reference into Part III hereof.

RubyTuesday
SIMPLE FRESH AMERICAN DINING

Index

PART I

Item 1. Business

Background
The first Ruby Tuesday® restaurant was opened in 1972 in Knoxville, Tennessee near the campus of the University of Tennessee. The Ruby Tuesday concept, which at the time consisted of 16 restaurants, was acquired by Morrison Restaurants Inc. ("Morrison") in 1982. During the following years, Morrison grew the concept to over 300 restaurants with concentrations in the Northeast, Southeast, Mid-Atlantic and Midwest regions of the United States and added other casual dining concepts, including the internally-developed American Cafe® and the acquired Tias, Inc., a chain of Tex-Mex restaurants. In a spin-off transaction that occurred on March 9, 1996, shareholders of Morrison approved the distribution of two separate businesses of Morrison to its shareholders, Morrison Fresh Cooking, Inc. ("MFC") and Morrison Health Care, Inc. ("MHC"). In conjunction with the spin-off, Morrison was reincorporated in the State of Georgia and changed its name to Ruby Tuesday, Inc. Ruby Tuesday, Inc. and its wholly-owned subsidiaries are sometimes referred to herein as "RTI", the "Company", "we" and/or "our".

We began our traditional franchise program in 1997 with the opening of one domestically and two internationally franchised Ruby Tuesday restaurants. The following year, we introduced a program we called our "franchise partnership program," under which we own 1% or 50% of the equity of each of the entities that own and operate Ruby Tuesday franchised restaurants. We do not own any of the equity of entities that hold franchises under our traditional franchise program. As of June 5, 2007, we had 46 franchisees, comprised of 16 franchise partnerships, 13 traditional domestic and 17 traditional international franchisees. Of these franchisees, we have signed agreements for the development of new franchised Ruby Tuesday restaurants with 16 franchise partnerships, 11 traditional domestic and 12 traditional international franchisees. In conjunction with the signing of the franchise agreements, between fiscal 1997 and 2002, we sold 124 Ruby Tuesday restaurants in our non-core markets to our franchisees. Seven additional Ruby Tuesday restaurants were sold or leased by the Company to franchise partnerships in fiscal 2007. In addition, the 17 international franchisees (including Puerto Rico and Guam) hold rights as of June 5, 2007 to develop Ruby Tuesday restaurants in 21 countries.

On November 20, 2000, the American Cafe (including L&N Seafood) and Tia's Tex-Mex concepts, with 69 operating restaurants, were sold to Specialty Restaurant Group, LLC ("SRG"), a limited liability company owned by the former President of the Company's American Cafe and Tia's Tex-Mex concepts and certain members of his management team. During fiscal 2007, both SRG, and the company to whom it sold the Tia's Tex-Mex concept in fiscal 2004, filed for bankruptcy protection.

Operations
We own and operate the Ruby Tuesday concept in the bar and grill segment of casual dining. We also offer franchises for the Ruby Tuesday concept in domestic and international markets. As of June 5, 2007, we owned and operated 680 casual dining restaurants, located in 28 states and the District of Columbia. Also, as of June 5, 2007, the franchise partnerships operated 154 restaurants and traditional franchisees operated 45 domestic and 54 international restaurants. A listing of the states and countries in which our franchisees operate is set forth below in Item 2 entitled "Properties."

Ruby Tuesday restaurants offer simple, fresh American dining emphasizing 13 appetizers, handcrafted burgers, a garden bar which offers up to 46 items, fresh chicken, steaks, crab cakes, salmon, tilapia, ribs, and more. Burger choices include such items as beef, bison, turkey, chicken, and crab. Entree selections range in price from $6.99 to $19.99. We also offer our Ruby Tuesday's To Go Curbside℠ service at both Company-owned and franchise restaurants. This program provides a quick, convenient alternative for active customers who are on the go.

In our effort to continue moving our brand towards a higher quality casual dining restaurant and away from the traditional bar and grill category, we are changing our look and feel, differentiating ourselves with a more contemporary and fresher look. Recent enhancements include new premium plateware and glassware, premium zero proof beverages including fresh squeezed lemonade and pomegranate drinks, premium wines, handcrafted beer and cocktails, and an upgraded garden bar. Earlier in fiscal 2007, we converted five Knoxville, Tennessee restaurants to what we hope will become our new look, a more sophisticated exterior coupled with a more contemporary, relaxed atmosphere within. Beginning in our fourth quarter of fiscal 2007 we expanded our test by converting an additional 54 restaurants, three of which are operated by a franchise partnership. These remodels have thus far not resulted in any closures or down time for our restaurants and are not anticipated to do so in the future.

Based on results of the fourth quarter remodel project, we anticipate starting to more aggressively remodel our restaurants in fiscal 2008.

At June 5, 2007, the Company owned and operated restaurants concentrated primarily in the Southeast, Northeast, Mid-Atlantic and Midwest of the United States. We consider these regions to be our core markets. We plan to open approximately 20 to 25 Company-owned restaurants during fiscal 2008. The majority of these new restaurants are expected to be located in existing markets. We expect almost all new restaurants to be freestanding. Existing prototypes range in size from 4,600 to 5,400 square feet with seating for 162 to 230 guests. Because these restaurants provide for substantial seating in proportion to the square footage of the buildings, we believe these restaurants offer an opportunity for improved restaurant-level returns on invested capital. We also believe there is potential for more than five hundred additional Ruby Tuesday restaurants to be operated across the United States. The availability of several different restaurant prototypes enables us to develop restaurants in a variety of different markets, including rural America, locations adjacent to interstate highways, retail locations, as well as our more traditional sites. Other than population and traffic volume, our site selection requirements for these new restaurants include annual household incomes ranging from $50,000 to $80,000, good accessibility to our restaurants, and visibility of the location. New restaurants are operated by general managers who are rewarded for their ability to grow guest counts, achieve high standards and control certain costs.

Franchising

As previously noted, as of June 5, 2007, we had franchise arrangements with 46 franchise groups which operate Ruby Tuesday restaurants in 25 states and Puerto Rico and in 13 foreign countries.

As of June 5, 2007, there were 253 franchise restaurants, including 154 operated by franchise partnerships. In fiscal 2007, 28 franchise partnerships restaurants were acquired by the Company. An additional 11 franchise partnership restaurants in Florida were acquired by the Company on the first day of fiscal 2008. Franchisees opened, or acquired from RTI, 35 restaurants in fiscal 2007, 32 restaurants in fiscal 2006, and 27 restaurants in fiscal 2005. We anticipate that our franchisees will open approximately 25 to 35 restaurants in fiscal 2008.

Generally, franchise arrangements consist of a development agreement and a separate franchise agreement for each restaurant. Under a development agreement, a franchisee is granted the exclusive right, and undertakes the obligation, to develop multiple restaurants within a specifically described geographic territory. The term of a domestic franchise agreement is generally 15 years, with two five-year renewal options.

For each restaurant developed under a domestic development agreement, a franchisee is currently obligated to pay a development fee of $10,000 per restaurant (at the time of signing a development agreement), an initial franchise fee (which typically is $35,000 in the aggregate for domestic franchisees), and a royalty fee equal to 4.0% of the restaurant's monthly gross sales, as defined in the franchise agreement. Development and operating fees for international franchise restaurants vary.

Additionally, we offer support service agreements for domestic franchisees. Under the support services agreements, we have one level of support, which is required for franchise partnerships and optional for traditional franchisees, in which we provide specified additional services to assist the franchisees with various aspects of the business including, but not limited to, processing of payroll, basic bookkeeping and cash management. Fees for these services are typically 2.5% of monthly gross sales for franchise partnerships and about 1.0% for traditional franchisees, as defined in the franchise agreement. There is also an optional level of support services, available only to traditional franchisees, in which we charge a fee to cover certain information technology related support that we provide. All domestic franchisees also are required to pay a marketing and purchasing fee of 1.5% of monthly gross sales. Beginning in May 2005, under the terms of the franchise operating agreements, we required all domestic franchisees to contribute a percentage of monthly gross sales, currently 2.8%, to a national advertising fund formed to cover their pro rata portion of the production and airing costs associated with our national cable advertising campaign. Under the terms of those agreements, we can charge up to 3.0% of monthly gross sales for this national advertising fund.

While financing is the responsibility of the franchisee, we make available to the domestic franchisees information about financial institutions that may be interested in financing the costs of restaurant development for qualified franchisees. Additionally, in limited instances, and only with regard to the franchise partnerships, we provide partial guarantees to certain of these lenders.

We provide ongoing training and assistance to all of our franchisees in connection with the operation and management of each restaurant through the Ruby Tuesday Center for Leadership Excellence, our training facility, meetings, on-premises visits, and by written or other material.

Training

The Ruby Tuesday Center for Leadership Excellence, located in the Maryville, Tennessee Restaurant Support Services Center, serves as the centralized training center for all of our and the franchisees' managers, multi-restaurant operators and other team members. Facilities include classrooms, a test kitchen, and the Ruby Tuesday Culinary Arts Center, which opened in fiscal 2007. The Ruby Tuesday Center for Leadership Excellence provides managers with the opportunity to assemble for intensive, ongoing instruction and interaction. Programs include classroom instruction and various team competitions, which are designed to contribute to the skill and enhance the dedication of the Company and franchise teams and to strengthen our corporate culture. Further contributing to the training experience is the RT Lodge℠, which is located on a wooded campus just minutes from the Restaurant Support Services Center. RT Lodge℠ serves as the lodging quarters and dining facility for those attending the Ruby Tuesday Center for Leadership Excellence. After a long day of instruction and competition, trainees have the opportunity to dine and socialize with fellow team members in a relaxed and tranquil atmosphere. We believe our emphasis on training and retaining high quality restaurant managers is critical to our long-term success.

Research and Development

We do not engage in any material research and development activities. However, we do engage in ongoing studies to assist with food and menu development. Additionally, we conduct extensive consumer research to determine our guests' preferences, trends, and opinions, as well as to better understand other competitive brands.

Raw Materials

We negotiate directly with our suppliers for the purchase of raw and processed materials and maintain contracts with select suppliers for both our Company-owned and franchised restaurants. These contracts may include negotiations for distribution of raw materials under a cost plus delivery fee basis and/or specifications that maintain a term-based contract with a renewal option. If any major supplier or our distributor is unable to meet our supply needs, we would negotiate and enter into agreements with alternative providers to supply or distribute products to our restaurants.

We use purchase commitment contracts to stabilize the potentially volatile prices of certain commodities. Because of the relatively short storage life of inventories, limited storage facilities at the restaurants, our requirement for fresh products and the numerous sources of goods, a minimum amount of inventory is maintained at our restaurants. In the event of a disruption of supply, all essential food, beverage and operational products can be obtained from secondary vendors and alternative suppliers. We believe these alternative suppliers can provide, upon short notice, items of comparable quality.

Trade and Service Marks of the Company

We and our affiliates have registered certain trade and service marks with the United States Patent and Trademark Office, including the name "Ruby Tuesday." RTI holds a license to use all such trade and service marks from our affiliates, including the right to sub-license the related trade and service marks. We believe that these and other related marks are of material importance to our business. Registration of the Ruby Tuesday trademark expires in 2015, unless renewed. We expect to renew this registration at the appropriate time.

Seasonality

Our business is moderately seasonal. Average restaurant sales of our mall-based restaurants, which represent approximately 18% of our total restaurants, are slightly higher during the winter holiday season. Freestanding restaurant sales are generally higher in the spring and summer months.

Competition

Our business is subject to intense competition with respect to prices, services, locations, and the types and quality of food. We are in competition with other food service operations, with locally-owned restaurants, and other national and regional restaurant chains that offer the same or similar types of services and products as we do. Some of our competitors may be better established in the markets where our restaurants are or may be located. Changes in consumer tastes, national, regional or local economic conditions, demographic trends, traffic patterns, and the types, numbers and locations of competing restaurants often affect the restaurant business. There is active competition for management personnel and for attractive commercial real estate sites suitable for restaurants.

Government Regulation

We and our franchisees are subject to various licensing requirements and regulations at both the state and local levels, related to zoning, land use, sanitation, alcoholic beverage control, and health and fire safety. We have not encountered any significant difficulties or failures in obtaining the required licenses or approvals that could delay the opening of a new restaurant or the operation of an existing restaurant nor do we presently anticipate the occurrence of any such difficulties in the future. Our business is subject to various other regulations by federal, state and local governments, such as compliance with various health care, minimum wage, immigration, and fair labor standards. Compliance with these regulations has not had, and is not expected to have, a material adverse effect on our operations.

We are subject to a variety of federal and state laws governing franchise sales and the franchise relationship. In general, these laws and regulations impose certain disclosure and registration requirements prior to the offer and sale of franchises. Rulings of several state and federal courts and existing or proposed federal and state laws demonstrate a trend toward increased protection of the rights and interests of franchisees against franchisors. Such decisions and laws may limit the ability of franchisors to enforce certain provisions of franchise agreements or to alter or terminate franchise agreements. Due to the scope of our business and the complexity of franchise regulations, we may encounter minor compliance issues from time to time. We do not believe, however, that any of these issues will have a material adverse effect on our business.

Environmental Compliance
Compliance with federal, state and local laws and regulations which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had, and is not expected to have a material effect on our capital expenditures, earnings or competitive position.

Personnel
As of June 5, 2007, we employed approximately 19,200 full-time and 20,800 part-time employees, including approximately 490 support center management and staff personnel. We believe that our employee relations are good and that working conditions and employee compensation are comparable with our major competitors. Our employees are not covered by a collective bargaining agreement.

Available Information
The Company maintains a web site at www.rubytuesday.com. The Company makes available on its web site, free of charge, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, as soon as it is reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. The Company is not including the information contained on or available through its web site as a part of, or incorporating such information into, this Annual Report on Form 10-K. In addition, copies of the Company's corporate governance materials, including, Corporate Governance Guidelines, Nominating and Governance Committee Charter, Audit Committee Charter, Compensation and Stock Option Committee Charter, Code of Business Conduct and Ethics, Code of Ethical Conduct for Financial Professionals, and Whistleblower Policy, are available at the web site, free of charge. The Company will make available on its web site any waiver of or substantive amendment to its Code of Business Conduct and Ethics or its Code of Ethical Conduct for Financial Professionals within four business days following the date of such waiver or amendment.

A copy of the aforementioned documents will be made available without charge to all shareholders upon written request to the Company. Shareholders are encouraged to direct such requests to the Company's Investor Relations department at the Restaurant Support Services Center, 150 West Church Avenue, Maryville, Tennessee 37801. As an alternative, our Form 10-K can also be printed from the "Investor Relations" section of the Company's web site at www.rubytuesday.com.

The Company's Chief Executive Officer, Samuel E. Beall, III, submitted to the New York Stock Exchange (NYSE) the Annual Written Affirmation on November 1, 2006, pursuant to Section 303A.12 of the NYSE's corporate governance rules, certifying that he was not aware of any violation by the Company of the NYSE's corporate governance listing standards as of that date.

Executive Officers of the Company

Executive officers of the Company are appointed by and serve at the discretion of the Company's Board of Directors. Information regarding the Company's executive officers as of June 5, 2007, is provided below.

Name	Age	Position
Samuel E. Beall, III	57	Chairman of the Board, President and Chief Executive Officer
Kimberly M. Grant	36	Executive Vice President
A. Richard Johnson	55	Senior Vice President
Marguerite N. Duffy	46	Senior Vice President, Chief Financial Officer
Nicolas N. Ibrahim	46	Senior Vice President, Chief Technology Officer
Robert F. LeBoeuf	45	Senior Vice President, Chief People Officer
Mark S. Ingram	54	President, Franchise
Kurt H. Juergens	56	Senior Vice President, Development

Mr. Beall has served as Chairman of the Board and Chief Executive Officer of the Company since May 1995 and also as President of the Company since July 2004. Mr. Beall served as President and Chief Executive Officer of the Company from June 1992 to May 1995 and President and Chief Operating Officer of the Company from September 1986 to June 1992. Mr. Beall founded Ruby Tuesday in 1972.

Ms. Grant joined the Company in June 1992 and was named Executive Vice President in April 2007. From January 2005 to April 2007, Ms. Grant served as Senior Vice President, Operations, from September 2003 to January 2005, as Vice President, Operations and, from June 2002 to September 2003, as Regional Partner, Operations. Prior to June 2002, she held various operational and finance positions with the Company.

Mr. Johnson joined the Company in April 2000 and was named Senior Vice President in May 2000. Prior to joining the Company, Mr. Johnson was the President of Hopewell & Co. from February 1997 to April 2000, Vice President of Dollar General Corporation from October 1996 to February 1997, and President of the Specialty Division and Senior Vice President of the Company from May 1992 to May 1996.

Ms. Duffy joined the Company in August 1990 and was named Senior Vice President and Chief Financial Officer in June 2001. Ms. Duffy served as Vice President, Operations Controller of the Company from October 1999 to May 2001 and Vice President, Investor Relations and Planning from June 1996 to September 1999. Prior to that time Ms. Duffy served as Director, Investor Relations and Strategic Planning and Director, Corporate Accounting and Financial Analysis.

Mr. Ibrahim joined the Company in July 2001 and was named Senior Vice President, Chief Technology Officer in April 2003. He served as Vice President, Chief Technology Officer from July 2001 to April 2003. Prior to joining the Company, Mr. Ibrahim served as a consultant to the Company's Information Technology department from June 1997 to July 2001.

Mr. LeBoeuf joined the Company in July 1986 and was named Senior Vice President, Chief People Officer in June 2003. From August 2001 to June 2003, Mr. LeBoeuf served as Vice President, Human Resources and, from October 2000 to August 2001, as Vice President, Support Services. From October 1999 to October 2000, Mr. LeBoeuf was Director of Training and Development, and he was a Regional Financial Analyst from January 1997 to October 1999. Prior to January 1997, Mr. LeBoeuf held various operational positions with the Company.

Mr. Ingram joined the Company in September 1979 and was named President of Franchise in May 2004. From December 2002 to May 2004, Mr. Ingram served as President of World Wide Franchise Operations. Mr. Ingram served as President and Partner, Domestic Franchise from June 1997 to December 2002. From September 1996 to September 1997, Mr. Ingram served as Senior Vice President of Human Resources and, from January 1994 to September 1996, as Senior Vice President of Operations. Prior to 1994, Mr. Ingram held various operational positions within the Company.

Mr. Juergens joined the Company in June 1992 and was named Senior Vice President, Development in January 2006. From January 2002 to January 2006, Mr. Juergens served as Vice President, Development and from March 1994 to January 2002, as Vice President, Real Estate. Prior to 1996, Mr. Juergens was a Regional Director of Real Estate.

Item 1A. Risk Factors

Our business and operations are subject to a number of risks and uncertainties. The risk factors discussed below may not be exhaustive. We operate in a continually changing business environment, and new risks may emerge from time to time. We cannot predict such new risks, nor can we assess the impact, if any, of such new risks on our business or the extent to which any risk or combination of risks may cause actual results to differ materially from those expressed in any forward looking statement.

We may fail to reach our Company's sales, growth or remodel goals, which may negatively impact our continued financial and operational success.

Ruby Tuesday establishes sales and growth goals each fiscal year based on a strategy of new market development and further penetration of existing markets. We believe the biggest risk to attaining our growth goals is our ability to maintain or increase restaurant sales in existing markets, which is dependent upon factors both within and outside our control. Among others, these desired increases are dependent upon consumer spending, the overall state of the economy, our quality of operations, and the effectiveness of our advertising.

Though believed to be a smaller risk than not achieving growth goals through increased same-restaurant sales, there are risks associated with new restaurant openings. A significant portion of our historical growth has been attributable to opening new restaurants, and we currently set goals to open approximately 20 to 25 Company restaurants per year. On the Company side, we minimize opening volatility by often identifying and acquiring sites a year or more in advance. If we and/or our franchisees are unable to timely secure appropriate construction materials, financing, labor, permits, liquor licenses, or other resources, we run the risk of missing our projected growth goals.

In addition, the locations of our restaurants (geographic areas of growth) may serve as a factor in whether we are operationally successful. For instance, restaurants in new markets may not perform at the same level as restaurants in established markets with high rates of profitability. Further, because the investment costs associated with new restaurants have increased in recent years, newer restaurants actually need to achieve higher sales volumes in order to produce the same return on investment as we have historically desired. Fortunately, our experience in recent years has been that our average returns on new units, despite being negatively impacted by rising construction costs, have well exceeded our cost of capital, although we can provide no assurance that this trend will continue.

Another factor influencing our success is the management of our growth and remodel strategies. In an effort to continue moving our brand towards a high quality casual dining restaurant and away from the traditional bar and grill category, we are changing our look and feel, differentiating ourselves with a more contemporary and fresher look. We substantially completed 56 remodels during fiscal 2007 and, based on results of the fourth quarter remodels, plan on remodeling the remaining Company-owned restaurants in fiscal 2008. We must ensure that we maintain strong real estate and other operational leadership such that our expansion and remodel plans are appropriately backed by sound judgment and support. The risk of inappropriate decisions could negatively impact our overall growth strategy, and thus continued success.

Once opened, we anticipate new restaurants will take four to six months to reach planned operational profitability due to the associated start-up costs. We can provide no assurance that any restaurant we open will be profitable or obtain operating results similar to those of our existing restaurants nor can we provide assurance that the sales resulting from our remodeling efforts will maintain or increase sufficiently to offset the costs of the remodels. Aside from those previously listed, other factors impacting profitability of new or remodeled restaurants include, but are not limited to, competition in the restaurant market, consumer acceptance of our restaurants in the applicable markets, recruitment of qualified operating personnel, and weather conditions in the areas in which the new or remodeled restaurants are located. Due to the presence or absence of these factors, we may not reach our projected financial targets.

The inability of our franchises to operate profitable restaurants may negatively impact our continued financial success.

Ruby Tuesday operates franchise programs with franchise partnerships and traditional domestic and international franchisees. In addition to the income we record under the equity method of accounting from our investment in certain of these franchises, we also collect royalties, marketing, and purchasing fees, and in some cases support service fees, as well as interest and other fees from the franchises. Further, as part of the franchise partnership program, we serve as partial guarantor for three credit facilities, two of which are no longer in existence. The ability of these franchise groups, particularly the franchise partnerships, to continually generate profits impacts Ruby Tuesday's overall profitability and brand recognition.

Growth within the existing franchise base is dependent upon many of the same factors that apply to Ruby Tuesday's Company-owned restaurants, and sometimes the challenges of opening profitable restaurants prove to be more difficult for our franchisees. For example, franchisees may not have access to the financial or management resources that they need to open or continue operating the restaurants contemplated by their franchise agreements with us. In addition, our continued growth is also partially dependent upon our ability to find and retain qualified franchisees in new markets, which may include markets in which the Ruby Tuesday brand may be less well known. Furthermore, the loss of any of our franchisees due to financial concerns and/or operational inefficiencies could impact our profitability and brand.

Our franchisees are obligated in many ways to operate their restaurants according to the specific guidelines set forth by Ruby Tuesday. We provide training opportunities to our franchise operators to fully integrate them into our operating strategy. However, since we do not have control over these restaurants, we cannot give assurance that there will not be differences in product quality or that there will be adherence to all Company guidelines at these franchise restaurants. In order to mitigate these risks, we do require that our franchisees focus on the quality of their operations, and we expect full compliance with our Company standards.

We face continually increasing competition in the restaurant industry for locations, guests, staff, supplies, and new products.

Our business is subject to intense competition with respect to prices, services, locations, qualified management personnel and quality of food. We compete with other food service operations, with locally-owned restaurants, and with other national and regional restaurant chains that offer the same or similar types of services and products. Some of our competitors may be better established in the markets where our restaurants are or may be located. Changes in consumer tastes; national, regional, or local economic conditions; demographic trends; traffic patterns and the types, numbers and locations of competing restaurants often affect the restaurant business. There is active competition for management personnel and for attractive commercial real estate sites suitable for restaurants. In addition, factors such as inflation, increased food, labor, equipment, fixture and benefit costs, and difficulty in attracting qualified management and hourly employees may adversely affect the restaurant industry in general and our restaurants in particular.

Economic, demographic and other changes, seasonal fluctuations, natural disasters, and terrorism could adversely impact guest traffic and profitability in our restaurants.

Our business can be negatively impacted by many factors, including those which affect the restaurant only at the local level as well as others which attract national or international attention. Risks that could cause us to suffer losses include the following:

- economic factors (economic slowdowns or other inflation-related issues);
- demographic changes, particularly with regard to dining and discretionary spending habits, in the areas in which our restaurants are located;
- changes in consumer preferences;
- changes in federal or state income tax laws;
- seasonal fluctuations due to the days of the week on which holidays occur, which may impact spending patterns;
- natural disasters such as hurricanes, tornados, blizzards, or other severe weather;
- concerns and/or unfavorable publicity over health issues, food quality or restaurant cleanliness;
- effects of war or terrorist activities and any governmental responses thereto; and
- increased insurance and/or self-insurance costs.

Each of the above items could potentially negatively impact our guest traffic and/or our profitability.

We may be unable to remain competitive because we are a leveraged company.

The amount of debt we carry, while believed by us to be prudent based upon our financial strategy, is significant. At June 5, 2007, we had a total of $514.3 million in debt and capital lease obligations. This indebtedness requires us to dedicate a portion of our cash flows from operating activities to principal and interest payments on our indebtedness, which could prevent us from implementing growth plans or proceeding with operational improvement initiatives.

The three most significant loans we have are our revolving credit facility ($347.0 million outstanding at June 5, 2007) and our Series A and B senior notes ($85.0 million and $65.0 million, respectively, outstanding at June 5, 2007) (the "Private Placement Facility"). The Series A and B senior notes mature in fiscal 2010 and 2013, respectively. Although our total amount owed for debt and capital lease obligations is currently less than three times our net cash provided by operating activities, we cannot give assurance we will be able to renew the Private Placement Facility at terms as favorable as those we have today, or that we will be able to renew our loans at all.

The cost of compliance with various government regulations may negatively affect our business.

We are subject to various forms of governmental regulations. We are required to follow various international, federal, state, and local laws common to the food industry, including regulations relating to food and workplace safety, sanitation, the sale of alcoholic beverages, environmental issues, minimum wage, overtime, immigration and other labor issues. Changes in these laws, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, or a reduction in the number of states that allow tips to be credited toward minimum wage requirements, could harm our operating results. Also, failure to obtain or maintain the necessary licenses and permits needed to operate our restaurants could result in an inability to open new restaurants or force us to close existing restaurants.

We are also subject to regulation by the Federal Trade Commission and to state and foreign laws that govern the offer, sale and termination of franchises and the refusal to renew franchises. The failure to comply with these regulations in any jurisdiction or to obtain required approvals could result in a ban or temporary suspension on future franchise sales or fines or require us to rescind offers to franchisees, any of which could adversely affect our business and operating costs. Further, any future legislation regulating franchise laws and relationships may negatively affect our operations.

Approximately 10% of our revenue is attributable to the sale of alcoholic beverages. We are required to comply with the alcohol licensing requirements of the federal government, states and municipalities where our restaurants are located. Alcoholic beverage control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of the restaurants, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. If we fail to comply with federal, state or local regulations, our licenses may be revoked and we may be forced to terminate the sale of alcoholic beverages at one or more of our restaurants.

In certain states we are subject to "dram shop" statutes, which generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance, but we cannot guarantee that this insurance will be adequate in the event we are found liable in such an action.

As a publicly traded corporation, we are subject to various rules and regulations as mandated by the Securities and Exchange Commission (the "SEC"). Failure to timely comply with these guidelines could result in penalties and/or adverse reactions by our shareholders.

The potential for increased commodity, energy, and other costs may adversely affect our results of operations.

We continually purchase basic commodities such as beef, chicken, cheese and other items for use in many of the products we sell. Although we attempt to maintain control of commodity costs by engaging in volume commitments with third parties for many of our food-related supplies, we cannot assure that the costs of these commodities will not fluctuate, as we often have no control over such items. In addition, we rely on third party distribution companies to frequently deliver perishable food and supplies to our restaurants. We cannot make assurances regarding the continued supply of our inventory since we do not have control over the businesses of our suppliers. Should our inventories lack in supply, our business could suffer, as we may be unable to meet customer demands. These disruptions may also force us to purchase food supplies from suppliers at higher costs. The result of this is that our operating costs may increase without the desire and/or ability to pass the price increases to our customers.

Ruby Tuesday must purchase energy-related products such as electricity, oil and natural gas for use in each of our restaurants. Our suppliers must purchase gasoline in order to transport food and supplies to us. Our guests purchase energy to heat and cool their homes and fuel their automobiles. When energy prices, such as those for gasoline, heating and air increase, we incur greater costs to operate our restaurants. Likewise our guests have lower disposable income and thus may reduce the frequency in which they dine out and/or feel compelled to choose more inexpensive restaurants when eating outside the home.

The costs of these energy-related items will fluctuate due to factors that may not be predictable, such as the economy, current political/international relations and weather conditions. Because Ruby Tuesday cannot control these types of factors, we maintain the risk that prices of energy/utility items will increase beyond our current projections and adversely affect our operations.

Food safety and food-borne illness concerns could adversely affect consumer confidence in our restaurants.

We face food safety issues that are common to the food industry. We work to provide a clean, safe environment for both our guests and employees. Otherwise, we risk losing guests and/or employees due to unfavorable publicity and/or a lack of confidence in our ability to provide a safe dining and/or work experience.

Food-borne illnesses, such as E. coli, hepatitis A, trichinosis, or salmonella, as well as the prospect of "mad cow" disease and avian flu, are also a concern for our industry. We can and do attempt to purchase supplies from reputable suppliers/distributors and have certain procedures in place to test for safety and quality standards, but we can make no assurances regarding whether these supplies may contain contaminated goods. In addition, we cannot ensure the continued health of each of our employees. We provide health-related training for each of our staff and strive to keep ill employees away from food items. However, we may not be able to detect when our employees are sick until the time that their symptoms occur, which may be too late if they have prepared/served food for our guests. The occurrence of an outbreak of a food-borne illness, whether at one of our restaurants or one of our competitors, could result in negative publicity that could adversely affect our sales and profitability.

Litigation could negatively impact our results of operations as well as our future business.

We are subject to litigation and other customer complaints concerning our food safety, service, and/or other operational factors. Guests may file formal litigation complaints that we are required to defend, whether or not we believe them to be true. Substantial, complex or extended litigation could have an adverse effect on our results of operations if it develops into a costly situation and distracts our management. Employees may also, from time to time, subject us to litigation regarding injury, discrimination and other employment issues. Suppliers, landlords and distributors, particularly those with which we currently maintain purchase commitments/contracts, could also potentially allege non-compliance with their contracts should they consider our actions to be contrary to our commitments.

We are dependent on key personnel.

Our future success is highly dependent upon our ability to attract and retain certain key employees. These personnel serve to maintain a corporate vision for our Company as well as execute our business strategy. The loss of any of them could potentially impact our future growth decisions and our future profitability.

While we maintain an employment agreement with Samuel E. Beall, III, our chief executive officer and founder, this employment agreement may not provide sufficient incentives for him to continue employment with Ruby Tuesday. While we are constantly focused on succession plans at all levels, in the event his employment terminates or he becomes incapacitated, we can make no assurance regarding the impact his loss could have on our business and financial results.

We may not be successful at operating profitable restaurants.

The success of our brand is dependent upon operating profitable restaurants. The profitability of our restaurants is dependent on several factors, including the following:

- the hiring, training, and retention of excellent restaurant managers and staff;
- the ability to timely and effectively meet customer demands and maintain our strong customer base;
- the continued success of our marketing/advertising strategy;
- the ability to obtain appropriate financing;
- the ability to manage our growth and remodel goals; and
- the ability to provide innovative products to our customers at a reasonable price.

The profitability of our restaurants also depends on the ability of our Company as a whole to absorb the risks associated with growth. In addition, the results of our currently high performing restaurants may not be indicative of their long-term performance, as factors affecting their success may change. Among others, one potential impact of declining profitability of our restaurants is increased asset impairment charges. This could be significant as property and equipment currently represent 84% of our total assets at June 5, 2007.

Changes in financial accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

Changes in financial accounting standards can have a significant effect on our reported results and may affect our reporting of transactions completed before the new rules are required to be implemented. Many existing accounting standards require management to make subjective assumptions, such as those required for stock compensation, tax matters, consolidation accounting, franchise acquisitions, litigation, and asset impairment calculations. Changes in accounting standards or changes in underlying assumptions, estimates and judgments by our management could significantly change our reported or expected financial performance.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Information regarding the locations of our Ruby Tuesday restaurants is shown in the list below. Of the 680 Company-owned and operated restaurants as of June 5, 2007, we owned the land and buildings for 309 restaurants, owned the buildings and held non-cancelable long-term land leases for 212 restaurants, and held non-cancelable leases covering land and buildings for 159 restaurants. The Company's Restaurant Support Services Center in Maryville, Tennessee, which was opened in fiscal 1998, is owned by the Company. Our executives and certain other administrative personnel are located in the Restaurant Support Services Center. Since fiscal 2001, we have expanded the Restaurant Support Services Center by opening second and third locations also in Maryville.

Additional information concerning our properties and leasing arrangements is included in Note 5 to the Consolidated Financial Statements appearing in Part II, Item 8 of this Form 10-K.

Under our franchise agreements, we have certain rights to gain control of a restaurant site in the event of default under the franchise agreements.

The following table lists the locations of the Company-owned and franchised restaurants as of June 5, 2007:

State or Country	Number of Restaurants		
	Company	Franchise	Total System
Domestic:			
Alabama	50	–	50
Arizona	7	–	7
Arkansas	–	6	6
California	1	1	2
Colorado	–	12	12
Connecticut	18	–	18
Delaware	8	–	8
Florida*	77	11	88
Georgia	61	–	61
Illinois	–	26	26
Indiana	7	8	15
Iowa	–	4	4
Kansas	–	3	3
Kentucky	6	6	12
Louisiana	5	–	5
Maine	–	10	10
Maryland	34	–	34
Massachusetts	13	–	13
Michigan	5	25	30
Minnesota	–	12	12
Mississippi	10	–	10
Missouri	1	27	28
Nebraska	–	7	7
Nevada	–	2	2
New Hampshire	5	–	5
New Jersey	24	–	24
New Mexico	–	1	1
New York	27	12	39
North Carolina	57	–	57
North Dakota	–	2	2
Ohio	44	–	44
Oklahoma	–	1	1
Oregon	–	3	3
Pennsylvania	51	–	51
Rhode Island	3	–	3
South Carolina	35	–	35
South Dakota	–	4	4
Tennessee	47	–	47
Texas	1	5	6
Utah	–	6	6
Virginia	71	–	71
Washington	–	5	5
Washington, DC	3	–	3
West Virginia	8	–	8
Wisconsin	1	–	1
Total Domestic	680	199	879

State or Country	Number of Restaurants Company	Franchise	Total System
International:			
Canada	–	1	1
Chile	–	9	9
Greece	–	4	4
Hawaii**	–	4	4
Honduras	–	1	1
Hong Kong	–	3	3
Iceland	–	2	2
India	–	16	16
Korea	–	1	1
Kuwait	–	3	3
Mexico	–	1	1
Puerto Rico	–	4	4
Romania	–	2	2
Saudi Arabia	–	1	1
Trinidad	–	2	2
Total International	–	54	54
	680	253	933

* On June 6, 2007, the Company acquired the 11 franchise restaurants in Florida.

** Hawaii is treated as an international location for internal purposes.

Item 3. Legal Proceedings

We are presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of business. We provide reserves for such claims when payment is probable and estimable in accordance with Financial Accounting Standards Board ("FASB") Statement No. 5, "Accounting for Contingencies". At this time, in part due to the availability of insurance to reimburse us on known potential losses, in the opinion of management, the ultimate resolution of pending legal proceedings will not have a material adverse effect on our operations, financial position or liquidity.

Information regarding current litigation, specifically a matter previously disclosed which was resolved in May 2007, is incorporated by reference from Note 10 to the Consolidated Financial Statements, set forth in Part II, Item 8 of this report.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Registrant's Common Equity and Related Stockholder Matters
Ruby Tuesday, Inc. common stock is publicly traded on the New York Stock Exchange under the ticker symbol RT. The following table sets forth the reported high and low prices of our common stock and cash dividends paid thereon for each quarter during fiscal 2007 and 2006.

Fiscal Year Ended June 5, 2007

Quarter	High	Low	Per Share Cash Dividends
First	$27.67	$21.03	$0.25
Second	$29.95	$25.84	–
Third.......	$30.80	$26.49	$0.25
Fourth.....	$30.48	$26.43	–

Fiscal Year Ended June 6, 2006

Quarter	High	Low	Per Share Cash Dividends
First.........	$26.80	$22.14	$0.0225
Second	$24.87	$20.48	–
Third.......	$29.49	$24.28	$0.0225
Fourth.....	$32.98	$26.70	–

As of July 27, 2007, there were approximately 4,170 holders of record of the Company's common stock.

During fiscal 1997, our Board of Directors approved a dividend policy as an additional means of returning capital to RTI's shareholders. This policy has historically called for payment of semi-annual dividends of $0.0225 per share. On July 12, 2006, our Board of Directors approved a plan to increase our semi-annual dividend from $0.0225 to $0.25 per share. The payment of a dividend in any particular future period and the actual amount thereof remain, however, at the discretion of the Board of Directors and no assurance can be given that dividends will be paid in the future. Additionally, our credit facilities contain certain limitations on the payment of dividends. During fiscal 2007, we declared and paid semi-annual dividends of $0.25 per share in the first and third quarters. On July 11, 2007, our Board of Directors declared a semi-annual cash dividend of $0.25 per share payable on August 7, 2007 to shareholders of record on July 23, 2007.

Issuer Purchases of Equity Securities
The following table includes information regarding purchases of our common stock made by us during the fourth quarter of the year ended June 5, 2007:

Period	(a) Total number of shares purchased (1)	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs (1)	(d) Maximum number of shares that may yet be purchased under the plans or programs (2)
Month #1 (March 7 to April 10)	1,825,076	$29.46	1,825,076	4,471,627
Month #2 (April 11 to May 8)	1,388,700	$27.59	1,388,700	3,082,927
Month #3 (May 9 to June 5)	–	–	–	3,082,927
Total	3,213,776		3,213,776	3,082,927

(1) No shares were repurchased other than through our publicly announced repurchase programs and authorizations during the fourth quarter of our year ended June 5, 2007. These repurchase programs include shares surrendered as payment for the exercise price of options or purchase rights or in satisfaction of tax withholding obligations in connection with the Company's stock incentive plans.

(2) On January 5, 2006, the Company's Board of Directors authorized the repurchase of an additional 6.7 million shares of Company common stock under the Company's on-going share repurchase program. On January 9, 2007, the Company's Board of Directors authorized the repurchase of an additional 5.0 million shares of Company stock under the Company's ongoing share repurchase program, bringing the total available for repurchase to 10.2 million shares as of that date. As of June 5, 2007, 1.9 million shares of the January 2007 authorization have been repurchased at a cost of approximately $54.2 million. The Company has repurchased all 6.7 million shares of Company common stock authorized in January 2006 at a cost of approximately $192.3 million.

Subsequent to year end, on July 11, 2007, the Board of Directors authorized the repurchase of an additional 6.5 million shares of RTI common stock, bringing the total available for repurchase to 9.6 million shares as of July 11, 2007.

Item 6. Selected Financial Data

Summary of Operations
(In thousands except per-share data)

	Fiscal Year				
	2007	2006	2005	2004	2003
Revenue	**$1,410,227**	$1,306,240	$1,110,294	$1,041,359	$ 913,784
Income before income taxes*	**$ 132,398**	$ 150,958	$ 154,946	$ 170,546	$ 136,127
Provision for income taxes	**40,730**	49,981	52,648	60,699	47,317
Net income	**$ 91,668**	$ 100,977	$ 102,298	$ 109,847	$ 88,810
Earnings per share:					
Basic	**$ 1.60**	$ 1.67	$ 1.59	$ 1.68	$ 1.39
Diluted	**$ 1.59**	$ 1.65	$ 1.56	$ 1.64	$ 1.36
Weighted average common and common equivalent shares:					
Basic	**57,204**	60,544	64,538	65,510	63,967
Diluted	**57,633**	61,307	65,524	67,076	65,093

Fiscal years 2003 through 2005 and fiscal 2007 each included 52 weeks. Fiscal 2006 included 53 weeks. The extra week in fiscal 2006 added $24.5 million to revenue and $0.04 to diluted earnings per share.

Other financial data:	2007	2006	2005	2004	2003
Total assets	**$1,229,856**	$1,171,568	$1,074,067	$ 936,435	$ 825,890
Long-term debt and capital leases, less current maturities	**$ 512,559**	$ 375,639	$ 247,222	$ 168,087	$ 207,064
Shareholders' equity	**$ 439,326**	$ 527,158	$ 563,223	$ 516,531	$ 404,437
Cash dividends per share of common stock	**$0.50**	$0.045	$0.045	$0.045	$0.045

* During fiscal 2007, stock-based compensation of $10.2 million was recorded due to the adoption of Statement of Financial Accounting Standard No. 123R (Revised 2004), "Share-Based Payment." This increased cost is included in the selling, general and administrative section of our fiscal 2007 Consolidated Statement of Income. Fiscal 2007 also includes a charge of $5.8 million from a loss recorded on the bankruptcy of Specialty Restaurant Group, LLC, a company that purchased 69 American Cafe and Tia's Tex-Mex restaurants from us in fiscal 2001.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction and Overview

Ruby Tuesday, Inc. ("RTI," the "Company," "we" and/or "our") owns and operates Ruby Tuesday® casual dining restaurants. We also franchise the Ruby Tuesday concept in selected domestic and international markets. As of fiscal year end, we owned and operated 680 Ruby Tuesday restaurants, located in 28 states and the District of Columbia. We also own 1% or 50% of the equity of each of 16 domestic franchisees, with the balance of the equity in these franchisees being owned by the various operators of the franchise businesses. As of year end, these franchisees, which we refer to as "franchise partnerships," operated 154 restaurants. We have a contractual right to acquire, at predetermined valuation formulas, the remaining equity of any or all of the franchise partnerships. Our other franchisees, domestic and international, operated 99 restaurants. In total, RTI's franchisees operate restaurants in 25 states and Puerto Rico and 13 foreign countries.

Casual dining, the segment of the restaurant industry in which RTI operates, is intensely competitive with respect to prices, services, convenience, locations and the types and quality of food. We compete with other food service operations, including locally-owned restaurants, and other national and regional restaurant chains that offer the same or similar types of services and products as we do. Our industry is often affected by changes in consumer tastes, national, regional or local conditions, demographic trends, traffic patterns, and the types, numbers and locations of competing restaurants as well as overall marketing efforts. There also is significant competition in the restaurant industry for management personnel and for attractive commercial real estate sites suitable for restaurants.

A key performance goal for us is to get more out of existing assets. To measure our progress towards that goal, we focus on measurements we believe are critical to our growth and progress including, but not limited to, the following:

- Same-restaurant sales: a year-over-year comparison of sales volumes for restaurants that, in the current year, have been open at least 19 months in order to remove the impact of new openings in comparing the operations of existing restaurants; and

- Average restaurant volumes: a per-restaurant calculated annual average sales amount, which helps us gauge the continued development of our brand. Generally speaking, growth in average restaurant volumes in excess of same-restaurant sales is an indication that newer restaurants are operating with sales levels in excess of the Company system average and conversely, when the growth in average restaurant volumes is less than that of same-restaurant sales, a general conclusion can be reached that newer restaurants are recording sales less than those of the existing system.

Our goal is to increase same-restaurant sales 3% or greater per year and to increase average restaurant volumes by $100,000 per year towards our long-term goal of $2.5 million in sales per restaurant per year. We also have strategies to invest wisely in new restaurants (which means generating both higher sales as well as higher returns) and to maintain the right capital structure to create value for our shareholders. To that end, we have begun a re-imaging initiative intended to move our brand towards a higher quality casual dining restaurant and away from the traditional bar and grill category.

Our historical performance in these areas as well as further details regarding our re-imaging are discussed throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") section.

Our fiscal year ends on the first Tuesday following May 30 and, as is the case once every five or six years, we have a 53-week year. Fiscal 2006 was a 53-week year. All other years discussed throughout this MD&A section contained 52 weeks. In fiscal 2006, the 53rd week added $24.5 million to restaurant sales and operating revenue and $0.04 to diluted earnings per share in our Consolidated Statement of Income. We remind you that, in order to best obtain an understanding of the significant factors that influenced our performance during the last three fiscal years, this MD&A section should be read in conjunction with the Consolidated Financial Statements and related Notes.

References to franchise system revenue contained in this section are presented solely for the purposes of enhancing the investor's understanding of the franchise system, including franchise partnerships and traditional domestic and international franchisees. Franchise system revenue is not included in, and is not, revenue of Ruby Tuesday, Inc. However, we believe that such information does provide the investor with a basis for a better understanding of our revenue from franchising activities, which includes royalties, and, in certain cases, support service income and equity in losses/(earnings) of unconsolidated franchises. Franchise system revenue contained in this section is based upon or derived from information that we obtain from our franchisees in our capacity as franchisor.

Ruby Tuesday Restaurants

The table below presents the number of Ruby Tuesday concept restaurants at each fiscal year end from fiscal 2003 through fiscal 2007:

Fiscal Year	Company-Owned	Franchise	Total
2007	680	253	933
2006	629	251	880
2005	579	226	805
2004	484	252	736
2003	440	217	657

During fiscal 2007:

- 73 Company-owned Ruby Tuesday restaurants were opened or acquired, including 28 purchased from our Orlando and South Florida franchisees;
- 22 Company-owned Ruby Tuesday restaurants were sold or closed, including seven sold or leased to our St. Louis and Western Missouri franchisees; and
- Aside from the restaurants purchased or leased from or sold to the Company, 28 (18 domestic and 10 international) franchise restaurants were opened and five (two domestic and three international) were closed.

During fiscal 2006:

- 56 Company-owned Ruby Tuesday restaurants were opened;
- Six Company-owned Ruby Tuesday restaurants were closed; and
- 32 franchise restaurants (22 domestic and 10 international) were opened and seven (six domestic and one international) were closed.

Our franchisees entered into development agreements with us whereby they committed to open a specified number of Ruby Tuesday restaurants in their assigned territories over a specific period of time.

Restaurant Sales

Sales at Ruby Tuesday restaurants in fiscal 2007 grew 8.1% over fiscal 2006 for Company-owned restaurants and 2.8% for domestic and international franchise restaurants as explained below. The tables presented below reflect Ruby Tuesday concept sales for the last five years, and other revenue information for the last three years.

Ruby Tuesday Concept Sales (in millions):

Fiscal Year	Company-Owned (a)	Franchise (a, b)
2007	$ 1,395.2	$ 471.6
2006	1,290.5	458.7
2005	1,094.5	422.5
2004	1,023.3	454.0
2003	898.4	387.6

(a) During fiscal 2007, 28 previously franchised Ruby Tuesday restaurants were acquired by the Company from franchisees and seven Ruby Tuesday restaurants were sold or leased to franchisees.

(b) Includes sales of all domestic and international franchised Ruby Tuesday restaurants.

Other Revenue Information:

	2007	2006	2005
Company restaurant sales (in thousands)	**$1,395,212**	$1,290,509	$1,094,491
Company restaurant sales growth-percentage	**8.1%**	17.9%	7.0%
Franchise revenue (in thousands) (a	**$15,015**	$15,731	$15,803
Franchise revenue growth-percentage	**(4.6)%**	(0.5)%	(12.3)%
Total revenue (in thousands	**$1,410,227**	$1,306,240	$1,110,294
Total revenue growth-percentage	**8.0%**	17.6%	6.6%
Company same-restaurant sales growth percentage	**(1.4)%**	1.4%	(7.1)%
Company average restaurant volumes	**$2.12 million**	$2.10 million	$2.06 million
Company average restaurant volumes growth percentage	**1.1%**	2.0%	(7.2)%

(a) Franchise revenue includes royalty, license and development fees paid to us by our franchisees, exclusive of support service fees of $11.3 million, $13.9 million, and $15.2 million, in fiscal years 2007, 2006, and 2005, respectively, which are recorded as an offset to selling, general and administrative expenses.

RTI's increase in Company restaurant sales in fiscal 2007 is attributable to the net growth in number of restaurants and higher average restaurant volumes, partially offset by a decrease in same-restaurant sales and the addition of a 53rd week in the prior year. During the year, we added a net of 51 restaurants. Same-restaurant sales for Company owned restaurants decreased 1.4% in fiscal 2007. The decrease in same-restaurant sales is partially attributable to a leveling of sales growth in the casual dining segment of the restaurant industry as new restaurant growth has outpaced demand, coupled with pressures on the consumer such as rising fuel prices and higher short-term interest rates.

RTI's increase in Company restaurant sales in fiscal 2006 is attributable to the net growth in number of restaurants, coupled with an increase in same-restaurant sales and higher average restaurant volumes and the addition of a 53rd week. Management attributes the increase in same-restaurant sales to a combination of factors, including a higher check average, driven by an improved menu with slightly higher pricing and better quality products, and a positive response to our media advertising since its introduction in the prior fiscal year.

Franchise development and license fees received are recognized when we have substantially performed all material services and the restaurant has opened for business. Franchise royalties (generally 4% of monthly sales) are recognized as franchise revenue on the accrual basis. Franchise revenue decreased 4.6% to $15.0 million in fiscal 2007 and decreased 0.5% to $15.7 million in fiscal 2006. The decrease in fiscal 2007 is due in part to the acquisition of two franchise partnership entities in the current fiscal year and temporarily reduced royalty rates for certain franchisees.

Total franchise restaurant sales are shown in the table below.

	2007	2006	2005
Franchise restaurant sales (in thousands) (a)	**$471,642**	$458,712	$422,505
Franchise restaurant sales growth-percentage	**2.8%**	8.6%	(6.9)%

(a) Includes sales of all domestic and international franchised Ruby Tuesday restaurants.

The 2.8% increase in fiscal 2007 franchise restaurant sales is due in part to an increase in average restaurant volumes as a result of an increase in same-restaurant sales, partially offset by the acquisition of two franchise partnerships during the current year and the addition of a 53rd week in the prior year.

The 8.6% increase in fiscal 2006 franchise restaurant sales is due in part to the growth in restaurants in international and domestic markets and an increase in average restaurant volumes as a result of an increase in same-restaurant sales and impact of a 53rd week, partially offset by the acquisition of four franchise partnerships during the prior year.

Operating Profits

The following table sets forth selected restaurant operating data as a percentage of revenue for the periods indicated. All information is derived from our Consolidated Financial Statements located in Item 8 of this Annual Report.

	2007	2006	2005
Restaurant sales and operating revenue	**98.9%**	98.8%	98.6%
Franchise revenue	**1.1**	1.2	1.4
Total revenue	**100.0**	100.0	100.0
Operating costs and expenses:			
(As a percentage of restaurant sales and operating revenue):			
Cost of merchandise	**26.9**	26.5	26.0
Payroll and related costs	**30.9**	30.9	31.1
Other restaurant operating costs	**18.2**	17.9	17.3
Depreciation and amortization	**5.5**	5.5	6.1
(As a percentage of total revenue):			
Loss from Specialty Restaurant Group, LLC bankruptcy	**0.4**		
Selling, general and administrative, net of support service fees	**8.0**	7.7	6.5
Equity in losses / (earnings) of unconsolidated franchises	**0.1**	(0.1)	(0.2)
Interest expense, net	**1.4**	1.0	0.4
Total operating costs and expenses	**90.6**	88.4	86.0
Income before income taxes	**9.4**	11.6	14.0
Provision for income taxes	**2.9**	3.8	4.7
Net income	**6.5%**	7.7%	9.2%

Pre-tax Income

For fiscal 2007, pre-tax profit was $132.4 million or 9.4% of total revenue, as compared to $151.0 million or 11.6% of total revenue, for fiscal 2006. The decrease is primarily due to decreases in same-restaurant sales coupled with increases, as a percentage of restaurant sales and operating revenue or total revenue, as appropriate, of cost of merchandise, other restaurant operating costs, selling, general and administrative expenses, and interest expense, net. Other factors impacting the change in pre-tax income include the impact of the 53rd week in the prior year, the loss from the Specialty Restaurant Group, LLC ("SRG") bankruptcy, and increased losses from our equity in earnings of unconsolidated franchises as discussed below.

For fiscal 2006, pre-tax profit was $151.0 million or 11.6% of total revenue, as compared to $154.9 million or 14.0% of total revenue, for fiscal 2005. The decrease is primarily due to increases, as a percentage of restaurant sales and operating revenue or total revenue, as appropriate, of cost of merchandise, other restaurant operating costs, advertising (contained within selling, general and administrative expenses), interest expense, net, and decreased income from our equity in earnings of unconsolidated franchises as discussed below. These higher costs were offset by increases in same-restaurant sales coupled with the growth in the number of restaurants and lower, as a percentage of restaurant sales and operating revenue, payroll and related costs and depreciation and amortization.

Cost of Merchandise

Cost of merchandise, as a percentage of restaurant sales and operating revenue, increased 0.4% in fiscal 2007 primarily due to increased food and beverage costs as a result of product enhancements including items rolled out as part of our fresh program, an increase in the french fry portion size, a higher quality garden bar, and transitioning to premium wines and liquors.

Cost of merchandise, as a percentage of restaurant sales and operating revenue, increased 0.5% in fiscal 2006 primarily due to increased food costs as a result of burger enhancements such as wheat buns, whole leaf lettuce, apple-wood smoked bacon, higher quality pickles and tomatoes, and other product enhancements such as increased portion sizes, and an extended garden bar selection.

Payroll and Related Costs

Payroll and related costs remained consistent as a percentage of restaurant sales and operating revenue in fiscal 2007 with fiscal 2006 as increased wages were offset by favorable health claims experience. Wages increased in both the front and back of the house due to the addition of training manager positions in the current year, increased spending on line cooks and food runners, as well as minimum wage increases in several states.

Payroll and related costs decreased 0.2% as a percentage of restaurant sales and operating revenue in fiscal 2006 due to the leveraging of certain costs as part of the 1.4% same-restaurant sales growth, labor cost efficiencies resulting from the rollout of KDS, the implementation of additional management tools, and improved tracking of hourly employees which resulted in reduced overtime, offset by higher management labor resulting from salary increases given at the beginning of fiscal 2006 and minimum wage increases in several states in which the Company has restaurant operations.

Other Restaurant Operating Costs

Other restaurant operating costs, as a percentage of restaurant sales and operating revenue, increased 0.3% in fiscal 2007 primarily due to higher utility costs, primarily electricity, higher supplies as a result of upgraded plateware, glassware, and To Go containers, and higher building and equipment repairs. Partially offsetting these increases were decreased bad debt expenses associated with certain franchise notes receivable and decreased losses from the sale or impairment of certain properties.

Other restaurant operating costs, as a percentage of restaurant sales and operating revenue, increased 0.6% in fiscal 2006 primarily due to higher utility costs, increased bad debt expenses associated with certain franchise notes receivable, higher closing expense due to a lease reserve established upon the closing of an unprofitable restaurant as part of market upgrading, and a $1.0 million gain recognized in the prior year from the sale of our 50% interest in RT Northern Illinois Franchise, LLC. Partially offsetting this increase is the impact of higher same-restaurant sales without equivalent increases in other restaurant operating costs, many of which are somewhat fixed in nature.

Depreciation and Amortization

Depreciation and amortization, as a percentage of restaurant sales and operating revenue, remained consistent in fiscal 2007 with fiscal 2006 as the increase resulting from accelerated depreciation for restaurants remodeled during the current year was offset by reduced depreciation for older leased restaurants as initial leasehold improvements became fully depreciated during the current fiscal year.

Depreciation and amortization, as a percentage of restaurant sales and operating revenue, decreased 0.6% in fiscal 2006 primarily due to higher average restaurant volumes and reduced depreciation for older leased restaurants as initial leasehold improvements became fully depreciated during the current fiscal year.

Loss from Specialty Restaurant Group, LLC Bankruptcy

SRG, the Company to whom RTI sold its American Cafe and Tia's Tex-Mex restaurants concepts in fiscal 2001, closed 20 restaurants on January 2, 2007 as well as several others earlier in fiscal 2007. SRG declared Chapter 11 bankruptcy on February 14, 2007, leading RTI to record a pre-tax charge of $5.8 million during fiscal 2007 for leases for which we have primary liability. See Note 10 to the Consolidated Financial Statements for more information regarding SRG leases.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, as a percentage of total revenue, increased 0.3% in fiscal 2007. The increase is attributable to higher stock-based compensation expense as a result of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123(R)"). Stock-based compensation expense increased $10.0 million in fiscal 2007 to $10.2 million, net of amounts capitalized. This increase was partially offset by lower bonus expense.

Selling, general and administrative expenses, as a percentage of total revenue, increased 1.2% in fiscal 2006. The increase is attributable to higher advertising expense as the Company began utilizing cable television advertising at the beginning of fiscal 2006 in addition to its previous network television advertising. In addition, the Company began sponsoring certain events as part of its overall marketing strategy during fiscal 2006. Advertising costs increased $20.7 million in fiscal 2006 to $45.6 million, net of franchise marketing reimbursements. Bonus expense was also higher in fiscal 2006 due to a higher attainment of Company performance goals. These increases were partially offset by lower training payroll due to lower management turnover and efficiencies created by our Kitchen Display System, and lower supervisor labor due to leveraging of higher sales volumes.

Equity in Losses/(Earnings) of Unconsolidated Franchises

For fiscal 2007, our equity in the losses of unconsolidated franchisees was a $1.3 million loss as compared to a $0.9 million income in fiscal 2006, the change primarily due to the acquisition of the Orlando franchise in the first quarter of fiscal 2007, coupled with increased losses associated with certain 50%-owned franchises due in part to same-restaurant sales declines of certain franchisees, primarily in the fourth fiscal quarter, coupled with higher interest expense due to increased debt associated with new restaurant openings and restaurant acquisitions from RTI and higher hourly labor costs as a result of minimum wage increases.

For fiscal 2006, our equity in the earnings of unconsolidated franchisees decreased to $0.9 million from $2.7 million in fiscal 2005, primarily due to the addition of advertising costs as the domestic franchise system began participating in our national media advertising program, which began including national cable covering the entire country at the beginning of this fiscal year, higher interest expense due to increased debt associated with new restaurant openings and higher interest rates on variable debt, higher utility costs, coupled with the acquisition of a prior 50%-owned franchise partnership in the second quarter of fiscal 2005.

Net Interest Expense

Net interest expense increased $7.3 million in fiscal 2007 primarily due to higher debt outstanding resulting from the Company acquiring 7.1 million shares of its stock during the year under our on-going share repurchase program. In addition, the increase is attributable to the acquisition of two franchise entities during the current fiscal year, which resulted in more interest expense due to additional assumed debt.

Net interest expense increased $8.4 million in fiscal 2006 primarily due to higher debt outstanding resulting from the Company acquiring 7.8 million shares of its stock during the year under our on-going share repurchase program. In addition, the increase is attributable to higher interest rates on variable rate debt and the acquisition of franchise entities during the prior fiscal year, which resulted in more interest expense due to additional higher rate debt and less interest income from domestic franchises.

Provision for Income Taxes

Our effective tax rate for fiscal 2007 was 30.8%, down from 33.1% in fiscal 2006. The change in the effective rate was primarily due to higher tax credits partially as a result of increased Work Opportunity Tax Credits. These credits coupled with lower pre-tax income resulted in our already increased tax credits having a greater impact on the overall tax rate.

Our effective tax rate for fiscal 2006 was 33.1%, down from 34.0% in fiscal 2005. The change in the effective rate was primarily due to higher tax credits coupled with lower pre-tax income.

Liquidity and Capital Resources

RTI's cash from operations and excess borrowing capacity allow us to pursue our growth strategies and targeted capital structure. Accordingly, we have established certain well-defined priorities for our operating cash flow:

- Invest with a focus on getting more from existing assets;
- Invest wisely and prudently in new restaurants with a focus on achieving average restaurant volumes on new restaurants of $2.5 million or more;
- Continue to make investments in our team members in order to provide superior guest and team satisfaction; and
- Repurchase our common stock in order to maintain our target capital structure and return excess capital to our shareholders and provide further capital return to our shareholders through our dividend program, started in fiscal 1997.

Sources and Uses of Cash

Our primary source of liquidity is cash provided by operations. The following table presents a summary of our cash flows from operating, investing and financing activities for the last three fiscal years (in thousands).

	2007	2006	2005
Net cash provided by operating activities	**$ 184,662**	$ 191,697	$ 184,534
Net cash used by investing activities	**(114,575)**	(169,745)	(169,470)
Net cash used by financing activities	**(66,560)**	(19,374)	(14,762)
Net increase in cash and short-term investments	**$ 3,527**	$ 2,578	$ 302

We require capital principally for new restaurant construction, investments in technology, equipment, remodeling of existing restaurants, and on occasion for acquisitions of franchisees. We also require capital to pay dividends to our common stockholders and to repurchase our common stock.

Property and equipment expenditures purchased with internally generated cash flows for fiscal 2007, 2006, and 2005 were $125.8 million, $171.6 million, and $162.4 million, respectively. In addition during fiscal 2007, we spent $4.7 million, plus assumed debt, to acquire, directly and through our subsidiaries, the remaining member or limited partnership interests of two franchise partnerships, RT Orlando and RT South Florida. These acquisitions added 28 restaurants to the Company. Shortly after the end of fiscal 2007, we acquired the remaining partnership interests of RT West Palm Beach LP ("RT West Palm Beach"). Further acquisitions, particularly from franchisees in the eastern United States, may occur either during fiscal 2008 or thereafter.

Capital expenditures for fiscal 2008, exclusive of reimaging costs, are budgeted to be approximately $70.0 to $75.0 million based on our expectation that we will open approximately 20 to 25 Company-owned restaurants in fiscal 2008. In addition, we have budgeted $65.0 to $75.0 million to reimage our existing restaurants. We intend to fund capital expenditures for Company-owned restaurants with cash provided by operations. We will spend $1.7 million, plus assume debt, as discussed above to acquire RT West Palm Beach, which had been a franchise partnership. See "Special Note Regarding Forward-Looking Information" below.

Borrowings and Credit Facilities

On November 19, 2004, RTI entered into a $200.0 million five-year revolving credit agreement (the "Credit Facility"), which, after the most recent amendment discussed below, includes a $50.0 million swingline subcommitment and a $50.0 million subcommitment for letters of credit. The Credit Facility, which was increased by $100.0 million on November 7, 2005 and $200.0 million on February 28, 2007 to $500.0 million, is scheduled to mature on February 23, 2012.

At June 5, 2007, we had borrowings of $347.0 million outstanding under the Credit Facility with an associated floating rate of 5.95%. After consideration of letters of credit outstanding, the Company had $133.4 million available under the Credit Facility as of June 5, 2007. At June 6, 2006, we had borrowings of $212.8 million outstanding under the Credit Facility with an associated floating rate of 6.02%.

During fiscal 2003, we concluded the private sale of $150.0 million of non-collateralized senior notes (the "Private Placement"). The Private Placement consisted of $85.0 million with a fixed interest rate of 4.69% (the "Series A Notes") and $65.0 million with a fixed interest rate of 5.42% (the "Series B Notes"). The Series A Notes and Series B Notes mature on April 1, 2010 and April 1, 2013, respectively.

During fiscal 2008, we expect to fund operations, capital expansion, any repurchase of common stock or purchase of franchise partnership equity, and the payment of dividends from operating cash flows, our Credit Facility, and operating leases. See "Special Note Regarding Forward-Looking Information" below.

Share Repurchases

From time to time our Board of Directors has authorized the repurchase of shares of our common stock as a means to return excess capital to our shareholders. The timing, price, quantity and manner of the purchases can be made at the discretion of management, depending upon market conditions. During fiscal 2007 we repurchased 7.1 million shares at an average price of $28.68 per share. Current year repurchases completed an authorization made in January 2006. In January 2007, the Board of Directors authorized the repurchase of 5.0 million shares. During the remainder of fiscal 2007, 1.9 million of those shares were repurchased. Subsequent to year end, on July 11, 2007, our Board of Directors authorized the repurchase of an additional 6.5 million shares of RTI common stock, bringing the total available for repurchase to 9.6 million shares as of July 11, 2007.

Significant Contractual Obligations and Commercial Commitments

Long-term financial obligations were as follows as of June 5, 2007 (in thousands):

	Payments Due By Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable and other long-term debt, including current maturities (a)	$ 17,338	$ 1,779	$ 3,667	$ 3,641	$ 8,251
Revolving credit facility (a)	347,000			347,000	
Unsecured senior notes (Series A and B) (a)	150,000		85,000		65,000
Interest (b)	41,655	8,663	17,004	8,580	7,408
Operating leases (c)	432,825	44,876	79,435	65,199	243,315
Purchase obligations (d)	176,103	97,594	39,735	32,281	6,493
Pension obligations (e)	30,589	1,984	4,037	5,371	19,197
Total	$1,195,510	$ 154,896	$ 228,878	$ 462,072	$ 349,664

(a) See Note 6 to the Consolidated Financial Statements for more information.

(b) Amounts represent contractual interest payments on our fixed-rate debt instruments. Interest payments on our variable-rate revolving credit facility and variable-rate notes payable with balances of $347.0 million and $3.7 million, respectively, as of June 5, 2007 have been excluded from the amounts shown above, primarily because the balance outstanding under our revolving credit facility, described further in Note 6 of the Consolidated Financial Statements, fluctuates daily.

(c) This amount includes operating leases totaling $24.6 million for which sublease income of $24.6 million from franchisees or others is expected. See Note 5 to the Consolidated Financial Statements for more information.

(d) The amounts for purchase obligations include commitments for food items and supplies, construction projects, and other miscellaneous commitments.

(e) See Note 8 to the Consolidated Financial Statements for more information.

Commercial commitments were as follows as of June 5, 2007 (in thousands):

	Payments Due By Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Letters of credit (a)	$ 19,681	$ 19,646	$ 35	$	$
Franchise loan guarantees (a)	31,346	30,455	163	394	334
Divestiture guarantees	8,963	192	396	419	7,956
Total	$ 59,990	$ 50,293	$ 594	$ 813	$ 8,290

(a) Includes a $6.8 million letter of credit which secures franchisees' borrowings for construction of restaurants being financed under a franchise loan facility. The franchise loan guarantees totaling $31.3 million also shown in the table exclude the guarantee of $6.8 million for construction to date on the restaurants being financed under the facility.

See Note 10 to the Consolidated Financial Statements for more information.

Our working capital deficiency and current ratio as of June 5, 2007 were $23.3 million and 0.8:1, respectively. As is common in the restaurant industry, we carry current liabilities in excess of current assets because cash (a current asset) generated from operating activities is reinvested in capital expenditures (a long-term asset) and receivable and inventory levels are generally not significant.

Off-Balance Sheet Arrangements

Franchise Partnership Guarantees

Since 1998, our franchise partnerships have been offered a credit facility for which we provide a partial guarantee. The current credit facility, which has been negotiated with various lenders, is a $48.0 million credit facility to assist franchise partnerships with working capital and operational cash flow requirements. As discussed in Note 10 to the Consolidated Financial Statements, on September 8, 2006 we entered into an amendment of this credit facility which extended the term for an additional five years to October 5, 2011. As sponsor of the credit facility, we serve as partial guarantor of the draws made on this revolving line of credit. Although the credit facility allows for individual franchise partnership loan commitments to the end of the credit facility term, all current commitments are for 12 months. If desired, RTI can increase the amount of the facility by up to $25 million (to a total of $73 million) or, reduce the amount of the facility. The amount guaranteed under this program totaled $30.4 million as of June 5, 2007.

Prior to July 1, 2004, RTI also had an arrangement with a third party lender whereby we could choose, in our sole discretion, to partially guarantee specific loans for new franchisee restaurant development (the "Cancelled Facility"). On July 1, 2004, RTI terminated the Cancelled Facility and notified this third party lender that it would no longer enter into additional guarantee arrangements. RTI will honor the partial guarantees of the three loans to franchise partnerships that were in existence as of the termination of the Credit Facility. Should payments be required under the Cancelled Facility, RTI has certain rights to acquire the operating restaurants after the third party debt is paid. This program had remaining outstanding guarantees of $0.9 million at June 5, 2007.

Also in July 2004, RTI entered into a new program, similar to the Cancelled Facility, with a different third party lender (the "Franchise Development Facility"). Under the Franchise Development Facility, the Company's potential guarantee liability was reduced, and the program included better terms and lower rates for the franchise partnerships as compared to the Cancelled Facility. The Franchise Development Facility expired on July 1, 2007, although the guarantees outstanding at that time survived the expiration of the arrangement. RTI had a guarantee of $6.8 million outstanding under this program as of June 5, 2007.

As consideration for providing these guarantees, we received $1.2 million in fiscal 2007 and $1.0 million in fiscal 2006.

Divestiture Guarantees
On November 20, 2000, the Company completed the sale of all 69 of its American Cafe (including L&N Seafood) and Tia's restaurants to SRG, a limited liability company. A number of these restaurants were located on leased properties. RTI remains primarily liable on certain American Cafe and Tia's leases that were subleased to SRG and contingently liable on others. SRG, on December 10, 2003, sold its 28 Tia's restaurants to an unrelated entity and, as part of the transaction, further subleased certain Tia's properties.

During the second quarter of fiscal 2006, RTI became aware that the third party to whom SRG had sold the Tia's restaurants had defaulted on four subleases. Claims have been asserted against the Company and SRG for unpaid rent, property taxes and similar charges. During the fiscal quarter ended December 5, 2006, the third party owner declared Chapter 7 bankruptcy.

As of June 5, 2007, RTI remains primarily liable for two Tia's leases, which have remaining cash payments due of approximately $1.5 million, and contingently liable for five other Tia's leases, which have remaining cash payments of approximately $2.9 million. RTI has recorded an estimated liability of $1.0 million based on the unsettled Tia's claims made to date. An additional $0.2 million is recorded as of June 5, 2007 within our liability for deferred escalating minimum rents for RTI leases sub-leased by SRG to Tia's.

During fiscal 2006, RTI learned that SRG had defaulted on, or was late at least once in paying monthly rent on, a number of its restaurant leases for which RTI has primary liability. On January 2, 2007, SRG closed 20 restaurants, 14 of which were located on properties sub-leased from RTI. Four other SRG restaurants were closed in calendar 2006. SRG filed for Chapter 11 bankruptcy on February 14, 2007.

As of June 5, 2007, RTI had $0.6 million recorded within our liability for deferred escalating minimum rents for 12 SRG leases for which we remain primarily liable. These 12 SRG leases include nine restaurants closed within fiscal 2007 and three restaurants scheduled by SRG to remain open at the current time. Scheduled cash payments for rent remaining on these leases at June 5, 2007 totaled $4.4 million and $0.5 million, respectively. Because many of these restaurants were located in malls, RTI may be liable for other charges such as common area maintenance and property taxes. In addition to the scheduled remaining payments, we believe SRG to be $0.9 million behind in rent and related payments on RTI leases as of June 5, 2007.

Following the closing of the 20 SRG restaurants in January 2007, RTI performed an analysis of the now-closed properties in order to estimate the lease liability to be incurred from the closings. Based upon the analysis performed, a charge of $5.8 million was recorded during the fiscal quarter ended March 6, 2007.

In addition to the $0.6 million liability for deferred escalating minimum rent discussed above, as of June 5, 2007, RTI has recorded an estimated liability of $3.7 million based on the nine SRG unsettled claims to date. One of the remaining leases was settled shortly after year-end for $0.3 million, which equals the amount recorded at June 5, 2007.

See Note 10 to the Consolidated Financial Statements for more information.

As further discussed in Note 10 to the Consolidated Financial Statements and noted below, RTI has certain divestiture guarantees with Morrison Fresh Cooking, Inc. ("MFC") and Morrison Health Care, Inc. ("MHC") which arose in 1996 in connection with the distribution of MFC (subsequently acquired by Piccadilly Cafeterias, Inc., or "Piccadilly") and MHC (subsequently acquired by Compass Group, PLC, or "Compass") businesses. Contingent liabilities resulting from these guarantees include payments due to MFC and MHC employees retiring under two non-qualified defined benefit plans which existed at the time of the distribution (the "Non-Qualified Pension Plans"), or corresponding replacement plans established by MFC and MHC at the time of distribution, for their proportionate share of any accrued benefit that may have been earned under the Non-Qualified Pension Plans as of the distribution date and for payments due on six named workers' compensation claims. Additionally, as a sponsor of the Morrison Restaurants Inc. Retirement Plan (the "Retirement Plan"), we, along with MFC and MHC, can be held responsible for benefits due to all of the Retirement Plan's participants.

On October 29, 2003, Piccadilly filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court in Fort Lauderdale, Florida. In addition, on March 4, 2004, Piccadilly withdrew as a sponsor of the Retirement Plan with the approval of the bankruptcy court. As a result of the Piccadilly bankruptcy, the amounts we expect to pay represent 50% of the total amounts due as we expect to share liabilities equally with MHC, which is also contingently liable.

Since fiscal 2004, we have recorded within our pension liabilities amounts we believe sufficient to reflect the divestiture guarantees for which MFC was originally responsible under the divestiture guarantee agreements. These amounts were determined in consultation with the plans' actuary, and assumed no recovery from the bankruptcy proceeding. As of June 5,

2007, we have received three partial settlements of the Piccadilly bankruptcy, $0.3 million in both December 2006 and 2005, and $1.0 million in December 2004. We hope to recover further amounts upon final settlement of the bankruptcy. The actual amount we may be ultimately required to pay could be lower if there is any further recovery in the bankruptcy proceeding, or could be higher if more valid participants are identified or if actuarial assumptions are ultimately proven inaccurate. See "Special Note Regarding Forward-Looking Information" below.

Our contingent liability relative to MHC is estimated to be $6.0 million at June 5, 2007, and includes MHC's 50% share of the Piccadilly employee benefit plan liability, along with the amounts for which we would be liable relative to the employees of MHC. We currently do not anticipate having to pay any amounts on behalf of MHC due to our perception of MHC's financial strength and accordingly no amounts have been recorded relative to our MHC contingent liability.

We have an employment agreement with Samuel E. Beall, III, whereby he has agreed to serve as Chief Executive Officer of the Company until June 18, 2010. In accordance with the agreement, Mr. Beall is compensated at a base salary (adjusted annually based on various Company or market factors) and is entitled to an annual bonus opportunity and a long-term incentive compensation program, which currently includes stock option and restricted stock grants and life insurance coverage. The employment agreement also provides for certain severance payments to be made in the event of a termination other than for cause, or a change in control, the circumstances of which are defined in the agreement. As of June 5, 2007, the total of the potential liability for severance payments with regard to the employment agreement was approximately $8.0 million.

Pension Plans Funded Status

As discussed further in Notes 1 and 8 to the Consolidated Financial Statements, we adopted SFAS 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132R," effective with our June 5, 2007 financial statements.

As previously mentioned, RTI, and previously MHC, is a sponsor of the Retirement Plan. The Retirement Plan had been established by the Company, at a time when our name was Morrison Restaurants Inc. ("Morrison"), to provide retirement benefits to qualifying employees of Morrison. Under the Retirement Plan, participants are entitled to receive benefits based upon salary and length of service. The Retirement Plan was amended as of December 31, 1987, so that no additional benefits will accrue and no new participants will enter the Retirement Plan after that date.

Assets and obligations attributable to MHC participants, as well as participants formerly with MFC, who were allocated to Compass following Piccadilly's bankruptcy, were spun out of the Retirement Plan effective June 30, 2006. Following Compass's withdrawal, RTI remained the sole sponsor of the Retirement Plan.

Our total contributions to the Retirement Plan approximated $1.7 million, $0.7 million, and $2.0 million, in fiscal 2007, 2006, and 2005, respectively. RTI contributions to the Retirement Plan for fiscal 2008 are projected to be $0.4 million.

RTI also sponsors two additional pension plans, the Executive Supplemental Pension Plan and the Management Retirement Plan. Although these plans are legally considered to be unfunded, the Company does provide a source for the payment of benefits under these two plans in the form of Company-owned life insurance policies. The cash value of these policies was $26.9 million at June 5, 2007. The Management Retirement Plan was amended effective June 1, 2001 such that no additional benefits would accrue and no new participants may enter the plan after that date. As of our March 31, 2007 measurement date, RTI's three pension plans had a total projected benefit obligation ("PBO") of $39.0 million and an accumulated benefit obligation ("ABO") of $37.2 million. The combined fair value of plan assets as of the end of fiscal 2007, including the Company-owned life insurance policies mentioned above was approximately $36.9 million. As a result of the underfunded status of the three plans relative to the combined PBO and the adoption of SFAS 158, we have recorded a $10.0 million reduction to shareholders' equity (net of tax of $6.6 million) as of June 5, 2007.

The PBO and ABO reflect the actuarial present value of all benefits earned to date by employees. The PBO incorporates assumptions as to future compensation levels while the ABO reflects only current compensation levels. Due to the relatively long time period over which benefits earned to date are expected to be paid, our PBO and ABO are highly sensitive to changes in discount rates. We measured our PBO and ABO using a discount rate of 6.00% at both March 31, 2007 and March 31, 2006.

We believe our assumption of the expected rate of return on plan assets to be appropriate given the composition of plan assets and historical market returns thereon. We will continue to use the 8.0% expected rate of return on plan assets assumption for the determination of pension expense in fiscal 2008.

Assuming no further recoveries from the Piccadilly bankruptcy, we expect pension expense to increase by $0.2 million in fiscal 2008.

During 2006, Congress passed the Pension Protection Act of 2006 (the "Act") with the stated purpose of improving the funding of American's private pension plans. The Act introduces new funding requirements for qualified defined benefit pension plans, introduces benefit limitations for certain under-funded plans and raises tax deduction limits for contributions. The Act applies to pension plan years beginning after December 31, 2007. We have preliminarily reviewed the provisions of the Act to determine the impact to the Company. Required funding for the Retirement Plan under the Act will be dependent upon many factors including our future funded status as well as discretionary contributions we may choose to make. Based upon this preliminary review as well as the current funded status of the Retirement Plan relative to our level of annual operating cash flows, we do not believe that required contributions under the Act would materially impact our operating cash flows in any one given year.

Additionally, we do not believe that the underfunded status of all three of our RTI pension plans will materially affect our financial position or cash flows in fiscal 2008 or in future years. We have included known and expected increases in our pension expense as well as future expected plan contributions in our annual budgets and outlook. See "Special Note Regarding Forward-Looking Information" below.

Dividends

During fiscal 1997, our Board of Directors approved a dividend policy as an additional means of returning capital to RTI's shareholders. This policy has historically called for payment of semi-annual dividends of $0.0225 per share. On July 12, 2006, our Board of Directors approved a plan to increase our semi-annual dividend from $0.0225 to $0.25 per share. In accordance with this policy, we paid dividends of $29.1 million in fiscal 2007. The payment of a dividend in any particular future period and the actual amount thereof remain, however, at the discretion of the Board of Directors and no assurance can be given that dividends will be paid in the future. Additionally, our credit facilities contain certain limitations on the payment of dividends. See "Special Note Regarding Forward-Looking Information" below.

Critical Accounting Policies

Our MD&A is based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make subjective or complex judgments that may affect the reported financial condition and results of operations. We base our estimates on historical experience and other assumptions that we believe to be reasonable in the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We continually evaluate the information used to make these estimates as our business and the economic environment changes.

We believe that of our significant accounting policies, the following may involve a higher degree of judgment and complexity. Our significant accounting policies are more fully described in Note 1 to the Consolidated Financial Statements.

Share-based Employee Compensation

Beginning in the first quarter of fiscal 2007, we account for share-based compensation in accordance with SFAS 123(R). As required by SFAS 123(R), share-based compensation expense is estimated for equity awards at fair value at the grant date. We determine the fair value of equity awards using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires various highly judgmental assumptions including the expected dividend yield, stock price volatility and life of the award. If any of the assumptions used in the model change significantly, share-based compensation expense may differ materially in the future from that recorded in the current period. See Notes 1 and 9 to the Consolidated Financial Statements for further discussion of share-based employee compensation.

Impairment of Long-Lived Assets

Each quarter we evaluate the carrying value of any individual restaurant when the cash flows of such restaurant have deteriorated and we believe the probability of continued operating and cash flow losses indicate that the net book value of the restaurant may not be recoverable. In performing the review for recoverability, we consider the future cash flows expected to result from the use of the restaurant and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying value of the restaurant, an impairment loss is recognized for the amount by which the net book value of the asset exceeds its fair value. Otherwise, an impairment loss is not recognized. Fair value is based upon estimated discounted future cash flows expected to be generated from continuing use through the expected disposal date and the expected salvage value. In the instance of a potential sale of a restaurant in a refranchising transaction, the expected purchase price is used as the estimate of fair value.

Restaurants open for less than five quarters are considered new and are excluded from our impairment review. We believe this approach provides sufficient time to establish the presence of the restaurant in the market and build a customer base. Approximately 8% of our restaurants have been open for less than five quarters and have not been evaluated for potential impairment.

If a restaurant that has been open for at least five quarters shows negative cash flow results, we prepare a plan to reverse the negative performance. Under our policies, recurring or projected annual negative cash flow signals a potential impairment. Both qualitative and quantitative information are considered when evaluating for potential impairments.

At June 5, 2007, we had six restaurants that had been open more than five quarters with rolling 12-month negative cash flows. Of these six restaurants, one had previously been impaired to salvage value and was closed subsequent to our fiscal year end. We reviewed the plans to improve cash flows at each of the other five restaurants and concluded that no impairment existed as of June 5, 2007. The combined 12-month cash flow loss at these five restaurants for which no impairment had previously been recognized, was approximately $0.3 million. Should sales at these restaurants not improve within a reasonable period of time, further impairment charges are possible. Considerable management judgment is necessary to estimate future cash flows, including cash flows from continuing use, terminal value, closure costs, salvage value, and sublease income. Accordingly, actual results could vary significantly from our estimates.

Allowance for Doubtful Notes and Interest Income

We follow a systematic methodology each quarter in our analysis of franchise and other notes receivable in order to estimate losses inherent at the balance sheet date. A detailed analysis of our loan portfolio involves reviewing the following for each significant borrower:

- terms (including interest rate, original note date, payoff date, and principal and interest start dates);
- note amounts (including the original balance, current balance, associated debt guarantees, and total exposure); and
- other relevant information including whether the borrower is making timely interest, principal, royalty and support payments, the borrower's debt coverage ratios, the borrower's current financial condition and sales trends, the borrower's additional borrowing capacity, and, as appropriate, management's judgment on the quality of the borrower's operations.

Based on the results of this analysis, the allowance for doubtful notes is adjusted as appropriate. No portion of the allowance for doubtful notes is allocated to guarantees. In the event that collection is deemed to be an issue, a number of actions to resolve the issue are possible, including modification to the terms of payment of franchise fees or note obligations or a restructuring of the borrower's debt to better position the borrower to fulfill its obligations.

At June 5, 2007 the allowance for doubtful notes was $5.4 million. Included in the allowance for doubtful notes is $3.5 million allocated to the $10.5 million of debt due from five franchisees that, for the most recent reporting period, have either reported coverage ratios below the required levels with certain of their third party debt, or reported ratios above the required levels but for an insufficient amount of time. With the exception of amounts borrowed under one current and two former credit facilities for franchise partnerships (see Note 10 to the Consolidated Financial Statements for more information), the third party debt referred to above is not guaranteed by RTI. The Company believes that payments are being made by these franchisees in accordance with the terms of these debts.

We recognize interest income on notes receivable when earned which sometimes precedes collection. A number of our franchise notes have, since the inception of these notes, allowed for the deferral of interest during the first one to three years. All franchisees that issued outstanding notes to us are currently paying interest on these notes. It is our policy to cease accruing interest income and recognize interest on a cash basis when we determine that the collection of interest is doubtful. The same analysis noted above for doubtful notes is utilized in determining whether to cease recognizing interest income and thereafter record interest payments on the cash basis.

Lease Obligations

The Company leases a significant number of its restaurant properties. At the inception of the lease, each property is evaluated to determine whether the lease will be accounted for as an operating or capital lease. The term used for this evaluation includes renewal option periods only in instances in which the exercise of the renewal option can be reasonably assured and failure to exercise such option would result in an economic penalty.

Our lease term used for straight-line rent expense is calculated from the date we take possession of the leased premises through the lease termination date. There is potential for variability in our "rent holiday" period which begins on the possession date and ends on the earlier of the restaurant open date or the commencement of rent payments. Factors that may affect the length of the rent holiday period generally relate to construction-related delays. Extension of the rent holiday period due to delays in restaurant opening will result in greater preopening rent expense recognized during the rent holiday period.

For leases that contain rent escalations, we record the total rent payable during the lease term, as determined above, on the straight-line basis over the term of the lease (including the "rent holiday" period beginning upon possession of the premises), and we record the difference between the minimum rents paid and the straight-line rent as deferred escalating minimum rent.

Certain leases contain provisions that require additional rental payments, called "contingent rents", when the associated restaurants' sales volumes exceed agreed upon levels. We recognize contingent rental expense (in annual as well as interim periods) prior to the achievement of the specified target that triggers the contingent rental expense, provided that achievement of that target is considered probable.

Estimated Liability for Self-Insurance

We self-insure a portion of our current and past losses from workers' compensation and general liability claims. We have stop loss insurance for individual claims for workers' compensation and general liability in excess of stated loss amounts. Insurance liabilities are recorded based on third party actuarial estimates of the ultimate incurred losses, net of payments made. The estimates themselves are based on standard actuarial techniques that incorporate both the historical loss experience of the Company and supplemental information as appropriate.

The analysis performed in calculating the estimated liability is subject to various assumptions including, but not limited to, (a) the quality of historical loss and exposure information, (b) the reliability of historical loss experience to serve as a predictor of future experience, (c) the reasonableness of insurance trend factors and governmental indices as applied to the Company, and (d) projected payrolls and revenue. As claims develop, the actual ultimate losses may differ from actuarial estimates. Therefore, an analysis is performed quarterly to determine if modifications to the accrual are required.

Income Tax Valuation Allowances and Tax Accruals

We record deferred tax assets for various items. As of June 5, 2007, we have concluded that it is more likely than not that the future tax deductions attributable to our deferred tax assets will be realized and therefore no valuation allowance has been recorded.

As a matter of course, we are regularly audited by federal and state tax authorities. We record appropriate accruals for potential exposures should a taxing authority take a position on a matter contrary to our position. We evaluate these accruals, including interest thereon, on a quarterly basis to ensure that they have been appropriately adjusted for events that may impact our ultimate tax liability.

Recently Issued Accounting Standards Not Yet Adopted

In June 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" ("EITF 06-3"). A consensus was reached that entities may adopt a policy of presenting sales taxes in the income statement on either a gross or net basis. If taxes are significant, an entity should disclose its policy of presenting taxes and the amounts of taxes. This guidance is effective for periods beginning after December 15, 2006 (fiscal 2008 for RTI). The Company presents sales taxes collected from customers on a net basis. The Company does not expect the adoption of EITF 06-3 to impact our method for presenting sales taxes in our Consolidated Financial Statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 is effective for fiscal years beginning after December 15, 2006 (fiscal 2008 for RTI), with early adoption permitted. We do not believe the adoption of FIN 48 will have a significant impact on our Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (fiscal 2009 for RTI), and interim periods within those fiscal years. The Company is currently assessing the impact of the adoption of this statement.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007 (fiscal 2009 for RTI). The Company is currently assessing the impact of the adoption of this Statement.

In March 2007, the FASB ratified the consensus reached by the EITF on Issue No. 06-10 ("EITF 06-10"), "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements." EITF 06-10 provides guidance on an employers' recognition of a liability and related compensation costs for collateral assignment split-dollar life insurance arrangements that provide a benefit to an employee that extends into postretirement periods and the asset in collateral assignment split-dollar life insurance arrangements. The effective date of EITF 06-10 is for fiscal years beginning after December 15, 2007 (fiscal 2009 for RTI). We are currently evaluating the impact of EITF 06-10 on our Consolidated Financial Statements.

In June 2007, the FASB ratified the consensus reached by the EITF on Issue No. 06-11 ("EITF 06-11"), "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF 06-11 requires that the tax benefit related to dividend or dividend equivalents paid on equity-classified awards, which are expected to vest, be recorded as an increase to additional paid-in capital. EITF 06-11 is to be applied prospectively for tax benefits on dividends declared in fiscal years beginning after December 15, 2007, and we expect to adopt the provisions of EITF 06-11 beginning in the first quarter of fiscal 2009. We are currently evaluating the impact of EITF 06-11 on our Consolidated Financial Statements.

Known Events, Uncertainties and Trends

Financial Strategy and Stock Repurchase Plan

Our financial strategy is to utilize a prudent amount of debt, including operating leases, letters of credit, and any guarantees, to minimize the weighted average cost of capital while allowing financial flexibility and maintaining the equivalent of an investment-grade bond rating. This strategy periodically allows us to repurchase RTI common stock. During the year ended June 5, 2007, we repurchased 7.1 million shares of RTI common stock for a total purchase price of $203.3 million. The total number of remaining shares authorized to be repurchased, as of June 5, 2007, is approximately 3.1 million. This amount reflects a 5.0 million share repurchase authorization approved by our Board of Directors on January 9, 2007 but does not reflect a 6.5 million share repurchase authorization approved by our Board of Directors subsequent to year end, on July 11, 2007. To the extent not funded with cash from operating activities and proceeds from stock option exercises, additional repurchases, if any, may be funded by borrowings on the Credit Facility.

Franchising and Development Agreements

Our agreements with franchise partnerships allow us to purchase an additional 49% equity interest for a specified price. We have chosen to exercise that option in situations in which we expect to earn a return similar to or better than that which we expect when we invest in new restaurants. During fiscal 2007 and 2006, we did not exercise our right to acquire an additional 49% equity interest in any franchise partnerships. We currently have a 1% ownership in seven of our 16 franchise partnerships which collectively operated 48 Ruby Tuesday restaurants at June 5, 2007.

On June 13, 2007, we transferred our 49% interest in the RT Michigan Franchise, LLC ("RT Michigan") franchise partnership, which operated 14 Ruby Tuesday restaurants as of June 5, 2007, to the franchisee for no consideration. Equity method losses recorded by the Company attributable to this franchisee totaled $0.4 million in fiscal 2007.

Our franchise agreements with the franchise partnerships allow us to purchase all remaining equity interests beyond the 1% or 50% we already own, for an amount to be calculated based upon a predetermined valuation formula. On June 6, 2007, we acquired the remaining 50% partnership interests of RT West Palm Beach, bringing our equity interest in that franchise to 100%. At the time of acquisition RT West Palm Beach operated 11 Ruby Tuesday restaurants.

We may choose to sell existing restaurants or exercise our rights to acquire an additional equity interest in franchise partnerships in fiscal 2008 and beyond. See "Special Note Regarding Forward-Looking Information" below.

Fiscal Year
RTI's fiscal 2008 will contain 52 weeks and end on June 3, 2008. Fiscal year 2007 contained 52 weeks, while fiscal year 2006 contained 53 weeks.

Impact of Inflation
The impact of inflation on the cost of food, labor, supplies, utilities, real estate and construction costs could adversely impact our operating results. Historically, we have been able to recover inflationary cost increases through increased menu prices coupled with more efficient purchasing practices and productivity improvements. Competitive pressures may limit our ability to completely recover such cost increases. Historically, the effect of inflation has not significantly impacted our net income.

Special Note Regarding Forward-Looking Information
The foregoing section contains various "forward-looking statements," which represent the Company's expectations or beliefs concerning future events, including one or more of the following: future financial performance and restaurant growth (both Company-owned and franchised), future capital expenditures, future borrowings and repayment of debt, payment of dividends, stock repurchases, and restaurant and franchise acquisitions and re-franchises. The Company cautions the reader that a number of important factors and uncertainties could, individually or in the aggregate, cause actual results to differ materially from those included in the forward-looking statements, including, without limitation, the following: changes in promotional, couponing and advertising strategies; guests' acceptance of changes in menu items; changes in our guests' disposable income; consumer spending trends and habits; mall-traffic trends; increased competition in the restaurant market; weather conditions in the regions in which Company-owned and franchised restaurants are operated; guests' acceptance of the Company's development prototypes and remodeled restaurants; laws and regulations affecting labor and employee benefit costs, including potential further increases in federally mandated minimum wage; costs and availability of food and beverage inventory; the Company's ability to attract qualified managers, franchisees and team members; changes in the availability and cost of capital; impact of adoption of new accounting standards; impact of food-borne illnesses resulting from an outbreak at either Ruby Tuesday or other restaurant concepts; effects of actual or threatened future terrorist attacks in the United States; significant fluctuations in energy prices; and general economic conditions.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk from fluctuations in interest rates and changes in commodity prices. The interest rate charged on our Credit Facility can vary based on the interest rate option we choose to utilize. Our options for the rate are the Base Rate or LIBO Rate plus an applicable margin. The Base Rate is defined to be the higher of the issuing bank's prime lending rate or the Federal Funds rate plus 0.5%. The applicable margin for the LIBO Rate-based option is a percentage ranging from 0.5% to 1.0%. As of June 5, 2007, the total amount of outstanding debt subject to interest rate fluctuations was $350.7 million. A hypothetical 100 basis point change in short-term interest rates would result in an increase or decrease in interest expense of $3.5 million per year, assuming a consistent capital structure.

Many of the ingredients used in the products we sell in our restaurants are commodities that are subject to unpredictable price volatility. This volatility may be due to factors outside our control such as weather and seasonality. We attempt to minimize the effect of price volatility by negotiating fixed price contracts for the supply of key ingredients. Historically, and subject to competitive market conditions, we have been able to mitigate the negative impact of price volatility through adjustments to average check or menu mix.

Item 8. Financial Statements and Supplementary Data

Ruby Tuesday, Inc. and Subsidiaries
Index to Consolidated Financial Statements

Ruby Tuesday, Inc. and Subsidiaries
Consolidated Financial Statements
Consolidated Statements of Income
(In thousands, except per-share data)

	For the Fiscal Year Ended		
	June 5, 2007	June 6, 2006	May 31, 2005
Revenue:			
Restaurant sales and operating revenue	**$ 1,395,212**	$ 1,290,509	$ 1,094,491
Franchise revenue	**15,015**	15,731	15,803
	1,410,227	1,306,240	1,110,294
Operating costs and expenses:			
Cost of merchandise	**375,836**	342,604	284,424
Payroll and related costs	**431,456**	398,636	340,895
Other restaurant operating costs	**253,462**	230,887	189,181
Depreciation and amortization	**77,351**	71,056	66,746
Loss from Specialty Restaurant Group, LLC bankruptcy	**5,812**		
Selling, general and administrative, net of support service fee income totaling $11,326 in 2007, $13,918 in 2006 and $15,190 in 2005	**112,619**	100,340	72,489
Equity in losses/(earnings) of unconsolidated franchises	**1,328**	(948)	(2,729)
Interest expense, net of interest income totaling $2,492 in 2007, $3,102 in 2006 and $3,843 in 2005	**19,965**	12,707	4,342
	1,277,829	1,155,282	955,348
Income before income taxes	**132,398**	150,958	154,946
Provision for income taxes	**40,730**	49,981	52,648
Net income	**$ 91,668**	$ 100,977	$ 102,298
Earnings per share:			
Basic	**$ 1.60**	$ 1.67	$ 1.59
Diluted	**$ 1.59**	$ 1.65	$ 1.56
Weighted average shares:			
Basic	**57,204**	60,512	64,538
Diluted	**57,633**	61,307	65,524

The accompanying notes are an integral part of the consolidated financial statements.

Ruby Tuesday, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except per-share data)

	June 5, 2007	June 6, 2006
Assets:		
Current assets:		
Cash and short-term investments	$ 25,892	$ 22,365
Accounts and notes receivable, net	14,773	12,020
Inventories:		
Merchandise	11,825	10,127
China, silver and supplies	8,207	7,301
Income tax receivable		374
Deferred income taxes	4,839	2,343
Prepaid rent and other expenses	14,542	10,977
Assets held for sale	20,368	12,833
Total current assets	100,446	78,340
Property and equipment, net	1,033,336	984,127
Goodwill	16,935	17,017
Notes receivable, net	9,212	21,009
Other assets	69,927	71,075
Total assets	$ 1,229,856	$ 1,171,568
Liabilities and Shareholders' Equity:		
Current liabilities:		
Accounts payable	$ 39,435	$ 39,614
Accrued liabilities:		
Taxes, other than income taxes	19,986	19,987
Payroll and related costs	8,740	15,739
Insurance	13,525	6,202
Deferred revenue – gift cards	8,578	6,537
Rent and other	25,985	18,458
Current maturities of long-term debt, including capital leases	1,779	1,461
Income tax payable	5,730	
Total current liabilities	123,758	107,998
Long-term debt and capital leases, less current maturities	512,559	375,639
Deferred income taxes	37,107	49,727
Deferred escalating minimum rent	39,824	37,535
Other deferred liabilities	77,282	73,511
Total liabilities	790,530	644,410
Commitments and contingencies (Note 10)		
Shareholders' equity:		
Common stock, $0.01 par value; (authorized: 100,000 shares; issued: 2007 – 53,240, 2006 - 58,191 shares)	532	582
Capital in excess of par value	2,246	7,012
Retained earnings	446,584	527,672
Deferred compensation liability payable in Company stock	3,861	4,428
Unearned compensation		(871)
Company stock held by Deferred Compensation Plan	(3,861)	(4,428)
Accumulated other comprehensive loss	(10,036)	(7,237)
	439,326	527,158
Total liabilities and shareholders' equity	$ 1,229,856	$ 1,171,568

The accompanying notes are an integral part of the consolidated financial statements.

Ruby Tuesday, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity and Comprehensive Income
(In thousands, except per-share data)

	Common Stock Issued		Capital in Excess of Par Value	Retained Earnings	Deferred Compensation Liability	Unearned Compensation	Company Stock Held by the Deferred Compensation Plan	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
	Shares	Amount							
Balance, June 1, 2004	65,549	$655	$16,455	$508,323	$4,821	$-	$(4.821)	$(8,902)	$516,531
Net income				102,298					102,298
Minimum pension liability adjustment, net of taxes of $108								164	164
Comprehensive income									102,462
Shares issued under stock bonus and stock option plans	633	6	11,404						11,410
Cash dividends of 4.5¢ per common share				(2,915)					(2,915)
Stock repurchases	(2,495)	(24)	(26,350)	(37,891)					(64,265)
Changes in Deferred Compensation Plan					282		(282)		0
Balance, May 31, 2005	63,687	637	1,509	569,815	5,103	-	(5,103)	(8,738)	563,223
Net income				100,977					100,977
Minimum pension liability adjustment, net of taxes of $988								1,501	1,501
Comprehensive income									102,478
Issuance of restricted stock	50		1,057			(1,057)			0
Amortization of restricted stock						186			186
Shares issued under stock bonus and stock option plans	2,293	23	53,374						53,397
Cash dividends of 4.5¢ per common share				(2,742)					(2,742)
Stock repurchases	(7,839)	(78)	(48,928)	(140,378)					(189,384)
Changes in Deferred Compensation Plan					(675)		675		0
Balance, June 6, 2006	58,191	582	7,012	527,672	4,428	(871)	(4,428)	(7,237)	527,158
Net income				**91,668**					**91,668**
Minimum pension liablity adjustment, net of taxes of $31								**47**	**47**
Comprehensive income									**91,715**
Adjustment to initally apply SFAS 158, net of taxes of $1,873								**(2,846)**	**(2,846)**
Issuance of restricted stock	**267**	**2**	**(2)**						**0**
Reclassification for adoption of SFAS 123(R)			**(871)**			**871**			**0**
Stock-based compensation			**10,231**						**10,231**
Shares issued under stock bonus and stock option plans	**1,871**	**19**	**45,472**						**45,491**
Cash dividends of $0.50 per common share				**(29,147)**					**(29,147)**
Stock repurchases	**(7,089)**	**(71)**	**(59,596)**	**(143,609)**					**(203,276)**
Changes in Deferred Compensation Plan					**(567)**		**567**		**0**
Balance, June 5, 2007	**53,240**	**$532**	**$2,246**	**$446,584**	**$3,861**	**$-**	**$(3,861)**	**$(10,036)**	**$439,326**

The accompanying notes are an integral part of the consolidated financial statements.

Ruby Tuesday, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	For the Fiscal Year Ended		
	June 5, 2007	June 6, 2006	May 31, 2005
Operating activities:			
Net income	**$ 91,668**	$ 100,977	$ 102,298
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**77,351**	71,056	66,746
Amortization of intangibles	**437**	385	126
Provision for bad debts	**(197)**	2,046	632
Deferred income taxes	**(13,274)**	(1,939)	5,641
Loss/(gain) on disposition of assets, net of impairments	**478**	3,141	(729)
Equity in losses/(earnings) of unconsolidated franchises	**1,328**	(948)	(2,729)
Share-based compensation expense	**10,177**		
Distributions received from unconsolidated franchises	**914**	1,127	1,734
Income tax benefit from exercise of stock options		8,137	3,463
Excess tax benefits from share-based compensation	**(5,540)**		
Amortization of unearned compensation		186	
Other	**18**	60	72
Changes in operating assets and liabilities:			
Receivables	**10,500**	(1,172)	9,645
Inventories	**(1,797)**	(440)	(2,121)
Income tax receivable	**11,516**	(543)	3,110
Prepaid and other assets	**(3,614)**	30	(5,383)
Accounts payable, accrued and other liabilities	**4,697**	9,594	2,029
Net cash provided by operating activities	**184,662**	191,697	184,534
Investing activities:			
Purchases of property and equipment	**(125,827)**	(171,640)	(162,366)
Acquisition of franchise entities	**(4,669)**		(8,231)
Proceeds from disposal of assets	**17,289**	4,387	3,592
Insurance proceeds from property claims	**2,852**	1,089	
Other, net	**(4,220)**	(3,581)	(2,465)
Net cash used by investing activities	**(114,575)**	(169,745)	(169,470)
Financing activities:			
Proceeds from long-term debt	**156,400**	140,700	92,600
Principal payments on long-term debt	**(35,316)**	(13,148)	(48,059)
Proceeds from issuance of stock, including treasury stock	**39,951**	45,200	7,877
Excess tax benefits from share-based compensation	**5,540**		
Stock repurchases	**(203,276)**	(189,384)	(64,265)
Dividends paid	**(29,147)**	(2,742)	(2,915)
Other, net	**(712)**		
Net cash used by financing activites	**(66,560)**	(19,374)	(14,762)
Increase in cash and short-term investments	**3,527**	2,578	302
Cash and short-term investments:			
Beginning of year	**22,365**	19,787	19,485
End of year	**$ 25,892**	$ 22,365	$ 19,787
Supplemental disclosure of cash flow information-			
Cash paid for:			
Interest, net of amount capitalized	**$ 21,288**	$ 15,542	$ 8,063
Income taxes, net	**$ 44,767**	$ 46,058	$ 41,241
Significant non-cash investing and financing activities-			
Restricted stock awards		$ 1,057	
Retirement of fully depreciated assets	**$ 2,350**	$ 1,538	
Reclassification of properties to assets held for sale or receivables	**$ 21,254**	$ 12,233	$ 3,773
Assumption of debt and capital leases related to franchise partnership acquisitions	**$ 16,154**		$ 36,248
Liability for claim settlements and insurance receivables	**$ 5,496**		

The accompanying notes are an integral part of the consolidated financial statements.

Ruby Tuesday, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Description of Business and Principles of Consolidation
Ruby Tuesday, Inc. including its wholly-owned subsidiaries ("RTI," the "Company," "we" and/or "our") develops, operates and franchises casual dining restaurants in the United States, Puerto Rico, and 13 other countries and regions under the Ruby Tuesday® brand. At June 5, 2007, we owned and operated 680 restaurants concentrated primarily in the Northeast, Southeast, Mid-Atlantic and Midwest of the United States. As of fiscal year end, there were 253 domestic and international franchise restaurants located in 25 states outside the Company's existing core markets (primarily the Western United States and portions of the Midwest and Northeast) and in the Asia Pacific Region, India, Kuwait, Saudi Arabia, Puerto Rico, Canada, Mexico, Iceland, Eastern Europe, and Central and South America.

RTI consolidates its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Equity Method Accounting
"Franchise partnerships" as used throughout the Notes to Consolidated Financial Statements refer to the Company's 16 domestic franchisees in which the Company owns 1% or 50% of the equity of each such franchisee. We apply the equity method of accounting to our nine 50%-owned franchise partnerships. Accordingly, we recognize our pro rata share of the earnings or losses of the franchise partnerships in the Consolidated Statements of Income when reported by those franchisees. The cost method of accounting is applied to all 1%-owned franchise partnerships.

As of June 5, 2007, we were the franchisor of 154 franchise partnership restaurants and 99 traditional domestic and international franchise restaurants. Based on an analysis prepared using financial information obtained from each of the franchise entities, we concluded that, for all periods presented, we were not required to consolidate any of the franchise entities under the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46R"). This conclusion was based on our determination that the franchise entities met the criteria to be considered "businesses", and therefore were not subject to consolidation due to the "business scope exception" of FIN 46R.

A further description of our franchise programs is provided in Note 2 to the Consolidated Financial Statements.

Fiscal Year
Our fiscal year ends on the first Tuesday following May 30 and, as a result, a 53rd week is added every five or six years. The fiscal years ended June 5, 2007 and May 31, 2005 each contained 52 weeks. Fiscal year 2006 contained 53 weeks. The first three quarters of fiscal 2006 each contained 13 weeks and the fourth quarter contained 14 weeks. In fiscal 2006, the 53rd week added $24.5 million to restaurant sales and operating revenue and $0.04 to diluted earnings per share in our Consolidated Statement of Income.

Cash and Short-Term Investments
Our cash management program provides for the investment of excess cash balances in short-term money market instruments. Short-term investments are stated at cost, which approximates market value. We consider amounts receivable from credit card companies and marketable securities with a maturity of three months or less when purchased to be short-term investments.

Inventories
Inventories consist of food, supplies, china and silver and are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment and Depreciation
Property and equipment is valued at cost. Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of depreciable assets generally range from three to 35 years for buildings and improvements and from three to 15 years for restaurant and other equipment.

Pre-Opening Expenses
Salaries, personnel training costs, pre-opening rent, and other expenses of opening new facilities are charged to expense as incurred.

Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over the fair market value of assets of businesses acquired. RTI currently has goodwill totaling $16.9 million recorded from our predecessor's acquisition of the Ruby Tuesday concept in 1982 and acquisitions of the Tampa, New York, Northern California, and Michiana franchise partnerships. No goodwill was recorded as part of the purchase price allocations associated with fiscal 2007 franchise partnership acquisitions. See Note 3 to the Consolidated Financial Statements for more information on RTI's fiscal 2007 franchise partnership acquisitions.

The changes in the carrying amount of goodwill are as follows (in thousands):

Balance at May 31, 2005	$ 17,017
Acquisitions	-
Disposals and other	-
Balance at June 6, 2006	17,017
Acquisitions	**-**
Disposals and other	**(82)**
Balance at June 5, 2007	**$ 16,935**

Other intangible assets consist of pensions, trademarks, and reacquired franchise rights. The reacquired franchise rights were acquired as part of those franchise partnership acquisitions completed after October 2004, the effective date of Emerging Issues Task Force ("EITF") Issue No. 04-1, "Accounting for Pre-existing Relationships between the Parties to a Business Combination" ("EITF 04-1"). EITF 04-1 applies when two parties that have a pre-existing contractual relationship enter into a business combination. See Note 3 to the Consolidated Financial Statements for more information on the allocation of purchase price applied to each of RTI's franchise partnership acquisitions in fiscal 2007.

Amortization expense of other intangible assets for each of fiscal 2007, 2006, and 2005 totaled $0.4 million, $0.4 million, and $0.1 million, respectively. We amortize trade and service marks on a straight-line basis over the life of the trade and service marks, typically ten years. We amortize reacquired franchise rights on a straight-line basis over the remaining term of the franchise operating agreements, which varies by restaurant. The weighted average amortization period of reacquired franchise rights is 9.9 years. Amortization expense for each of the next five years is expected to be $0.4 million for each of fiscal 2008 and 2009, and $0.3 million for each of fiscal 2010 through 2012.

Other intangible assets which are included in other assets in the Consolidated Balance Sheets consist of the following (in thousands):

	2007		2006	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Pensions	**$ 0**	**$ 0**	$ 2,055	$ 0
Trademarks	**1,577**	**820**	1,526	674
Reacquired franchise rights	**2,648**	**428**	1,121	137
	$ 4,225	**$ 1,248**	$ 4,702	$ 811

See Note 8 to the Consolidated Financial Statements for further discussion on our pension plans.

Fair Value of Financial Instruments

Our financial instruments at June 5, 2007 and June 6, 2006 consisted of cash and short-term investments, accounts receivable and payable, Deferred Compensation Plan investments, notes receivable, long-term debt, franchise partnership guarantees, and letters of credit. The fair values of cash and short-term investments and accounts receivable and payable approximated carrying value because of the short-term nature of these instruments. Ruby Tuesday common stock held by the Deferred Compensation Plan, which is included in shareholders' equity, is recorded at cost. Other investments held by the Deferred Compensation Plan are stated at fair value.

The carrying amounts and fair values of our other financial instruments subject to fair value disclosures are as follows (in thousands):

	2007		2006	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Deferred Compensation Plan investment in RTI common stock	**$ 3,861**	**$ 10,358**	$ 4,428	$ 12,191
Notes receivable, gross	**18,405**	**19,171**	29,628	31,151
Long-term debt and capital leases	**514,338**	**509,748**	377,100	370,703
Franchise partnership guarantees	**1,222**	**1,251**	732	763
Letters of credit	**0**	**151**	0	164

We estimated the fair value of common stock, notes receivable, debt, franchise partnership guarantees and letters of credit using market quotes and present value calculations based on market rates.

Guarantees
The Company accounts for certain guarantees in accordance with FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34" ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of certain obligations undertaken.

As discussed in Note 10 to the Consolidated Financial Statements, RTI's third-party guarantees generally consist of franchise partnership guarantees and divestiture guarantees. The divestiture guarantees all arose prior to the adoption of FIN 45 and, unless modified, are exempt from its requirements. Most of the franchise partnership guarantees, which generally relate to our partial guarantees of certain third party debt, arose or were modified after FIN 45's effective date. The potential amount of future payments to be made under these agreements is discussed in Note 10. We record our guaranty liabilities under these agreements based on estimated fair values, which generally are equal to the consideration we receive for providing the guarantees.

Revenue Recognition
Revenue from restaurant sales is recognized when food and beverage products are sold. Deferred revenue-gift cards primarily represents the Company's liability for gift cards that have been sold, but not yet redeemed, and is recorded at the expected redemption value. When the gift cards are redeemed, the Company recognizes restaurant sales and reduces the deferred revenue. The Company recognizes dormancy fees as a component of "Other restaurant operating costs" in the Consolidated Statements of Income.

Franchise development and license fees received are recognized when we have substantially performed all material services and the restaurant has opened for business. Franchise royalties (generally 4% of monthly sales) are recognized as franchise revenue on the accrual basis. Advertising amounts received from domestic franchisees are considered by RTI to be reimbursements, recorded on an accrual basis when earned, and have been netted against selling, general and administrative expenses in the Consolidated Statements of Income.

Allowance for Doubtful Notes
We follow a systematic methodology each quarter in our analysis of franchise and other notes receivable in order to estimate losses inherent at the balance sheet date. A detailed analysis of our loan portfolio involves reviewing the terms, note amounts, and other relevant information for each significant borrower. Based on the results of the analysis, the allowance for doubtful notes is adjusted as appropriate. See Note 4 to the Consolidated Financial Statements for more information on our notes receivable and our allowance for doubtful accounts.

We recognize interest income on notes receivable when earned which sometimes precedes collection. A number of our franchise notes did allow for the deferral of interest during the first one to three years. It is our policy to cease accruing interest income and recognize interest on a cash basis when we determine that the collection of interest or principal is doubtful.

Deferred Escalating Minimum Rent
Certain of the Company's operating leases contain predetermined fixed escalations of the minimum rentals during the term of the lease, which includes option periods where failure to exercise such options would result in an economic penalty. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease, beginning with the point at which the Company obtains control and possession of the leased properties, and records the difference between the amounts charged to operations and amounts paid as deferred escalating minimum rent. Any lease incentives received by the Company are deferred and subsequently amortized over a straight-line basis over the life of the lease as a reduction of rent expense.

Impairment of Long-Lived Assets
We review our long-lived assets related to each restaurant to be held and used in the business, including any allocated intangible assets subject to amortization, quarterly for impairment, or whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. We evaluate restaurants based upon cash flows as our primary indicator of impairment. Based on the best information available, we write down an impaired restaurant to its fair value based upon estimated future discounted cash flows. In addition, when we decide to close a restaurant it is reviewed for impairment and depreciable lives are adjusted. The impairment evaluation is based on the estimated cash flows from continuing use through the expected disposal date and the expected terminal value.

We record impairment charges related to an investment in an unconsolidated franchise partnership whenever circumstances indicate that a decrease in the value of an investment has occurred that is other than temporary. Our impairment test for goodwill consists of a comparison of its implied fair value with its carrying amount. Implied fair value is based on the estimated price a willing buyer would pay for the asset.

Based upon our reviews in fiscal 2007, 2006, and 2005, we recorded impairments of $0.6 million, $1.5 million, and $0.6 million, respectively. The majority of these charges were incurred for restaurant impairments.

The impairment charges discussed above are included as a component of other restaurant operating costs in the Consolidated Statements of Income and are included with loss/(gain) on disposition of assets, net of impairments, in the Consolidated Statements of Cash Flows.

Refranchising Gains (Losses)
Refranchising gains (losses), included in other restaurant operating costs, include gains or losses on sales of restaurants to franchisees. All direct costs associated with refranchising are included in the calculation of the gain or loss. Upon making the decision to sell a restaurant to a franchisee, the restaurant is reclassified to assets held for sale at the lower of book value or fair market value less cost to sell and any anticipated loss is immediately recognized. When the sale occurs, any loss not previously recognized is recorded concurrently with the sale. Any gains to be recognized are recorded when the sale closes. During fiscal 2007, we recognized a pre-tax gain of $0.4 million on the sale of four restaurants to RT Western Missouri Franchise, LP ("RT Western Missouri") and recognized a negligible loss on the sale of two restaurants to RT St. Louis Franchise, LP ("RT St. Louis"). A further description of these transactions is provided in Note 3 to the Consolidated Financial Statements. There were no refranchising gains or losses for fiscal 2006 or 2005.

Marketing Costs
Except for television and radio advertising production costs which we expense when the advertisement is first shown, we expense marketing costs as incurred. Marketing expenses, net of franchise reimbursements, which are included in selling, general and administrative expense on the Consolidated Statements of Income, totaled $49.1 million, $45.6 million, and $24.9 million for fiscal 2007, 2006, and 2005, respectively.

Income Taxes
Deferred income taxes are determined utilizing the asset and liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share
Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during each period presented. Diluted earnings per share gives effect to restricted stock and options outstanding during the

applicable periods. The stock options and restricted shares included in diluted weighted average shares outstanding totaled 0.4 million, 0.8 million, and 1.0 million, for fiscal 2007, 2006, and 2005, respectively. Unvested restricted shares and unexercised employee stock options to purchase approximately 5.2 million, 3.6 million, and 2.0 million shares of our common stock for fiscal 2007, 2006, and 2005, respectively, did not impact the computation of diluted earnings per share because their inclusion would have had an anti-dilutive effect.

Stock-Based Employee Compensation Plans

In the first quarter of fiscal 2007, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123(R)" or the "Statement") which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), supersedes APB 25, "Accounting for Stock Issued to Employees", and related interpretations and amends SFAS No. 95, "Statement of Cash Flows" using the modified version of prospective application. SFAS 123(R) requires that compensation cost relating to share-based payment transactions, including grants of employee stock options or restricted stock, be recognized in financial statements. The cost is measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance based awards, share appreciation rights, and employee share purchase plans.

In accordance with the FASB Staff Position SFAS 123(R) – 3, "Transition Election to Accounting for the Tax Effects of Share-Based Payment Awards", the Company has elected the alternative transition method to calculate the beginning balance of the pool of excess tax benefits. The beginning balance of excess tax benefits was calculated as the sum of all net increases in additional paid-in capital related to tax benefits from share-based employee compensation, less the incremental tax effect of share-based compensation costs that would have been recognized if the fair value recognition provisions of SFAS 123 had been used to account for share-based compensation costs.

See Note 9 to the Consolidated Financial Statements for further discussion regarding the Company's stock-based employee compensation plans.

Comprehensive Income

Comprehensive income includes net income adjusted for certain revenue, expenses, gains and losses that are excluded from net income in accordance with U.S. generally accepted accounting principles, such as adjustments to the minimum pension liability and, when applicable, interest rate swaps. Comprehensive income is shown as a separate component in the Consolidated Statements of Shareholders' Equity and Comprehensive Income.

Segment Reporting

Operating segments are components of an enterprise about which separate financial information is available that is reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We aggregate similar operating segments into a single reportable operating segment if the businesses are considered similar under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." We consider our restaurant and franchising operations as similar and have aggregated them.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Standards Adopted in Fiscal 2007

In September 2006, the FASB issued Statement No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132R" ("SFAS 158"). SFAS 158 requires an entity to recognize in its statement of financial condition the funded status of its defined benefit pension and postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 also requires an entity to recognize changes in the funded status of defined benefit pension and postretirement plans within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006 (RTI's current fiscal year).

We adopted SFAS 158 on June 5, 2007. See Note 8 to the Consolidated Financial Statements for discussion of the impact of adoption on our Consolidated Financial Statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the

Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006 (RTI's current fiscal year). The adoption of SAB 108 did not have a material impact on our Consolidated Financial Statements.

Recently Issued Accounting Pronouncements Not Yet Adopted
In June 2006, the FASB ratified the consensus reached by the EITF on EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" ("EITF 06-3"). A consensus was reached that entities may adopt a policy of presenting sales taxes in the income statement on either a gross or net basis. If taxes are significant, an entity should disclose its policy of presenting taxes and the amounts of taxes. This guidance is effective for periods beginning after December 15, 2006 (fiscal 2008 for RTI). The Company presents sales taxes collected from customers on a net basis. The Company does not expect the adoption of EITF 06-3 to impact our method for presenting sales taxes in our Consolidated Financial Statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 is effective for fiscal years beginning after December 15, 2006 (fiscal 2008 for RTI), with early adoption permitted. We do not believe the adoption of FIN 48 will have a significant impact on our Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (fiscal 2009 for RTI), and interim periods within those fiscal years. The Company is currently assessing the impact of the adoption of this statement.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007 (fiscal 2009 for RTI). The Company is currently assessing the impact of the adoption of this statement.

In March 2007, the FASB ratified the consensus reached by the EITF on Issue No. 06-10 ("EITF 06-10"), "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements". EITF 06-10 provides guidance on an employers' recognition of a liability and related compensation costs for collateral assignment split-dollar life insurance arrangements that provide a benefit to an employee that extends into postretirement periods and the asset in collateral assignment split-dollar life insurance arrangements. The effective date of EITF 06-10 is for fiscal years beginning after December 15, 2007 (fiscal 2009 for RTI). We are currently evaluating the impact of EITF 06-10 on our Consolidated Financial Statements.

In June 2007, the FASB ratified the consensus reached by the EITF on Issue No. 06-11 ("EITF 06-11"), "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF 06-11 requires that the tax benefit related to dividend or dividend equivalents paid on equity-classified awards, which are expected to vest, be recorded as an increase to additional paid-in capital. EITF 06-11 is to be applied prospectively for tax benefits on dividends declared in fiscal years beginning after December 15, 2007, and we expect to adopt the provisions of EITF 06-11 beginning in the first quarter of fiscal 2009. We are currently evaluating the impact of EITF 06-11 on our Consolidated Financial Statements.

2. Franchise Programs

As of June 5, 2007, RTI's franchise programs included arrangements with 46 franchise groups, including 16 franchise partnerships (franchises in which we have a 1% or 50% ownership) which collectively operated 154 Ruby Tuesday restaurants, and 30 traditional domestic and international franchisees which collectively operated 99 Ruby Tuesday restaurants. We do not own any equity interest in our traditional franchisees. As of June 5, 2007, nine of our 16 franchise partnerships were 50%-owned and collectively operated 106 Ruby Tuesday restaurants. We own 1% of the remaining seven franchise partnerships, which as of that same date collectively operated 48 Ruby Tuesday restaurants.

We enter into development agreements with our franchisees that require them to open varying numbers of Ruby Tuesday restaurants. During fiscal 2007, 2006, and 2005, Ruby Tuesday franchisees opened and/ or acquired from RTI, 35, 32, and 27 restaurants, respectively, pursuant to development agreements, as follows:

Fiscal Year	Franchise Partnerships	Other Domestic	International	Total
2007	16*	9	10	35
2006	19	3	10	32
2005	17	5	5	27

* Includes seven Ruby Tuesday restaurants acquired from the Company.

In conjunction with these openings, we recognized development and licensing fee income totaling $1.0 million in fiscal 2007, and $0.8 million in each of fiscal 2006 and 2005.

Deferred development and licensing fees associated with all franchisees totaled $2.9 million at both June 5, 2007 and June 6, 2006. We will recognize these fees as income when we have substantially performed all material services and the restaurant has opened for business.

As part of the franchise partnership program, RTI sponsors and serves as partial guarantor for certain credit facilities to assist franchise partnerships with new restaurant development, working capital and operational cash flow requirements. See Note 10 to the Consolidated Financial Statements for more information on these programs.

3. Franchise Acquisitions and Dispositions

Between fiscal 1997 and fiscal 2002, we sold 124 Ruby Tuesday restaurants to our franchises, 65 of which are currently operated by certain of the 16 franchise partnerships, and 15 restaurants by traditional domestic franchises. The remaining 44 restaurants, including restaurants previously sold to five former franchise partnerships between fiscal 1998 and 2000, were reacquired in fiscal 2005 and 2007, or closed. The restaurants currently operated by franchise partnerships and traditional franchisees are subject to various franchise agreements. Included in our Consolidated Balance Sheets are notes receivable from certain franchise partnerships, which generally arose as a part of the consideration received when Company-owned restaurants were re-franchised. See Note 4 to the Consolidated Financial Statements for more information.

In August 2006, we sold two restaurants to RT St. Louis Franchise, LP ("RT St. Louis") for $1.0 million. The sale of these two restaurants had a negligible impact on net income. Also in August 2006, in conjunction with the previously described sale, RT St. Louis began leasing a third restaurant from RTI.

In January 2007, we sold four restaurants, located in Arkansas, to RT Western Missouri Franchise, LP ("RT Western Missouri") for $6.5 million. The sale of these four restaurants resulted in a pre-tax gain of $0.4 million.

In conjunction with a previously announced strategy to acquire certain franchisees in the Eastern United States, RTI, through its subsidiaries, acquired the remaining 50% of the partnership interests of both RT Orlando Franchise, LP ("RT Orlando") and RT South Florida Franchise, LP ("RT South Florida"), thereby increasing its ownership to 100% of these partnerships. RT Orlando, previously a franchise partnership with 17 restaurants in Florida, was acquired in July 2006 for a total cash purchase price of $3.0 million. RT South Florida, previously a franchise partnership with 11 Ruby Tuesday restaurants, was acquired in December 2006 for a total cash purchase price of $1.7 million. Our Consolidated Financial Statements reflect the results of operations of these acquired restaurants subsequent to the dates of acquisition.

These transactions were accounted for as step acquisitions using the purchase method as defined in SFAS No. 141, "Business Combinations." For RT Orlando, the purchase price was allocated to the fair value of property and equipment of $7.0 million, long-term debt and capital leases of $4.3 million, and other net assets of $0.3 million. RT Orlando had total debt and capital leases of $8.7 million at the time of acquisition, none of which was payable to RTI. For RT South Florida, the purchase price was allocated to the fair value of property and equipment of $5.8 million, long-term debt and capital leases of $3.7 million, and other net liabilities of $0.4 million. RT South Florida had total debt and capital leases of $7.5 million at the time of acquisition, none of which was payable to RTI. In addition to recording the amounts discussed above, RTI reclassified its investments in RT Orlando and RT South Florida to account for the remainder of the assets and liabilities, which are now fully recorded within the Consolidated Balance Sheet of RTI.

Subsequent to year-end, in June 2007, RTI, through its subsidiaries, acquired the remaining partnership interests of RT West Palm Beach Franchise, LP ("RT West Palm Beach"), which had been 50%-owned. RT West Palm Beach operated 11 Ruby Tuesday restaurants as of June 5, 2007. See Note 11 to the Consolidated Financial Statements for more information regarding this transaction.

4. Accounts and Notes Receivable

Accounts and notes receivable – current consist of the following (in thousands):

	2007	2006
Rebates receivable	$ 938	$ 1,093
Amounts due from franchisees	3,772	4,229
Other receivables	7,457	4,302
Current portion of notes receivable, net of allowance for doubtful accounts and equity method losses totaling $157 in in 2007 and $585 in 2006	2,606	2,396
	$ 14,773	$ 12,020

The Company negotiates purchase arrangements, including price terms, with designated and approved suppliers on behalf of RTI and the franchise system. We receive various volume discounts and rebates based on purchases for our Company-owned restaurants from numerous suppliers.

Amounts due from franchisees consist of royalties, license and other miscellaneous fees, almost all of which represent the prior month's billings. Also included in this amount is the current portion of the straight-lined rent receivable from franchise sublessees and the amount to be collected in exchange for RTI's guarantees of certain franchise partnership debt.

Other receivables at June 5, 2007 primarily consist of insurance proceeds associated with a dram shop liability case settled before but not paid until after year-end. The offsetting liability is included in insurance within the accrued liabilities section of the Consolidated Balance Sheet. See Note 10 to the Consolidated Financial Statements for more information. Included in other receivables at June 6, 2006 are insurance proceeds due from Hurricane Katrina claims ($1.9 million). These proceeds were collected in fiscal 2007.

Notes receivable consist of the following (in thousands):

	2007	2006
Notes receivable from domestic franchisees	$ 17,413	$ 28,632
Other	992	996
	18,405	29,628
Less current maturities, net (included in accounts and notes receivable)	2,606	2,396
	15,799	27,232
Less allowances for doubtful notes and equity method losses	6,587	6,223
Total notes receivable, net -- noncurrent	$ 9,212	$ 21,009

Notes receivable from franchise partnerships generally arise when Company-owned restaurants are sold to new franchise partnerships ("re-franchised"). These notes, when issued at the time of commencement of the franchise partnership's operations, generally allowed for deferral of interest during the first one to three years and required only the payment of interest for up to six years from the inception of the note.

Fifteen franchisees operating as of June 5, 2007 received acquisition financing from RTI as part of the re-franchising transactions. The amounts financed by RTI approximated 37% of the original purchase prices. Nine of these fifteen franchisees have paid their notes in full as of June 5, 2007.

Our notes receivable from domestic franchisees generally allow for deferral of interest during the first one to three years and require the payment of interest only for up to six years from the inception of the note and generally require the payment of principal and interest over the next five years. During fiscal 2007, we restructured a note due from one of our international franchisees. The note had a balance of $1.0 million as of June 5, 2007 and was originally set to mature in March 2007. The restructured note will now mature in March 2009.

During fiscal 2006, we restructured three notes, one of which was a $1.3 million note which had been set to mature in January 2006. The restructured note will now mature in January 2009. The other two notes, which had a combined balance of $2.7 million as of June 5, 2007, were amended such that they will now mature two years later than previously anticipated.

After consideration of these restructurings, as of June 5, 2007, all the domestic and international franchisees were making interest and/or principal payments on a monthly basis in accordance with the terms of these notes. All of the re-franchising notes accrue interest at 10.0% per annum.

The allowance for doubtful notes represents our best estimate of losses inherent in the notes receivable at the balance sheet date. During fiscal 2007, we decreased the reserve $0.2 million while during fiscal 2006 and 2005, we increased the reserve $2.0 million and $0.6 million, respectively, based on our estimate of the extent of those losses. At June 5, 2007 the allowance for doubtful notes was $5.4 million. Included in the allowance for doubtful notes is $3.5 million allocated to the $10.5 million of debt due from five franchisees that, for the most recent reporting period, have either reported coverage ratios below the required levels with certain of their third party debt, or reported ratios above the required levels but for an insufficient amount of time.

Included in the allowance for doubtful notes at June 5, 2007 is $1.2 million, which represents RTI's portion of the equity method losses of three of our 50%-owned franchise partnerships which was in excess of our recorded investment in those partnerships. As discussed in Note 11 to the Consolidated Financial Statements, in June 2007, we transferred back our 49% additional interest in one franchise partnership to the franchisee. Of the equity method losses shown above, $1.0 million related to this franchise partnership.

Scheduled repayments of notes receivable at June 5, 2007 are as follows (in thousands):

2008	$ 2,763
2009	5,585
2010	2,383
2011	2,071
2012	941
Subsequent years	4,662
	$ 18,405

5. Property, Equipment and Operating Leases

Property and equipment, net, is comprised of the following (in thousands):

	2007	2006
Land	**$ 205,647**	$ 193,180
Buildings	**429,721**	398,441
Improvements	**425,498**	374,065
Restaurant equipment	**294,810**	274,835
Other equipment	**99,911**	93,495
Construction in progress	**55,968**	74,634
	1,511,555	1,408,650
Less accumulated depreciation and amortization	**478,219**	424,523
	$ 1,033,336	$ 984,127

Approximately 55% of our 680 restaurants are located on leased properties. Of these, approximately 57% are land leases only; the other 43% are for both land and building. The initial terms of these leases expire at various dates over the next 20 years. These leases may also contain required increases in minimum rent at varying times during the lease term and have options to extend the terms of the leases at a rate that is included in the original lease agreement. Most of our leases require the payment of additional (contingent) rent that is based upon a percentage of restaurant sales above agreed upon sales levels for the year. These sales levels vary for each restaurant and are established in the lease agreements. We recognize contingent rental expense (in annual as well as interim periods) prior to the achievement of the specified target that triggers the contingent rental expense, provided that achievement of that target is considered probable.

The following is a schedule by year of future minimum lease payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of June 5, 2007 (in thousands):

2008	$ 44,876
2009	41,993
2010	37,442
2011	33,668
2012	31,531
Subsequent years	243,315
Total minimum lease payments	$ 432,825

As discussed in Note 3 to the Consolidated Financial Statements, RTI, through its subsidiaries, acquired the remaining 50% of the partnership interests of RT Orlando in July 2006 and RT South Florida in December 2006. In connection with these acquisitions, RTI recorded the property and equipment, and related obligations under operating and capital leases associated with these franchise partnerships. Among the restaurants which RT Orlando and RT South Florida leased were several which had been sub-leased from RTI.

During the last several years we sold various restaurants to franchise partnerships and Specialty Restaurant Group, LLC ("SRG"), a limited liability company. Many of the restaurants were leased restaurants, which we then sub-leased to the franchise partnerships or SRG. The following schedule shows the future minimum sub-lease payments contractually due from franchisees, SRG and others for the next five years and thereafter under noncancelable sub-lease agreements (in thousands):

	Franchisees	**SRG/Tia's**	**Others**	**Total**
2008	$ 4,221	$ 1,477	$ 406	$ 6,104
2009	3,876	1,128	265	5,269
2010	3,139	700	269	4,108
2011	2,790	385	254	3,429
2012	2,330	129	127	2,586
Subsequent years	6,825	459	99	7,383
Total minimum sub-lease payments	$ 23,181	$ 4,278	$ 1,420	$ 28,879

On November 20, 2000, the Company completed the sale of all 69 of its American Cafe (including L&N Seafood) and Tia's Tex-Mex ("Tia's") restaurants to SRG. RTI remains primarily liable on certain American Cafe and Tia's leases that were subleased to SRG and contingently liable on others. SRG, on December 10, 2003, sold its 28 Tia's restaurants to an unrelated entity and, as part of the transaction, further subleased certain Tia's properties. During the fiscal quarter ended December 5, 2006, the third party to whom SRG had sold the Tia's restaurants declared Chapter 7 bankruptcy.

During fiscal 2006, RTI learned that SRG had defaulted on, or was late at least once in paying monthly rent on, a number of its restaurant leases for which RTI has primary liability. On January 2, 2007, the Company learned that SRG closed 20 restaurants. SRG filed for Chapter 11 bankruptcy on February 14, 2007.

See Note 10 to the Consolidated Financial Statements for more information regarding our liability with respect to the SRG and Tia's leases.

The following table summarizes our minimum and contingent rent expense and our sublease rental income under our operating leases (in thousands):

	2007	2006	2005
Minimum rent	**$ 45,924**	$43,853	$40,070
Contingent rent	**2,955**	2,891	2,323
Sublease rental income	**(8,197)**	(11,338)	(13,473)
	$40,682	$35,406	$28,920

6. Long-Term Debt and Capital Leases

Long-term debt and capital lease obligations consist of the following (in thousands):

	2007	2006
Revolving credit facility	**$ 347,000**	$ 212,800
Unsecured senior notes:		
Series A, due April 2010	**85,000**	85,000
Series B, due April 2013	**65,000**	65,000
Mortgage loan obligations	**17,073**	13,863
Capital lease obligations	**265**	437
	514,338	377,100
Less current maturities	**1,779**	1,461
	$ 512,559	$ 375,639

Annual maturities of long-term debt and capital lease obligations at June 5, 2007 are as follows (in thousands):

2008	$ 1,779
2009	1,799
2010	86,868
2011	1,942
2012	348,699
Subsequent years	73,251
	$ 514,338

On April 3, 2003, RTI issued notes totaling $150.0 million through a private placement of debt (the "Private Placement"). The Private Placement consists of $85.0 million with a fixed interest rate of 4.69% (the "Series A Notes") and $65.0 million with a fixed interest rate of 5.42% (the "Series B Notes"). The Series A Notes and Series B Notes mature on April 1, 2010 and April 1, 2013, respectively.

On November 19, 2004, RTI entered into a five-year revolving credit agreement (the "Credit Facility") under which we could borrow up to $300.0 million. The Credit Facility was obtained for general corporate purposes. The terms of the Credit Facility, before amendment, provided for a $20.0 million swingline sub-commitment and a $40.0 million sub-limit for letters of credit.

On February 28, 2007, RTI entered into an amendment and restatement of its Credit Facility such that the aggregate amount we may borrow increased to $500.0 million. This amount includes a $50.0 million subcommitment for the issuance of standby letters of credit and a $50.0 million subcommitment for swingline loans. The Credit Facility contains an additional provision permitting RTI to increase the aggregate amount of the Credit Facility by an additional amount up to $100.0 million. Proceeds from the additional capacity can be used for general corporate purposes, including additional capital expenditures and share repurchases. The Credit Facility will mature on February 23, 2012.

Under the Credit Facility, interest rates charged on borrowings can vary depending on the interest rate option we choose to utilize. Our options for the rate are the Base Rate or an adjusted LIBO Rate plus an applicable margin. The Base Rate is defined to be the higher of the issuing bank's prime lending rate or the Federal Funds rate plus 0.5%. The applicable margin is zero percent for the Base Rate loans and a percentage ranging from 0.5% to 1.0% for the LIBO Rate-based option. We pay commitment fees quarterly ranging from 0.1% to 0.2% on the unused portion of the Credit Facility.

Under the terms of the Credit Facility, we had borrowings of $347.0 million with an associated floating interest rate of 5.95% at June 5, 2007. As of June 6, 2006, we had $212.8 million outstanding with an associated floating rate of interest of 6.02%. After consideration of letters of credit outstanding, the Company had $133.4 million available under the Credit Facility as of June 5, 2007.

Both the Credit Facility and the notes issued in the Private Placement contain various restrictions, including limitations on additional debt, the payment of dividends and limitations regarding funded debt, minimum net worth, and minimum fixed charge coverage ratio. The Company is currently in compliance with its debt covenants.

In conjunction with the RT Orlando and RT South Florida franchise acquisitions described further in Note 3 to the Consolidated Financial Statements, RTI acquired, directly and through its subsidiaries, the remaining 50% partnership interests of RT Orlando and RT South Florida, including the assumption of long-term debt and capital leases associated with these franchise partnerships. Included in the debt assumed from these two franchise partnerships were loans totaling $8.5 million, which were retired in fiscal 2007.

As discussed further in Note 11 to the Consolidated Financial Statements, in June 2007, RTI acquired, directly and through its subsidiaries, the remaining 50% partnership interests of RT West Palm Beach, including the assumption of related long-term debt and capital leases associated with this franchise partnership.

We capitalized interest expense related to restaurant construction totaling $1.5 million, $2.2 million, and $2.2 million in fiscal 2007, 2006, and 2005, respectively.

7. Income Taxes

Income tax expense includes the following components (in thousands):

	2007	2006	2005
Current:			
Federal	**$ 46,727**	$ 46,477	$ 42,708
State	**7,171**	5,342	4,198
Foreign	**106**	101	101
	54,004	51,920	47,007
Deferred:			
Federal	**(10,799)**	(2,811)	4,498
State	**(2,475)**	872	1,143
	(13,274)	(1,939)	5,641
	$ 40,730	$ 49,981	$ 52,648

Deferred tax assets and liabilities are comprised of the following (in thousands):

	2007	2006
Deferred tax assets:		
Employee benefits	**$25,078**	$19,146
Escalating minimum rents	**16,669**	15,760
Insurance reserves	**6,780**	6,383
SRG lease settlement reserves	**1,478**	
Gift certificate income	**1,210**	966
Deferred development fees	**1,152**	1,139
Closed restaurant reserves	**734**	1,099
State net operating losses	**668**	367
Allowance for doubtful notes	**331**	671
Other	**3,964**	2,834
Total deferred tax assets	**58,064**	48,365
Deferred tax liabilities:		
Depreciation	**83,294**	87,691
Prepaid deductions	**3,087**	2,551
Partnership investments	**1,022**	2,044
Other	**2,929**	3,463
Total deferred tax liabilities	**90,332**	95,749
Net deferred tax liability	**$32,268**	$47,384

We believe it is more likely than not that future tax deductions attributable to our deferred tax assets will be realized and therefore no valuation allowance has been recorded.

At June 5, 2007, the Company had state net operating loss carryforwards of approximately $15.0 million which expire at varying times between fiscal 2008 and 2026.

A reconciliation from the statutory federal income tax expense to the reported income tax expense is as follows (in thousands):

	2007	2006	2005
Statutory federal income taxes	**$46,339**	$52,836	$54,231
State income taxes, net of federal income tax benefit	**3,052**	4,039	3,472
Tax credits	**(7,186)**	(6,089)	(4,418)
Other, net	**(1,475)**	(805)	(637)
	$40,730	$49,981	$52,648

8. Retirement Benefits

Adoption of SFAS 158

As discussed in Note 1 to the Consolidated Financial Statements, we adopted SFAS 158 effective with our June 5, 2007 financial statements. We are in a net under-funded position for our pension and postretirement medical and life benefits plans and therefore recognized incremental retirement benefit liabilities upon adoption.

The new rules will also require companies to measure benefit plan assets and liabilities as of the balance sheet date for financial reporting purposes, eliminating the alternative approach of using a measurement date up to 90 days prior to the balance sheet date. The effective date for this change is delayed until our fiscal 2009. We currently use a March 31 measurement date and will adopt a fiscal year end measurement date in 2009 as required. Adopting the new measurement date will require a one-time adjustment to retained earnings per the transition guidance in SFAS 158. None of the changes prescribed by SFAS 158 will impact our results of operations or cash flows.

The incremental effects of adopting the provisions of SFAS 158 on our Consolidated Balance Sheet at June 5, 2007 are presented as follows (amounts in thousands). The adoption of SFAS 158 had no impact on the Consolidated Statement of Income.

	Before Application of SFAS 158	**Adjustments**	**After Application of SFAS 158**
Deferred income taxes	$ 2,966	$ 1,873	$ 4,839
Intangible asset	1,728	(1,728)	0
Total assets	1,229,711	145	1,229,856
Other deferred liabilities	(74,291)	(2,991)	(77,282)
Total liabilities	(787,539)	(2,991)	(790,530)
Accumulated other comprehensive loss	7,190	2,846	10,036
Total shareholders' equity	(442,172)	2,846	(439,326)
Total liabilities and shareholders' equity	(1,229,711)	(145)	(1,229,856)

Pension and Postretirement Medical and Life Benefits

We sponsor three defined benefit pension plans for active employees and offer certain postretirement benefits for retirees. A summary of each of these is presented below.

Retirement Plan

RTI, along with Morrison Fresh Cooking, Inc. (which was subsequently purchased by Piccadilly Cafeterias, Inc., "Piccadilly") and Morrison Health Care, Inc. (which was subsequently purchased by Compass Group, PLC, "Compass"), has sponsored the Morrison Restaurants Inc. Retirement Plan (the "Retirement Plan"). Effective December 31, 1987, the Retirement Plan was amended so that no additional benefits would accrue and no new participants may enter the Retirement Plan after that date.

Participants receive benefits based upon salary and length of service. Certain responsibilities involving the administration of the Retirement Plan, until recently, have been shared by each of the three companies.

On October 29, 2003, Piccadilly announced that it had filed for Chapter 11 protection in the United States Bankruptcy Court. Piccadilly withdrew as a sponsor of the Retirement Plan, with court approval, on March 4, 2004. See Note 10 to the Consolidated Financial Statements for further discussion of the Piccadilly bankruptcy, including the subsequent sale of Piccadilly, and its impact on our defined benefit pension plans.

Assets and obligations attributable to Morrison Health Care, Inc. participants, as well as participants formerly with Morrison Fresh Cooking, Inc., who were allocated to Compass following the bankruptcy, were spun out of the Retirement Plan effective June 30, 2006. Following Compass's withdrawal, RTI remained the sole sponsor of the Retirement Plan.

Minimum funding for the Retirement Plan is determined in accordance with the guidelines set forth in employee benefit and tax laws. From time to time we may contribute additional amounts as we deem appropriate. Based on calculations received from our actuary, we estimate that we will make contributions of $0.4 million to the Retirement Plan in fiscal 2008.

The Retirement Plan's assets are held in trust and were allocated as follows on March 31, 2007 and 2006, the measurement dates:

	Target Allocation	2007 Allocation	2006 Allocation
Equity securities	60-80%	70%	73%
Fixed income securities	20-40%	19%	15%
Cash and cash equivalents	0%	11%	12%
Total	100%	100%	100%

Retirement Plan fiduciaries set investment policies and strategies for the Retirement Plan's trust. The primary investment objectives are to maximize total return within a prudent level of risk, focus on a 3-5 year time horizon, fully diversify investment holdings, and meet the long-term return target selected as an actuarial assumption (currently 8%). The Retirement Plan's fiduciaries oversee the investment allocation process, which includes selecting investment managers, commissioning periodic asset-liability studies, setting long-term strategic targets and monitoring asset allocations. Target allocation ranges are guidelines, not limitations, and occasionally the Retirement Plan's fiduciaries will approve allocations above or below a target range.

Under the terms of the investment policy statement, equity securities can include both domestic and international securities. To be fully invested, the trust's equity portfolio should not contain any domestic stock with value in excess of 10% of the total and the aggregate amount of the international equities should not exceed 30% of the total. The goal of the fixed income portfolio is to provide a return exceeding inflation over an investment horizon spanning 5-10 years without exposure to excessive interest rate or credit rate risk. Investments should be primarily U.S. Treasury or Government Agency securities and investment-grade corporate bonds at the time of purchase. Investment grade bonds will include securities rated at least BBB by Standard & Poor's or the equivalent Moody's index. Any single non-government issue is limited to 10% of the portfolio.

Executive Supplemental Pension Plan and Management Retirement Plan
Under these unfunded defined benefit pension plans, eligible employees earn supplemental retirement income based upon salary and length of service, reduced by social security benefits and amounts otherwise receivable under other specified Company retirement plans. Effective June 1, 2001, the Management Retirement Plan was amended so that no additional benefits would accrue and no new participants may enter the plan after that date. As with the Retirement Plan discussed above, Piccadilly withdrew as a sponsor of these two unfunded pension plans, with court approval, on March 4, 2004.

The ultimate amount of Piccadilly liability which RTI will absorb relative to all three defined benefit pension plans will not be known until the completion of Piccadilly's bankruptcy proceedings. This amount could be higher or lower than the amounts accrued based on management's estimate at June 5, 2007.

Although considered to be unfunded, we own whole-life insurance contracts in order to provide a source of funding for benefits due under the terms of the Executive Supplemental Pension Plan and the Management Retirement Plan. Benefits payable under these two plans are paid from a rabbi trust which holds the insurance contracts. The Company will on occasion contribute additional amounts into the rabbi trust in the event of a liquidity shortfall. We currently project that benefit payments from the rabbi trust for these two plans will approximate $1.5 million in fiscal 2008.

Postretirement Medical and Life Benefits

Our Postretirement Medical and Life Benefits plans provide medical benefits to substantially all retired employees and life insurance benefits to certain retirees. The medical plan requires retiree cost sharing provisions that are more substantial for employees who retire after January 1, 1990.

The following tables detail the components of net periodic benefit cost and the amounts recognized in our Consolidated Financial Statements for the Retirement Plan, Management Retirement Plan, and the Executive Supplemental Pension Plan (collectively, the "Pension Plans") and the Postretirement Medical and Life Benefits plans (in thousands):

	Pension Benefits		
	2007	2006	2005
Service cost	**$ 299**	$ 398	$ 381
Interest cost	**2,126**	2,092	2,186
Expected return on plan assets	**(633)**	(590)	(516)
Amortization of transition obligation		16	53
Amortization of prior service cost (a)	**327**	327	327
Recognized actuarial loss	**893**	1,107	863
Net periodic benefit cost	**$ 3,012**	$ 3,350	$ 3,294

	Postretirement Medical and Life Benefits		
	2007	2006	2005
Service cost	**$ 16**	$ 13	$ 13
Interest cost	**118**	73	67
Amortization of prior service cost (a)	**(16)**	(16)	(16)
Recognized actuarial loss	**116**	64	38
Net periodic benefit cost	**$ 234**	$ 134	$ 102

(a) Prior service costs are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

The change in benefit obligation and plan assets and reconciliation of funded status is as follows (in thousands):

	Pension Benefits		Postretirement Medical and Life Benefits	
	2007	2006	**2007**	2006
Change in benefit obligation:				
Beginning projected benefit obligation	**$ 37,100**	$ 37,544	**$ 2,044**	$ 1,338
Service cost	**299**	398	**16**	13
Interest cost	**2,126**	2,092	**118**	73
Actuarial loss/(gain)	**2,862**	(503)	**(244)**	752
Benefits paid	**(3,379)**	(2,431)	**(157)**	(132)
Benefit obligation at March 31	**$ 39,008**	$ 37,100	**1,777**	$ 2,044
Change in plan assets:				
Beginning fair value of plan assets	**$ 7,572**	$ 6,967	**$ 0**	$ 0
Actual return on plan assets	**1,842**	861		
Employer contributions	**3,781**	2,175	**157**	132
Benefits paid	**(3,379)**	(2,431)	**(157)**	(132)
Fair value of plan assets at March 31	**$ 9,816**	$ 7,572	**$ 0**	$ 0
Reconciliation of funded status:				
Funded status at March 31	**$ (29,192)***	$ (29,528)*	**$ (1,777)**	$ (2,044)
Employer contributions	**361****	969**	**19**	25
Unrecognized net actuarial loss	**13,709**	13,281	**1,235**	1,594
Unrecognized prior service cost	**1,728**	2,055	**(32)**	(48)
Accrued benefit cost at year-end	**$ (13,394)**	$ (13,223)	**$ (555)**	$ (473)
Amounts recognized in the Consolidated Balance Sheets:				
Accrued benefit liability	**$ (28,831)**	$ (27,277)	**$ (1,758)**	$ (473)
Intangible asset		2,055		
Accumulated other comprehensive loss	**15,437**	11,999	**1,203**	
Net amount recognized at year-end	**$ (13,394)**	$ (13,223)	**$ (555)**	$ (473)
Accrued benefit cost by plan:				
Retirement Plan	**$ 5,781**	$ 4,600		
Executive Supplemental Pension Plan	**(15,374)**	(14,327)		
Management Retirement Plan	**(3,801)**	(3,496)		
	$ (13,394)	$ (13,223)		

*The funded status reflected above includes the liabilities attributable to all of the Pension Plans but only the assets of the Retirement Plan as the other two plans are not considered funded for ERISA purposes. To provide a source for the payment of benefits under the Executive Supplemental Pension Plan and the Management Retirement Plan, we own whole-life insurance contracts on some of the participants. The cash value of these policies net of policy loans was $26.9 million and $24.6 million at June 5, 2007 and June 6, 2006, respectively. We maintain a rabbi trust to hold the policies and death benefits as they are received.

**Fiscal 2007 and 2006 employer contributions totaling $0.4 million and $1.0 million, respectively, were made to the applicable pension plan trust after the March 31, 2007 and 2006 measurement dates but before June 5, 2007 and June 6, 2006, respectively.

Additional year-end information for the pension plans which have benefit obligations in excess of plan assets (in thousands):

	Pension Benefits		Postretirement Medical and Life Benefits	
	2007	2006	**2007**	2006
Projected benefit obligation	**$ 39,008**	$ 37,100	**$ 1,777**	$ 2,044
Accumulated benefit obligation	**37,220**	35,819	**1,777**	2,044
Fair value of plan assets	**9,816**	7,572	**0**	0

The assumptions used to compute the information above are set forth below:

	Pension Benefits		
	2007	2006	2005
Discount rate	**6.00%**	6.00%	5.75%
Expected return on plan assets	**8.00%**	8.00%	8.00%
Rate of compensation increase	**4.00%**	3.50%	3.00%

	Postretirement Medical Benefits		
	2007	2006	2005
Discount rate	**6.0%**	6.0%	5.75%

We currently are assuming a gross medical trend rate of 10.5% for fiscal 2008. A change in this rate of 1.0% would have no significant effect on either our net periodic postretirement benefit expense or our accrued postretirement benefits liability.

The discount rate of 6.0% was determined using the Moody's AA Corporate Bond Rate as the benchmark. For the March 31, 2007 measurement date, the rate was 5.82%. This rate was annualized to reflect semi-annual coupons and rounded to the nearest quarter percent.

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are set forth below (in thousands):

	Pension Benefits	Postretirement Medical and Life Benefits
2008	$ 2,567	$ 133
2009	2,511	143
2010	2,495	158
2011	3,028	169
2012	3,081	156
2013-2017	15,363	725

Expected benefits are estimated based on the same assumptions used to measure our benefit obligation on our measurement date of March 31, 2007 and, where applicable, include benefits attributable to estimated further employee service.

Defined Contribution Plans

We sponsor two retirement savings plans for active employees, as summarized below.

Salary Deferral Plan

RTI offers certain employees a 401(k) plan called the Ruby Tuesday, Inc. Salary Deferral Plan ("401(k) Plan"). We make matching contributions to the 401(k) Plan based on each eligible employee's pre-tax contribution and years of service. Effective January 1, 2007 we match in cash 20% of the participating employee's first 6% of pre-tax contribution during the first five years of service, 40% during the next five years of service and 50% after 10 years of service. Company matches do not vest until the employees have worked three years for us. Our expense related to the 401(k) Plan approximated $0.7 million for fiscal 2007, $0.5 million for fiscal 2006, and $0.4 million for fiscal 2005.

Deferred Compensation Plan
On January 5, 2005, our Board of Directors approved the adoption of the Ruby Tuesday, Inc. 2005 Deferred Compensation Plan (the "Deferred Compensation Plan"), effective as of January 1, 2005, and froze the existing deferred compensation plan, the Ruby Tuesday, Inc. Restated Deferred Compensation Plan (the "Predecessor Plan"), effective as of December 31, 2004, in order to satisfy the requirements of the new Code Section 409A of the Internal Revenue Code of 1986, as amended, enacted as part of the American Jobs Creation Act of 2004.

Like the Predecessor Plan, the Deferred Compensation Plan is an unfunded, non-qualified deferred compensation plan for eligible employees. The provisions of the Deferred Compensation Plan are similar to those of the 401(k) Plan. Our expenses under the Deferred Compensation Plan approximated $0.1 million for fiscal 2007 and $0.2 million for each of fiscal 2006 and 2005. Assets earmarked to pay benefits under the Deferred Compensation Plan are held by a rabbi trust. Assets and liabilities of a rabbi trust must be accounted for as if they are company assets or liabilities, therefore, all earnings and expenses are recorded in our consolidated financial statements. The Deferred Compensation Plan's assets and liabilities, which approximated $30.0 million and $28.2 million in fiscal 2007 and 2006, respectively, are included in other assets and other liabilities in the Consolidated Balance Sheets, except for the investment in RTI common stock and the related liability payable in RTI common stock which are reflected in Shareholders' Equity in the Consolidated Balance Sheets.

9. Capital Stock and Share-Based Compensation Plans

Preferred Stock - RTI is authorized, under its Certificate of Incorporation, to issue up to 250,000 shares of preferred stock with a par value of $0.01. These shares may be issued from time to time in one or more series. Each series will have dividend rates, rights of conversion and redemption, liquidation prices, and other terms or conditions as determined by the Board of Directors. No preferred shares have been issued as of June 5, 2007.

The Ruby Tuesday, Inc. Stock Incentive and Deferred Compensation Plan for Directors - Under the Ruby Tuesday, Inc. Stock Incentive and Deferred Compensation Plan for Directors ("Directors Plan"), non-employee directors were awarded in both fiscal 2006 and 2007 an option to purchase 8,000 shares of common stock. Options issued under the Directors Plan become vested after thirty months and are exercisable until five years after the grant date.

All options awarded under the Directors Plan have been at the fair market value at the time of grant. A Committee, appointed by the Board, administers the Directors Plan. In October 2006, the Directors Plan was amended to allow awards of stock options, restricted stock, or a blend of both. At June 5, 2007, we had reserved 535,000 shares of common stock under the Directors Plan, 295,000 of which were subject to options outstanding.

The Ruby Tuesday, Inc. 2003 Stock Incentive Plan - A Committee, appointed by the Board, administers the Ruby Tuesday, Inc. 2003 Stock Incentive Plan ("2003 SIP"), and has full authority in its discretion to determine the key employees and officers to whom stock incentives are granted and the terms and provisions of stock incentives. Option grants under the 2003 SIP can have varying vesting provisions and exercise periods as determined by such Committee. Options granted under the 2003 SIP vest in periods ranging from immediate to fiscal 2011, with the majority vesting 24 or 30 months following the date of grant, and the majority expiring five, but some up to ten, years after grant. Restricted shares granted under the 2003 SIP in fiscal 2007 are performance-based. The 2003 SIP permits the Committee to make awards of shares of common stock, awards of stock options or other derivative securities related to the value of the common stock, and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis or for the benefit of a group of eligible persons. All options awarded under the 2003 SIP have been at the fair market value at the time of grant.

At June 5, 2007, we had reserved a total of 8,408,000 shares of common stock for the 2003 SIP, 6,633,000 of which were subject to options outstanding.

Stock Options
The following table summarizes the activity in options under these stock option plans as of June 5, 2007 (in thousands, except per-share data):

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Beginning of year	8,446	$ 25.33		
Granted	753	$ 28.24		
Exercised	(1,867)	$ 21.33		
Forfeited	(404)	$ 28.16		
End of year	6,928	$ 26.56	2.72	$ 19,026
Exercisable	3,204	$ 25.68	1.52	$ 14,568

The aggregate intrinsic value represents the closing stock price as of June 5, 2007 less the strike price, multiplied by the number of options that have a strike price that is less than that closing stock price. The total intrinsic value of options exercised during fiscal 2007, 2006, and 2005 was $14.0 million, $20.5 million, and $8.7 million, respectively.

At June 5, 2007, there was approximately $11.9 million of unrecognized pre-tax compensation expense related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 1.7 years. The total fair value at grant date of awards vested during 2007, 2006, and 2005 totaled $3.2 million, $10.6 million, and $35.0 million, respectively.

On April 11, 2007, the expense recognition period of a stock option award granted to an executive was modified pursuant to a change in the executive's retirement eligibility status. Prior to modification of the expense recognition period, the award had unrecognized pre-tax compensation expense of $0.9 million that was to be recognized over the remaining 3.2 year service period. Subsequent to the modification, the unrecognized pre-tax compensation expense will be recognized over a 1.0 year period. No incremental compensation expense was recorded relating to modification of the expense recognition period. As of June 5, 2007, there was $0.7 million of unrecognized pre-tax compensation expense in connection with this award to be recognized over a 0.8 year period.

The weighted average fair value at date of grant for options granted during fiscal 2007, 2006, and 2005 was $7.20, $8.55, and $8.01 per share, respectively, which, for the purposes of this disclosure, is assumed to be amortized over the respective vesting period of the grants. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2007	2006	2005
Risk-free interest rate	**4.68%**	4.64%	3.92%
Expected dividend yield	**1.77%**	1.48%	0.18%
Expected stock price volatility	**0.282**	0.309	0.355
Expected life (in years)	**4.19**	3.51	3.54

In connection with the adoption of SFAS 123(R), the Company re-evaluated its expected term assumptions. Based on historical exercise behavior, the expected life for options granted to its chief executive officer is 4.5 years. The expected life for options granted to the Company's other executives and its Board of Directors is 4 years.

As disclosed in Note 1 to the Consolidated Financial Statements, the Company adopted SFAS 123(R) using a modified version of prospective application effective June 7, 2006, the beginning of our 2007 fiscal year. Under this transition method, compensation cost is recognized for (1) all awards granted after the required effective date and for awards modified, cancelled, or repurchased after that date and (2) the portion of prior awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated for pro forma disclosures under SFAS 123. The adoption of SFAS 123(R) resulted in the following for the year ended June 5, 2007:

- Additional pre-tax share-based compensation expense of $9.9 million, respectively, which is net of $0.3 million of capitalized construction costs related to new restaurant construction. All of the pre-tax costs related to the additional share-based compensation are reflected in selling, general and administrative expense in the Consolidated Statements of Income;
- An income tax benefit related to the additional share-based compensation totaling $3.9 million;

- A reduction of both basic and fully diluted earnings of $0.10 per share; and
- A decrease in cash flows from operating activities of $5.5 million, offset by an increase in cash flows from financing activities of $5.5 million.

The amounts shown above exclude a restricted stock award granted prior to the adoption of SFAS 123(R).

Prior to fiscal 2007, we measured compensation expense related to share-based compensation using the intrinsic value method. Accordingly, no share-based employee compensation cost was reflected in net income if the exercise price of the option equaled or exceeded the fair value of the stock on the date of grant. Had compensation expense for our stock option plans been determined based on the fair value at the grant date consistent with the provisions of SFAS 123(R), our net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per-share data):

		2006		2005
Net income, as reported	$	100,977	$	102,298
Add: Reported stock-based compensation expense, net of tax		112		
Less: Stock-based employee compensation expense determined under fair value based method for all awards, net of tax		(4,870)		(16,138)
Pro forma net income	$	96,219	$	86,160
Basic earnings per share				
As reported	$	1.67	$	1.59
Pro forma	$	1.59	$	1.34
Diluted earnings per share				
As reported	$	1.65	$	1.56
Pro forma	$	1.56	$	1.32

Restricted Stock
The following table summarizes the status of our restricted stock activity for fiscal 2007 and 2006 (in thousands, except per-share data):

	2007			2006		
	Shares		**Weighted Average Fair Value**	Shares		Weighted Average Fair Value
Non-vested at beginning of year	**50**	**$**	**21.13**	0	$	0
Granted	**267**	**$**	**28.19**	50	$	21.13
Non-vested at end of year	**317**	**$**	**27.08**	50	$	21.13

The fair values of restricted share awards were based on the Company's fair market value at the time of grant. At June 5, 2007, unrecognized compensation expense related to restricted stock grants totaled approximately $5.1 million and will be recognized over a weighted average vesting period of approximately two years.

Other Share-Based Compensation
During the first quarter of fiscal 2007, RTI granted 180,000 stock appreciation rights ("SARs"), pursuant to two separate awards, one for 60,000 SARs and the other for 120,000 SARs, to a strategic partner. None of the 120,000 SAR awards vested based on failure to attain a performance condition. The award for 60,000 SARs will vest on July 5, 2008 provided that the strategic partner is still providing services to RTI. This award will expire in five years and will be settled in cash, if exercised, for the difference between the current market price on the date of exercise and $25.84, the strike price.

During the third quarter of fiscal 2007, RTI granted 180,000 SARs to its branding and marketing agency of record in connection with a strategic partnership agreement which will vest, in whole or in part, on January 6, 2009 provided that the agency is still providing services to RTI. A performance condition, to be measured in January 2008, will determine the maximum number of SARs that vest. This award will expire in three years and will be settled in cash, if exercised, for the difference between the current market price on the date of exercise and $28.86, the strike price.

Expense is measured based on the market price of our common stock each period and is amortized over the vesting period. For fiscal 2007, we recognized a nominal amount of share-based expense related to the SARs. At June 5, 2007, unrecognized, pre-tax expense related to the portion of the awards expected to vest was approximately $0.2 million. Because of the cash settlement feature, these awards have been liability-classified in our Consolidated Balance Sheets. The following table summarizes the status of our SAR activity for fiscal 2007 (in thousands, except per-share data):

	Stock Appreciation Rights	Weighted-Average Grant-Date Fair Value
Non-vested at beginning of year	-	-
Granted	360	$6.38
Forfeited	(120)	$6.67
Non-vested at end of year	240	$6.24

10. Commitments and Contingencies

At June 5, 2007, we had certain third-party guarantees, which primarily arose in connection with our franchising and divestiture activities. The majority of these guarantees expire through fiscal 2014. Generally, we are required to perform under these guarantees in the event that a third-party fails to make contractual payments or, in the case of franchise partnership debt guarantees, achieve certain performance measures.

Franchise Partnership Guarantees
As part of the franchise partnership program, we have negotiated with various lenders a $48 million credit facility to assist the franchise partnerships with working capital needs and cash flows for operations (the "Franchise Facility"). As sponsor of the Franchise Facility, we serve as partial guarantor of the draws made by the franchise partnerships on the Franchise Facility. Although the Franchise Facility allows for individual franchise partnership loan commitments to the end of the Franchise Facility term, all current commitments are for 12 months. If desired, RTI can increase the amount of the Franchise Facility by up to $25 million (to a total of $73 million) or reduce the amount of the Franchise Facility. On September 8, 2006, we entered into an amendment of the Franchise Facility which extended the term for an additional five years to October 5, 2011.

Prior to July 1, 2004, RTI also had an arrangement with a third party lender whereby we could choose, in our sole discretion, to partially guarantee specific loans for new franchisee restaurant development (the "Cancelled Facility"). Should payments be required under the Cancelled Facility, RTI has certain rights to acquire the operating restaurants after the third party debt is paid. On July 1, 2004, RTI terminated the Cancelled Facility and notified this third party lender that it would no longer enter into additional guarantee arrangements. RTI will honor the partial guarantees of the three loans to franchise partnerships that were in existence as of the termination of the Cancelled Facility, one of which was attributable to RT West Palm Beach, a franchise partnership acquired by RTI subsequent to June 5, 2007. See Note 11 to the Consolidated Financial Statements for more information regarding this transaction.

Also in July 2004, RTI entered into a new program, similar to the Cancelled Facility, with a different third party lender (the "Franchise Development Facility"). Under the Franchise Development Facility, the Company's potential guarantee liability was reduced, and the program included better terms and lower rates for the franchise partnerships as compared to the Cancelled Facility. Under the Franchise Development Facility, qualifying franchise partnerships could collectively borrow up to $20 million for new restaurant development. The Company partially guarantees amounts borrowed under the Franchise Development Facility. The Franchise Development Facility had a three-year term that expired on July 1, 2007, although the guarantees outstanding at that time survived the expiration of the arrangement. Should payments be required under the Franchise Development Facility, RTI has rights to acquire the operating restaurants at fair market value after the third party debt is paid.

As of June 5, 2007, the amounts guaranteed under the Franchise Facility, the Cancelled Facility and the Franchise Development Facility were $30.4 million, $0.9 million and $6.8 million, respectively. The guarantees associated with the Franchise Development Facility are collateralized by a $6.8 million letter of credit. As of June 6, 2006, the amounts guaranteed under the Franchise Facility, the Cancelled Facility and the Franchise Development Facility were $35.4 million, $1.0 million and $6.8 million, respectively. Unless extended, guarantees under these programs will expire at various dates from August 2007 through June 2013. To our knowledge, all of the franchise partnerships are current in the payment of their obligations due under these credit facilities. We have recorded liabilities totaling $1.2 million and $0.7 million as of June 5, 2007 and June 6,

2006, respectively, related to these guarantees. This amount was determined based on amounts to be received from the franchise partnerships as consideration for the guarantees. We believe these amounts approximate the fair value of the guarantees.

Divestiture Guarantees

On November 20, 2000, the Company completed the sale of all 69 of its American Cafe (including L&N Seafood) and Tia's restaurants to SRG, a limited liability company. A number of these restaurants were located on leased properties. RTI remains primarily liable on certain American Cafe and Tia's leases that were subleased to SRG and contingently liable on others. SRG, on December 10, 2003, sold its 28 Tia's restaurants to an unrelated entity and, as part of the transaction, further subleased certain Tia's properties.

During the second quarter of fiscal 2006, RTI became aware that the third party to whom SRG had sold the Tia's restaurants had defaulted on four subleases. Claims have been asserted against the Company and SRG for unpaid rent, property taxes and similar charges. During the fiscal quarter ended December 5, 2006, the third party owner declared Chapter 7 bankruptcy.

As of June 5, 2007, RTI remains primarily liable for two Tia's leases, which have remaining cash payments due of approximately $1.5 million, and contingently liable for five other Tia's leases, which have remaining cash payments of approximately $2.9 million. Two additional leases were settled in fiscal 2007 for a total cash payment of $0.3 million.

RTI has recorded an estimated liability of $1.0 million based on the unsettled Tia's claims made to date. An additional $0.2 million is recorded as of June 5, 2007 within our liability for deferred escalating minimum rents for RTI leases sub-leased by SRG to Tia's.

During fiscal 2006, RTI learned that SRG had defaulted on, or was late at least once in paying monthly rent on, a number of its restaurant leases for which RTI has primary liability. On January 2, 2007, SRG closed 20 restaurants, 14 of which were located on properties sub-leased from RTI. Four other SRG restaurants were closed in calendar 2006. SRG filed for Chapter 11 bankruptcy on February 14, 2007.

As of June 5, 2007, RTI had $0.6 million recorded within our liability for deferred escalating minimum rents for 12 SRG leases for which we remain primarily liable. These 12 SRG leases include nine restaurants closed within fiscal 2007 and three restaurants scheduled by SRG to remain open at the current time. Scheduled cash payments for rent remaining on these leases at June 5, 2007 totaled $4.4 million and $0.5 million, respectively. Because many of these restaurants were located in malls, RTI may be liable for other charges such as common area maintenance and property taxes. In addition to the scheduled remaining payments, we believe SRG to be $0.9 million behind in rent and related payments on RTI leases as of June 5, 2007.

Following the closing of the 20 SRG restaurants in January 2007, RTI performed an analysis of the now-closed properties in order to estimate the lease liability to be incurred from the closings. Based upon the analysis performed, a charge of $5.8 million was recorded during the fiscal quarter ended March 6, 2007.

Eight leases, which, at March 6, 2007, comprised $1.9 million of the lease liability reserve, were settled in the fourth quarter of fiscal 2007 at a total cost of $1.7 million. Deferred escalating minimum rent balances for these leases totaled $0.5 million at the time of settlement, the write-off of which was recorded within loss from Specialty Restaurant Group, LLC bankruptcy within our Consolidated Statement of Income. An additional $0.6 million was paid on currently unresolved leases during the fourth quarter of fiscal 2007.

In addition to the $0.6 million liability for deferred escalating minimum rent discussed above, as of June 5, 2007, RTI has recorded an estimated liability of $3.7 million based on the nine SRG unsettled claims to date. One of the remaining leases was settled shortly after year-end for $0.3 million, which equals the amount recorded at June 5, 2007.

During fiscal 1996, our shareholders approved the distribution (the "Distribution") of our family dining restaurant business, then called Morrison Fresh Cooking, Inc. ("MFC"), and our health care food and nutrition services business, then called Morrison Health Care, Inc. ("MHC"). Subsequently, Piccadilly acquired MFC and Compass acquired MHC. Prior to the Distribution, we entered into various guarantee agreements with both MFC and MHC, most of which have expired. We do remain contingently liable for (1) payments to MFC and MHC employees retiring under (a) MFC's and MHC's versions of the Management Retirement Plan and the Executive Supplemental Pension Plan (the two non-qualified defined benefit plans) for the accrued benefits earned by those participants as of March 1996, and (b) funding obligations under the Retirement Plan maintained by MFC and MHC following the Distribution (the qualified plan), and (2) payments due on certain workers' compensation claims. As payments are required under these guarantees, RTI is to divide the amounts due equally with the other remaining entity.

On October 29, 2003, Piccadilly filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court in Fort Lauderdale, Florida. In addition, on March 4, 2004, Piccadilly withdrew as a sponsor of the Retirement Plan with the approval of the bankruptcy court. Because RTI and MHC were, at the time, the remaining sponsors of the Retirement Plan, they are jointly and severally required to make contributions to the Retirement Plan, or any successor plan, in such amounts as are necessary to satisfy all benefit obligations under the Retirement Plan.

On March 10, 2004, we filed a claim against Piccadilly in the bankruptcy proceeding in the amount of approximately $6.2 million. Subsequently, the Company entered into a settlement agreement under which we agreed to accept a $5.0 million unsecured claim in exchange for the creditors' committee agreement to allow such a claim. This settlement agreement was approved by the bankruptcy court on October 21, 2004.

As of June 5, 2007, we have received three partial settlements of the Piccadilly bankruptcy, $1.0 million in December 2004 and $0.3 million in each of December 2005 and December 2006. The Company hopes to recover further amounts upon final settlement of the bankruptcy. The actual amount we may be ultimately required to pay towards the divestiture guarantees could be lower if there is any further recovery in the bankruptcy proceeding, or could be higher if more valid participants are identified or if actuarial assumptions are proven inaccurate.

We estimated our divestiture guarantees related to MHC at June 5, 2007 to be $3.3 million for employee benefit plans and $0.1 million for workers' compensation claims. In addition, we remain contingently liable for MHC's portion (estimated to be $2.7 million) of the MFC employee benefit plan and workers' compensation claims for which MHC is currently responsible under the divestiture guarantee agreements. We believe the likelihood of being required to make payments for MHC's portion to be remote due to the size and financial strength of MHC and Compass.

Insurance Programs

We are currently self-insured for a portion of our current and prior years' workers' compensation, employment practices liability, general liability and automobile liability losses (collectively, "casualty losses") as well as property losses and certain other insurable risks. To mitigate the cost of our exposures for certain property and casualty losses, we make annual decisions to either retain the risks of loss up to a certain maximum per occurrence, aggregate loss limits negotiated with our insurance carriers, or fully insure those risks. We are also self-insured for healthcare claims for eligible participating employees subject to certain deductibles and limitations. We have accounted for our retained liabilities for casualty losses and healthcare claims, including reported and incurred but not reported claims, based on information provided by third party actuaries.

At June 5, 2007, RTI was committed under letters of credit totaling $19.7 million issued primarily in connection with our workers' compensation and casualty insurance programs. As previously noted, a letter of credit totaling $6.8 million was issued to secure the guarantee outstanding under the Franchise Development Facility.

Litigation

We are presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of business. We provide reserves for such claims when payment is probable and estimable in accordance with FASB Statement No. 5, "Accounting for Contingencies". At this time, in part due to the availability of insurance to reimburse us on known potential losses, in the opinion of management, the ultimate resolution of pending legal proceedings will not have a material adverse effect on our operations, financial position or liquidity.

The following is a brief description of the more significant of these matters.

On January 24, 2005, a civil case titled *Tammy Bass, etc. v. Henry E. Nelson, et al., including Ruby Tuesday, Inc.* ("*Bass*") was filed against us in the Georgia State Court of Fulton County. On February 14, 2005, another civil case titled *Ann Marie Varnedore, et al. v. Ruby Tuesday, Inc., et al.* ("*Varnedore*") was filed against us in the same court. Both cases arise from a single incident which occurred on September 20, 2003 and allege liability under Georgia's dram shop liability statute and seek monetary damages.

On October 25, 2006, the *Varnedore* plaintiffs filed a Voluntary Dismissal Without Prejudice with the court, thereby dismissing their case, but reserving the right to refile on or before April 25, 2007. On March 27, 2007 the *Varnedore* plaintiffs refiled their suits separately in the Georgia State Court of Fulton County.

On or about May 24, 2007, the parties entered into a Memorandum of Settlement to resolve all of these claims. As discussed further in Note 4 to the Consolidated Financial Statements, included in Accounts and Notes Receivable, Net at June 5, 2007 was a receivable from our insurance company as the amounts of these settlements have been covered under our general liability insurance policies subject to our normal deductible.

Employment Agreement
RTI has an employment agreement with Samuel E. Beall, III, pursuant to which Mr. Beall has agreed to serve as Chief Executive Officer of the Company until June 18, 2010. Pursuant to this agreement, Mr. Beall is compensated at a base salary (adjusted annually based on various Company or market factors) and is also entitled to an annual bonus opportunity and a long-term incentive compensation program, which currently includes stock option and restricted stock grants and life insurance coverage. Mr. Beall's employment agreement provides for certain severance payments to be made in the event of a termination other than for cause, or a qualified termination following a change in control. The agreement defines the circumstances which will constitute a change in control. If the severance payments had been due as of June 5, 2007, we would have been required to make payments totaling approximately $8.0 million.

Purchase Commitments
The Company has minimum purchase commitments with various vendors. Outstanding commitments as of June 5, 2007 were approximately $176.1 million, a portion of which we believe will be purchased by certain franchisees. These obligations consist of construction projects, supplies, various types of meat, cheese, soups/sauces, paper products, and other food products, which are an integral part of the business operations of Ruby Tuesday, Inc.

11. Subsequent Events

On June 6, 2007, RTI acquired the remaining 50% partnership interests of RT West Palm Beach for $1.7 million plus assumed debt, bringing the Company's equity interest in this franchise to 100%. At the time of acquisition RT West Palm Beach operated 11 Ruby Tuesday restaurants and had debt and capital leases totaling $7.9 million, none of which were payable to RTI. Included in the five-year future minimum sub-lease payment table shown within Note 5 to the Consolidated Financial Statements is $3.1 million of future lease payments attributable as of June 5, 2007 to RT West Palm Beach.

On June 13, 2007, RTI transferred 49% of our interest in RT Michigan Franchise, LLC ("RT Michigan") to our franchise partner for no consideration, thereby leaving ourselves with a 1% interest. RT Michigan operated 14 Ruby Tuesday restaurants as of June 5, 2007. Equity method losses totaling $0.4 million were recorded by the Company in fiscal 2007 relative to RT Michigan.

On July 11, 2007, the Company's Board of Directors declared a semi-annual cash dividend of $0.25 per share payable August 7, 2007, to shareholders of record on July 23, 2007. On that same date, the Board of Directors also authorized the repurchase of an additional 6.5 million shares of RTI common stock, bringing the total available for repurchase to 9.6 million shares as of July 11, 2007.

Subsequent to year end, and through the date of this filing, RTI has repurchased 1.7 million shares of its common stock at a total cost of $39.5 million.

12. Supplemental Quarterly Financial Data (Unaudited)

Quarterly financial results for the years ended June 5, 2007 and June 6, 2006, are summarized below.
(In thousands, except per-share data)

	For the Year Ended June 5, 2007				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 338,659	$ 336,819	$ 377,940	$ 356,809	$ 1,410,227
Gross profit*	$ 84,302	$ 80,304	$ 98,593	$ 86,274	$ 349,473
Income before income taxes	$ 32,179	$ 24,956	$ 41,467	$ 33,796	$ 132,398
Provision for income taxes	10,629	8,227	12,812	9,062	40,730
Net income	$ 21,550	$ 16,729	$ 28,655	$ 24,734	$ 91,668
Earnings per share:					
Basic	$ 0.37	$ 0.28	$ 0.49	$ 0.46	$ 1.60
Diluted**	$ 0.37	$ 0.28	$ 0.49	$ 0.46	$ 1.59

	For the Year Ended June 6, 2006				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 308,223	$ 295,062	$ 338,643	$ 364,312	$ 1,306,240
Gross profit*	$ 77,626	$ 69,916	$ 91,198	$ 95,373	$ 334,113
Income before income taxes	$ 32,644	$ 25,756	$ 45,221	$ 47,337	$ 150,958
Provision for income taxes	11,001	8,320	15,029	15,631	49,981
Net income	$ 21,643	$ 17,436	$ 30,192	$ 31,706	$ 100,977
Earnings per share:					
Basic	$ 0.34	$ 0.28	$ 0.51	$ 0.54	$ 1.67
Diluted	$ 0.34	$ 0.28	$ 0.50	$ 0.53	$ 1.65

* We define gross profit as revenue less cost of merchandise, payroll and related costs, and other restaurant operating costs. Gross profit amounts presented above for the first two quarters of fiscal 2007 differ from amounts which could have been previously computed due to the reclassifications of losses from Specialty Restaurant Group, LLC bankruptcy which were separately presented within our Consolidated Statement of Income beginning in the third quarter of fiscal 2007. The reclassifications did not impact previously reported net income.

** The sum of the quarterly net income per share amounts do not equal the reported annual amount as each is computed independently based upon the weighted-average number of shares outstanding for the period.

As discussed further in Note 1 to the Consolidated Financial Statements, the Company adopted SFAS 123(R) as of the beginning of fiscal 2007. Also, the fourth quarter of fiscal 2006 contained 14 weeks, while all other quarters presented above contained 13 weeks.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ruby Tuesday, Inc.:

We have audited the accompanying consolidated balance sheets of Ruby Tuesday, Inc. and subsidiaries (the "Company") as of June 5, 2007 and June 6, 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 5, 2007. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ruby Tuesday, Inc. and subsidiaries as of June 5, 2007 and June 6, 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended June 5, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the Consolidated Financial Statements, effective June 7, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment*, and changed its method of accounting for share-based payments.

As discussed in Note 8 to the Consolidated Financial Statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)*, in 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of June 5, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated August 3, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Louisville, Kentucky
August 3, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ruby Tuesday, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, appearing under Item 9A, that Ruby Tuesday, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of June 5, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of June 5, 2007, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by COSO. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 5, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of June 5, 2007 and June 6, 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended June 5, 2007, and our report dated August 3, 2007, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Louisville, KY
August 3, 2007

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures are operating effectively and are properly designed to ensure that information required to be disclosed is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosure in the reports filed or submitted under the Securities Exchange Act of 1934, as amended.

Management's Report on Internal Control over Financial Reporting

Under Section 404 of The Sarbanes-Oxley Act of 2002, our management is required to assess the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of the Company's internal control over financial reporting as of the end of the period covered by this report. In this assessment, the Company applied criteria based on the "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company's assessment included documenting, evaluating and testing the design and operating effectiveness of its internal control over financial reporting. Based upon this evaluation, our management concluded that our internal control over financial reporting was effective as of June 5, 2007.

KPMG LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, has also audited our management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting as of June 5, 2007 as stated in their report filed herein.

Changes in Internal Controls

During the fiscal quarter ended June 5, 2007, there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

We expect to file a definitive proxy statement relating to our 2007 Annual Meeting of shareholders (the "2007 Proxy Statement") with the Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of our most recent fiscal year. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only those sections of the 2007 Proxy Statement that specifically address disclosure requirements of Items 10-14 below are incorporated by reference.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 regarding the directors of the Company is incorporated herein by reference to the information set forth in the table entitled "Director and Director Nominee Information" under "Election of Directors" in the 2007 Proxy Statement.

Information regarding executive officers of the Company has been included in Part I of this Annual Report under the caption "Executive Officers of the Company."

Information regarding corporate governance of the Company is incorporated herein by reference to the information set forth under the caption, "Corporate Governance" in the 2007 Proxy Statement.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated herein by reference to the information set forth under the captions "Compensation Discussion and Analysis," "Summary Compensation Table," "Grants of Plan-Based Awards in Fiscal Year 2007," "2007 Outstanding Equity Awards at Fiscal Year-End," "Option Exercises and Stock Vested in Fiscal Year 2007," "Nonqualified Deferred Compensation," "2007 Pension Benefits," "Employment Agreement," "Directors' Fees and Attendance," and "2007 Director Compensation" in the 2007 Proxy Statement relating to the Annual Meeting.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is incorporated herein by reference to the information set forth in the table captioned "Beneficial Ownership of Common Stock" and the information set forth under the caption "Securities Authorized for Issuance Under Equity Compensation Plans" in the 2007 Proxy Statement relating to the Annual Meeting.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated herein by reference to the information set forth under the caption "Related Party Transactions" in the 2007 Proxy Statement relating to the Annual Meeting.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 is incorporated herein by reference to the information set forth under the caption "Accountants' Fees and Expenses" in the 2007 Proxy Statement relating to the Annual Meeting.

PART IV

Item 15. Exhibits and Financial Statement Schedule

(a) The following documents are filed as part of this report:

1. Financial Statements:

The financial statements of the Company and its subsidiaries are listed in the accompanying "Index to Consolidated Financial Statements" on page 33.

2. Financial Statement Schedule:

Schedule II – Valuation and Qualifying Accounts for the Years Ended June 5, 2007, June 6, 2006, and May 31, 2005 (in thousands):

Description	Balance at Beginning of Period	Charged/ (Credited) to Costs and Expenses	Charged/ (Credited) to other Accounts	Write-offs	Balance at End of Period
			(a)	(b)	
Allowance for Doubtful Notes					
Fiscal Year Ended June 5, 2007	$ 5,618	$ (197)			$ 5,421
Fiscal Year Ended June 6, 2006	3,854	2,046		$(282)	5,618
Fiscal Year Ended May 31, 2005	5,655	632	$(2,433)		3,854

All other financial statement schedules have been omitted, as the required information is inapplicable or the information is presented in the financial statements or related notes.

(a) In fiscal 2005, the Company acquired the remaining 99% of the member interests of RT Michiana Franchise, LLC ("RT Michiana"). The $2.4 million allowance for doubtful notes as well as the corresponding note receivable from RT Michiana were eliminated as part of the purchase price allocation.

(b) During fiscal 2006, $0.3 million in allowance for doubtful notes as well as the corresponding note receivable from a third party were written-off as the note was deemed uncollectible.

3. Exhibits:

The exhibits filed with or incorporated by reference in this report are listed on the Exhibit Index beginning on page 69.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUBY TUESDAY, INC.

Date: August 3, 2007

By: /s/ Samuel E. Beall, III
Samuel E. Beall, III
Chairman of the Board, President
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Name	Position	Date
/s/ Samuel E. Beall, III Samuel E. Beall, III	Chairman of the Board, President and Chief Executive Officer	Date: August 3, 2007
/s/ Marguerite N. Duffy Marguerite N. Duffy	Senior Vice President, Chief Financial Officer	Date: August 3, 2007
/s/ Claire L. Arnold Claire L. Arnold	Director	Date: August 3, 2007
/s/ Kevin T. Clayton Kevin T. Clayton	Director	Date: August 3, 2007
/s/ James A. Haslam, III James A. Haslam, III	Director	Date: August 3, 2007
/s/ Bernard Lanigan Jr. Bernard Lanigan Jr.	Director	Date: August 3, 2007
/s/ John B. McKinnon John B. McKinnon	Director	Date: August 3, 2007
/s/ Dr. Donald Ratajczak Dr. Donald Ratajczak	Director	Date: August 3, 2007
/s/ Stephen I. Sadove Stephen I. Sadove	Director	Date: August 3, 2007

RUBY TUESDAY, INC. AND SUBSIDIARIES
EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Articles of Incorporation, as amended, of Ruby Tuesday, Inc. (1)
3.2	Bylaws, as amended, of Ruby Tuesday, Inc. (2)
4.1	Specimen Common Stock Certificate. (1)
10.1	Ruby Tuesday, Inc. Executive Supplemental Pension Plan, amended and restated as of January 1, 2007.* +
10.2	Morrison Restaurants Inc. Stock Incentive and Deferred Compensation Plan for Directors together with First Amendment, dated as of June 29, 1995.* (3)
10.3	Form of Second Amendment to Stock Incentive and Deferred Compensation Plan for Directors.* (4)
10.4	Form of Third Amendment to Stock Incentive and Deferred Compensation Plan for Directors.* (5)
10.5	Fourth Amendment, dated as of July 8, 2002, to the Stock Incentive and Deferred Compensation Plan for Directors.* (6)
10.6	Fifth Amendment, dated as of July 6, 2005, to the Stock Incentive and Deferred Compensation Plan for Directors.* (7)
10.7	Sixth Amendment, dated as of July 11, 2006, to the Stock Incentive and Deferred Compensation Plan for Directors.* (8)
10.8	Seventh Amendment, dated as of July 11, 2007, to the Stock Incentive and Deferred Compensation Plan for Directors.* +
10.9	Ruby Tuesday, Inc. 2003 Stock Incentive Plan (formerly the 1996 Non-Executive Stock Incentive Plan (formerly the Morrison Restaurants Inc. 1993 Non-Executive Stock Incentive Plan)).* (9)
10.10	First Amendment, dated as of July 6, 2005, to the 2003 Stock Incentive Plan.* (10)
10.11	Second Amendment, dated as of July 11, 2006, to the 2003 Stock Incentive Plan.* (11)
10.12	Ruby Tuesday, Inc. 2006 Executive Incentive Compensation Plan.* (12)
10.13	Morrison Restaurants Inc. Deferred Compensation Plan, as restated effective January 1, 1994, together with amended and restated Trust Agreement, dated as of December 1, 1992, to Deferred Compensation Plan.* (13)
10.14	Morrison Restaurants Inc. Management Retirement Plan together with First Amendment, dated as of June 30, 1994 and Second Amendment, dated as of July 31, 1995.* (14)
10.15	Form of Third Amendment to Management Retirement Plan.* (15)
10.16	Form of Fourth Amendment to Management Retirement Plan.* (16)
10.17	Form of Fifth Amendment to Management Retirement Plan.* (17)
10.18	Sixth Amendment, dated as of April 9, 2001, to the Ruby Tuesday, Inc. Management Retirement Plan.* (18)
10.19	Seventh Amendment (dated as of October 5, 2004) to the Ruby Tuesday, Inc. Management Retirement Plan.* (19)
10.20	Morrison Retirement Plan, as amended and restated effective January 1, 2005, to reflect the First through Seventh Amendments, respectively.* (20)
10.21	First Amendment dated as of January 9, 2007 to the Morrison Retirement Plan.* (21)
10.22	Executive Group Life and Executive Accidental Death and Dismemberment Plan.* (22)
10.23	Morrison Restaurants Inc. Executive Life Insurance Plan.* (23)

10.24	Form of First Amendment to the Morrison Restaurants Inc. Executive Life Insurance Plan.* (24)
10.25	Second Amendment (dated as of January 1, 2004) to the Ruby Tuesday Inc. Executive Life Insurance Plan (formerly the Morrison Restaurants Inc. Executive Life Insurance Plan).* (25)
10.26	Ruby Tuesday Inc. Executive Life Insurance Premium Plan dated as of January 1, 2004.* (26)
10.27	Ruby Tuesday, Inc. 1996 Stock Incentive Plan, restated as of September 30, 1999.* (27)
10.28	First Amendment, dated as of July 10, 2000, to the restated Ruby Tuesday, Inc. 1996 Stock Incentive Plan.* (28)
10.29	Indenture, dated as of April 9, 2001, to the Ruby Tuesday, Inc. Salary Deferral Plan.* (29)
10.30	First Amendment, dated as of February 11, 2002, to the Ruby Tuesday, Inc. Salary Deferral Plan.* (30)
10.31	Second Amendment, dated as of December 9, 2002, to the Ruby Tuesday, Inc. Salary Deferral Plan.* (31)
10.32	Third Amendment, dated as of December 8, 2004, to the Ruby Tuesday, Inc. Salary Deferral Plan (formerly the Morrison Restaurants Inc. Salary Deferral Plan).* (32)
10.33	Fourth Amendment, dated as of December 8, 2005, to the Ruby Tuesday, Inc. Salary Deferral Plan.* (33)
10.34	Fifth Amendment, dated as of December 14, 2006, to the Ruby Tuesday, Inc. Salary Deferral Plan.* (34)
10.35	Ruby Tuesday, Inc. Deferred Compensation Plan Trust Agreement restated as of June 1, 2001.* (35)
10.36	First Amendment, dated as of June 10, 2002, to the Ruby Tuesday, Inc. Deferred Compensation Plan Trust Agreement.* (36)
10.37	Ruby Tuesday, Inc. Restated Deferred Compensation Plan, dated as of November 26, 2002.* (37)
10.38	Ruby Tuesday, Inc. 2005 Deferred Compensation Plan.* (38)
10.39	First Amendment, dated as of December 14, 2006, to the Ruby Tuesday, Inc. 2005 Deferred Compensation Plan.* (39)
10.40	Second Amendment, dated as of July 11, 2007, to the Ruby Tuesday, Inc. 2005 Deferred Compensation Plan.* +
10.41	Form of Non-Qualified Stock Option Award and Terms and Conditions (ESOP).* (40)
10.42	Form of Non-Qualified Stock Option Award and Terms and Conditions (MSOP).* (41)
10.43	Form of Non-Qualified Stock Option Award and Terms and Conditions (Beall).* (42)
10.44	Employment Agreement dated as of June 19, 1999, by and between Ruby Tuesday, Inc. and Samuel E. Beall, III.* (43)
10.45	First Amendment, dated as of January 9, 2003, to Employment Agreement by and between Ruby Tuesday, Inc. and Samuel E. Beall, III.* (44)
10.46	Description of 2006 Cash Bonus Plan.* (45)
10.47	Description of 2007 Cash Bonus Plan.* (46)
10.48	Distribution Agreement, dated as of March 2, 1996, by and among Morrison Restaurants Inc., Morrison Fresh Cooking, Inc. and Morrison Health Care, Inc. (47)
10.49	Amended and Restated Tax Allocation and Indemnification Agreement, dated as of March 2, 1996, by and among Morrison Restaurants Inc., Custom Management Corporation of Pennsylvania, Custom Management Corporation, John C. Metz & Associates, Inc., Morrison International, Inc., Morrison Custom Management Corporation of Pennsylvania, Morrison Fresh Cooking, Inc., Ruby Tuesday, Inc., a Delaware corporation, Ruby Tuesday (Georgia), Inc., a Georgia corporation, Tias, Inc. and Morrison Health Care, Inc. (48)

10.50	Agreement Respecting Employee Benefit Matters, dated as of March 2, 1996, by and among Morrison Restaurants Inc., Morrison Fresh Cooking, Inc. and Morrison Health Care, Inc. (49)
10.51	Form of Non-Qualified Stock Option Award and Terms and Conditions (DSOP).* (50)
10.52	Form of Restricted Stock Award and Additional Terms and Conditions.* (51)
10.53	Trust Agreement (dated as of July 23, 2004) between Ruby Tuesday Inc. and U.S. Trust Company, N.A.* (52)
10.54	Master Distribution Agreement, dated as of December 8, 2006 and effective as of November 15, 2006, by and between Ruby Tuesday, Inc. and PFG Customized Distribution (portions of which have been redacted pursuant to a confidential treatment request filed with the SEC). (53)
10.55	Amended and Restated Revolving Credit Agreement, dated as of February 28, 2007, by and among Ruby Tuesday, Inc., the Lenders, and Bank of America, N.A., as Administrative Agent, Issuing Bank and Swingline Lender. (54)
10.56	Amended and Restated Loan Facility Agreement and Guaranty by and among Ruby Tuesday, Inc., Bank of America, N.A., as Servicer, Amsouth Bank, as Documentation Agent, SunTrust Bank, as Co-Syndication Agent, Wachovia Bank N.A., as Co-Syndication Agent, and each of the participants party hereto dated as of November 19, 2004, Banc of America Securities LLC as Lead Arranger. (55)
10.57	First Amendment to Amended and Restated Loan Facility Agreement and Guaranty, dated as of September 8, 2006, by and among Ruby Tuesday, Inc., and Bank of America, N.A., as Servicer, and the Participants. (56)
10.58	Second Amendment to Amended and Restated Loan Facility Agreement and Guaranty, dated as of February 28, 2007, by and among Ruby Tuesday, Inc., the Participants, and Bank of America, N.A., as Servicer and Agent for the Participants. (57)
10.59	Amended and Restated Revolving Credit Note, Lender Commitment Agreement (dated as of November 7, 2005) and Commitment Schedule. (58)
10.60	Note Purchase Agreement, dated as of April 3, 2003, by and among Ruby Tuesday, Inc. and the Purchasers, together with forms of notes and subsidiary guaranty agreement. (59)
10.61	First Amendment, dated as of October 1, 2003, to Note Purchase Agreement, dated as of April 1, 2003, by and among Ruby Tuesday, Inc. and the Purchasers. (60)
10.62	Restricted Stock Award. (61)
10.63	Restricted Stock Award (Beall). (62)
10.64	Non-Qualified Stock Option Award (Beall). (63)
10.65	First Amendment to the Ruby Tuesday, Inc. Non-Qualified Stock Option Award. (64)
21.1	Subsidiaries of Ruby Tuesday, Inc.+
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.+
31.1	Certification of Chairman of the Board, President, and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.+
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.+
32.1	Certification of Chairman of the Board, President, and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.+
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.+

Footnote	Description
*	Management contract or compensatory plan or arrangement.
+	Filed herewith.
(1)	Incorporated by reference to Exhibit of the same number to Form 8-B filed with the Securities and Exchange Commission on March 15, 1996 by Ruby Tuesday, Inc. (File No. 1-12454).
(2)	Incorporated by reference to Exhibit of the same number to Annual Report on Form 10-K filed with the Securities and Exchange Commission on July 30, 2004 by Ruby Tuesday, Inc. (File No. 1-12454).
(3)	Incorporated by reference to Exhibit 10(c) to Annual Report on Form 10-K of Morrison Restaurants Inc. for the fiscal year ended June 3, 1995 filed with the Securities and Exchange Commission on September 1, 1995 (File No. 1-12454).
(4)	Incorporated by reference to Exhibit 10.29 to Form 8-B filed with the Securities and Exchange Commission on March 15, 1996 by Ruby Tuesday, Inc. (File No. 1-12454).
(5)	Incorporated by reference to Exhibit 10.6 to Annual Report on Form 10-K of Ruby Tuesday, Inc. for the fiscal year ended June 3, 2003, filed with the Securities and Exchange Commission on August 15, 2003 (File No. 1-12454).
(6)	Incorporated by reference to Exhibit 99.5 to Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 15, 2003 by Ruby Tuesday, Inc. for the three month period ended December 3, 2002 (File No. 1-12454).
(7)	Incorporated by reference to Exhibit 10.8 to Annual Report on Form 10-K of Ruby Tuesday, Inc. for the fiscal year ended May 31, 2005, filed with the Securities and Exchange Commission on August 2, 2005 (File No. 1-12454).
(8)	Incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 9, 2007 by Ruby Tuesday, Inc. for the three month period ended December 5, 2006 (File No. 1-12454).
(9)	Incorporated by reference to Exhibit 10(h) to Annual Report on Form 10-K of Morrison Restaurants Inc. for the fiscal year ended June 5, 1993 (File No. 0-1750) and by reference to Exhibit 10.10 to Annual Report on Form 10-K of Ruby Tuesday, Inc. for the fiscal year ended June 1, 2004, filed with the Securities and Exchange Commission on July 30, 2004 (File No. 1-12454).
(10)	Incorporated by reference to Exhibit 10.14 to Annual Report on Form 10-K of Ruby Tuesday, Inc. for the fiscal year ended June 6, 2006, filed with the Securities and Exchange Commission on August 8, 2006 (File No. 1-12454).
(11)	Incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 9, 2007 by Ruby Tuesday, Inc. for the three month period ended December 5, 2006 (File No. 1-12454).
(12)	Incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 9, 2007 by Ruby Tuesday, Inc. for the three month period ended December 5, 2006 (File No. 1-12454).
(13)	Incorporated by reference to Exhibit 10(i) to Annual Report on Form 10-K of Morrison Restaurants Inc. for the fiscal year ended June 5, 1993 (File No. 0-1750).
(14)	Incorporated by reference to Exhibit 10(n) to Annual Report on Form 10-K of Morrison Restaurants Inc. for the fiscal year ended June 3, 1995 (File No. 1-12454).
(15)	Incorporated by reference to Exhibit 10.32 to Form 8-B filed with the Securities and Exchange Commission on March 15, 1996 by Ruby Tuesday, Inc. (File No. 1-12454).

(16) Incorporated by reference to Exhibit 10.14 to Annual Report on Form 10-K of Ruby Tuesday, Inc. for the fiscal year ended June 3, 2003, filed with the Securities and Exchange Commission on August 15, 2003 (File No. 1-12454).

(17) Incorporated by reference to Exhibit 10.15 to Annual Report on Form 10-K of Ruby Tuesday, Inc. for the fiscal year ended June 3, 2003, filed with the Securities and Exchange Commission on August 15, 2003 (File No. 1-12454).

(18) Incorporated by reference to Exhibit 10.41 to Annual Report on Form 10-K of Ruby Tuesday, Inc. for the fiscal year ended June 5, 2001 filed with the Securities and Exchange Commission on August 31, 2001 (File No. 1-12454).

(19) Incorporated by reference to Exhibit 99.5 to Form 10-Q filed with the Securities and Exchange Commission on January 10, 2005 by Ruby Tuesday, Inc. for the three month period ended November 30, 2004 (File No. 1-12454).

(20) Incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 11, 2007 by Ruby Tuesday, Inc. for the three month period ended March 6, 2007 (File No. 1-12454).

(21) Incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 11, 2007 by Ruby Tuesday, Inc. for the three month period ended March 6, 2007 (File No. 1-12454).

(22) Incorporated by reference to Exhibit 10(q) to Annual Report on Form 10-K of Morrison Restaurants Inc. for the fiscal year ended June 3, 1989 (File No. 0-1750).

(23) Incorporated by reference to Exhibit 10(a)(a) to Annual Report on Form 10-K of Morrison Restaurants Inc. for the fiscal year ended June 4, 1994 (File No. 1-12454).

(24) Incorporated by reference to Exhibit 10.25 to Annual Report on Form 10-K of Ruby Tuesday, Inc. for the fiscal year ended June 3, 2003, filed with the Securities and Exchange Commission on August 15, 2003 (File No. 1-12454).

(25) Incorporated by reference to Exhibit 99.2 to Form 10-Q filed with the Securities and Exchange Commission on January 10, 2005 by Ruby Tuesday, Inc. for the three month period ended November 30, 2004 (File No. 1-12454).

(26) Incorporated by reference to Exhibit 99.1 to Form 10-Q filed with the Securities and Exchange Commission on January 10, 2005 by Ruby Tuesday, Inc. for the three month period ended November 30, 2004 (File No. 1-12454).

(27) Incorporated by reference to Exhibit 99.1 to Form 10-Q filed with the Securities and Exchange Commission on October 18, 2000 by Ruby Tuesday, Inc. for the three month period ended September 3, 2000 (File No. 1-12454).

(28) Incorporated by reference to Exhibit 99.2 to Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 18, 2000 by Ruby Tuesday, Inc. for the three month period ended September 3, 2000 (File No. 1-12454).

(29) Incorporated by reference to Exhibit 10.43 to Annual Report on Form 10-K of Ruby Tuesday, Inc. for the fiscal year ended June 5, 2001 filed with the Securities and Exchange Commission on August 31, 2001 (File No. 1-12454).

(30) Incorporated by reference to Exhibit 99.1 to Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 19, 2002 by Ruby Tuesday, Inc. for the three month period ended March 5, 2002 (File No. 1-12454).

(31) Incorporated by reference to Exhibit 99.1 to Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 15, 2003 by Ruby Tuesday, Inc. for the three month period ended December 3, 2002 (File No. 1-12454).

(32) Incorporated by reference to Exhibit 99.4 to Form 10-Q filed with the Securities and Exchange Commission on January 10, 2005 by Ruby Tuesday, Inc. for the three month period ended November 30, 2004 (File No. 1-12454).

(33) Incorporated by reference to Exhibit 10.42 to Annual Report on Form 10-K of Ruby Tuesday, Inc. for the fiscal year ended June 6, 2006, filed with the Securities and Exchange Commission on August 8, 2006 (File No. 1-12454).

(34) Incorporated by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 9, 2007 by Ruby Tuesday, Inc. for the three month period ended December 5, 2006 (File No. 1-12454).

(35) Incorporated by reference to Exhibit 10.44 to Annual Report on Form 10-K of Ruby Tuesday, Inc. for the fiscal year ended June 5, 2001 filed with the Securities and Exchange Commission on August 31, 2001 (File No. 1-12454).

(36) Incorporated by reference to Exhibit 10.58 to Annual Report on Form 10-K of Ruby Tuesday, Inc. for the fiscal year ended June 4, 2002 filed with the Securities and Exchange Commission on August 29, 2002 (File No. 1-12454).

(37) Incorporated by reference to Exhibit 99.2 to Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 15, 2003 by Ruby Tuesday, Inc. for the three month period ended December 3, 2002 (File No. 1-12454).

(38) Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on January 18, 2005 (File No. 1-12454).

(39) Incorporated by reference to Exhibit 10.6 to Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 9, 2007 by Ruby Tuesday, Inc. for the three month period ended December 5, 2006 (File No. 1-12454).

(40) Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2005 (File No. 1-12454).

(41) Incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2005 (File No. 1-12454).

(42) Incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2005 (File No. 1-12454).

(43) Incorporated by reference to Exhibit 99.1 to Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 19, 2000 by Ruby Tuesday, Inc. for the three month period ended December 5, 1999 (File No. 1-12454).

(44) Incorporated by reference to Exhibit 99.7 to Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 15, 2003 by Ruby Tuesday, Inc. for the three month period ended December 3, 2002 (File No. 1-12454).

(45) Incorporated by reference to Form 8-K filed with the Securities and Exchange Commission on July 14, 2006 by Ruby Tuesday, Inc. (File No. 1-12454).

(46) Incorporated by reference to Form 8-K filed with the Securities and Exchange Commission on July 14, 2006 by Ruby Tuesday, Inc. (File No. 1-12454).

(47) Incorporated by reference to Exhibit 10.23 to Form 8-B filed with the Securities and Exchange Commission on March 15, 1996 by Ruby Tuesday, Inc. (File No. 1-12454).

(48) Incorporated by reference to Exhibit 10.24 to Form 8-B filed with the Securities and Exchange Commission on March 15, 1996 by Ruby Tuesday, Inc. (File No. 1-12454).

(49) Incorporated by reference to Exhibit 10.25 to Form 8-B filed with the Securities and Exchange Commission on March 15, 1996 by Ruby Tuesday, Inc. (File No. 1-12454).

(50) Incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2005 (File No. 1-12454).

(51) Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2005 (File No. 1-12454).

(52) Incorporated by reference to Exhibit 99.3 to Form 10-Q filed with the Securities and Exchange Commission on January 10, 2005 by Ruby Tuesday, Inc. for the three month period ended November 30, 2004 (File No. 1-12454).

(53) Incorporated by reference to Exhibit 10.4 to Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 9, 2007 by Ruby Tuesday, Inc. for the three month period ended December 5, 2006 (File No. 1-12454).

(54) Incorporated by reference to Exhibit 10.1 to Form 8-K filed with the Securities and Exchange Commission on March 5, 2007 (File No. 1-12454).

(55) Incorporated by reference to Exhibit 10.2 to Form 8-K filed with the Securities and Exchange Commission on November 24, 2004 (File No. 1-12454).

(56) Incorporated by reference to Exhibit 10.1 to Form 8-K filed with the Securities and Exchange Commission on September 14, 2006 (File No. 1-12454).

(57) Incorporated by reference to Exhibit 10.2 to Form 8-K filed with the Securities and Exchange Commission on March 5, 2007 (File No. 1-12454).

(58) Incorporated by reference to Exhibit 99.2 to Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 9, 2006 by Ruby Tuesday, Inc. for the three month period ended November 29, 2005 (File No. 1-12454).

(59) Incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on April 8, 2003 (File No. 1-12454).

(60) Incorporated by reference to Exhibit 99.4 to Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 16, 2004 (File No. 1-12454).

(61) Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on April 17, 2007 (File No. 1-12454).

(62) Incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed with the Securities and Exchange Commission on April 17, 2007 (File No. 1-12454).

(63) Incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed with the Securities and Exchange Commission on April 17, 2007 (File No. 1-12454).

(64) Incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed with the Securities and Exchange Commission on April 17, 2007 (File No. 1-12454).

Stock Performance Graph

The following chart and table compare the cumulative total return of the Company's Common Stock with the cumulative total return of the NYSE Stock Market (U.S. Companies) Index and a peer group consisting of U.S. companies listed on the NYSE whose business activities are included in the same standard industrial classification industry group as the Company's business (SIC industry group code 5812, Eating and Drinking Places).

Comparison of 5 Year Cumulative Total Return*
Among Ruby Tuesday, Inc., The NYSE Composite Index
And A Peer Group


$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/4/02
6/3/03
6/1/04
5/31/05
6/6/06
6/5/07
Ruby Tuesday, Inc.
NYSE Composite
Peer Group

* $100 invested on 6/4/02 in stock or index-including reinvestment of dividends.

	6/4/02	6/3/03	6/1/04	5/31/05	6/6/06	6/5/07
Ruby Tuesday, Inc.	$100.00	$105.79	$127.18	$111.91	$120.49	$122.84
NYSE Composite	$100.00	$94.90	$114.89	$128.98	$149.14	$190.25
Peer Group	$100.00	$76.27	$100.64	$123.13	$131.16	$189.09

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighed daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
D. The index level for all shares was set to $100.00 on June 4, 2002.



SIMPLE FRESH AMERICAN DINING

END

RubyTuesday

www.rubytuesday.com